UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No:     )

GTSI Corp.

(Name of Subject Company)

GTSI Corp.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

36238K103

(CUSIP Number of Class of Securities)

Sterling Phillips

Chief Executive Officer

GTSI Corp.

2553 Dulles View Drive, #100

Herndon, Virginia 20171-5219

(703) 502-2000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jonathan F. Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 McLean, VA 22102 (703) 720-8600	Laurie L. Green, Esq. Holland & Knight LLP 515 East Las Olas Boulevard, Suite 1200 Fort Lauderdale FL 33301 (954) 525-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9, together with any Exhibits or Annexes hereto (this “Schedule 14D-9”), relates is GTSI Corp., a Delaware corporation (“GTSI” or the “Company”). The address of the principal executive offices of the Company is 2553 Dulles View Drive, #100, Herndon, Virginia 20171-5219. The telephone number for the Company at that address is (703) 502-2000.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.005 per share, of the Company (the “Common Stock” or the “Shares”). As of the close of business on May 11, 2012, there were (i) 9,707,909 Shares issued and outstanding, including 9,068 restricted Shares issued under awards granted under the Company’s equity incentive plans, and (ii) 185,374 Shares issuable upon the exercise of outstanding options and stock appreciation rights issued under awards granted under the Company’s equity incentive plans.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above under the heading “Name and Address.” The Company’s website address is www.gtsi.com. The information on the Company’s website should not be considered part of this statement.

Tender Offer

This Schedule 14D-9 relates to a tender offer by UNICOM SUB ONE, INC., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of UNICOM Systems, Inc., a California corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated May 18, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $7.75 per share (such price, or any per Share price paid in the Offer, the “Per Share Amount”), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2012. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 7, 2012, by and among Parent, the Purchaser and the Company (as such agreement may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and a direct, wholly-owned subsidiary of Parent. Each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held in the treasury of the Company and Shares owned by Parent or the Purchaser, all of which will be canceled and cease to exist, and any Shares owned by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive an amount in cash equal to the Per Share Amount, without interest thereon and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. A copy of the Merger Agreement and Schedule TO may also be found at www.gtsi.com by clicking on “About Us,” then “Investors” and then “SEC Filings.”

The Offer will expire at 12:00 midnight, New York City time, on Friday, June 15, 2012, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and the Purchaser is 15535 San Fernando Mission Blvd., Suite 310, Mission Hills, CA 91345 and the telephone number is (818) 838-0606.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth below in this Item 3 or Item 4, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, and (a) its executive officers, directors or affiliates; or (b) Parent, the Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with the replacement of the directors of the Company by the directors of the Purchaser immediately following the Effective Time.

(a)	Arrangements with Current Executive Officers and Directors of the Company

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change of control” applies, unless otherwise stated, the consummation of the Offer would constitute a change of control.

Interests of Certain Persons

The Company’s executive officers are Sterling Phillips, Jr. (Chief Executive Officer and President), Jeremy Wensinger (Chief Operating Officer), Peter Whitfield (Senior Vice President and Chief Financial Officer) and Joseph Uglialoro (Vice President, General Counsel and Secretary). The Company’s directors are Lee Johnson, Steven Kelman, Ph.D., Barry L. Reisig, John M. Toups, Daniel R. Young, Joseph “Keith” Kellogg, Jr., Lloyd Griffiths, Linwood “Chip” Lacy, Jr., Thomas L. Hewitt and Sterling Phillips, Jr.

Certain members of management and the board of directors of GTSI (the “GTSI Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The GTSI Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby and recommending that stockholders accept and tender Shares in the Offer. Except for the pre-existing agreements described below or in the Information Statement, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Purchaser or the Company, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Equity Awards Granted under the Company’s Stock Incentive Plans

As of the Effective Time, each outstanding option to purchase Shares (collectively, the “Company Options”), each outstanding stock appreciation right (collectively, the “Company SARs”) and each restricted stock award (collectively, the “Company RSAs”) that was granted under the Company’s equity based compensation plans will fully accelerate and vest (to the extent not previously vested by its terms) and be cancelled.

Each holder of Company Options that are unexercised and outstanding at the Effective Time may elect to receive, in cancellation of the Company Options at the Effective Time, an amount in cash (less applicable withholding taxes) equal to the product of (A) the amount, if any, by which the Per Share Amount exceeds the per share exercise price of such Company Option and (B) the number of Shares into which such Company Option is exercisable.

Each holder of Company SARs that are unexercised and outstanding at the Effective Time may elect, in cancellation of the Company SARs at the Effective Time, an amount in cash (less applicable withholding taxes) equal to the product of (A) the amount, if any, by which the Per Share Amount exceeds the per share exercise price of such Company SAR and (B) the number of Shares into which such Company SAR is exercisable.

Each holder of Company RSAs that are outstanding at the Effective Time may elect, in cancellation of the Company RSAs at the Effective Time, to receive an amount in cash (less applicable withholding taxes) equal to the Per Share Amount.

The table below shows the amount in cash that each executive officer is expected to receive, based on equity awards held as of May 11, 2012, as a result of the cancellation of all Company Options, Company SARs and Company RSAs held by the Company’s executive officers. None of the directors other than Sterling Phillips will receive any cash based on their equity awards.

Name of Officer or Director	Company Options	Company SARs	Company RSAs	Total
Sterling E. Phillips, Jr.	$600,000	—	—	$600,000
Jeremy Wensinger	$676,000	—	—	$676,000
Peter Whitfield	$95,500	—	$19,979.18	$115,479.18
Joseph Uglialoro	$32,300	—	—	$32,000

Total	$1,403,800	—	$19,979.18	$1,423,779.18

Employment Agreements

Sterling Phillips

On January 24, 2011, the Company entered into an employment agreement, effective as of December 1, 2010, with Sterling Phillips, pursuant to which Mr. Phillips is employed by GTSI as CEO and President. The agreement provides that Mr. Phillips will receive a base salary of $400,000 per annum, with a targeted incentive of up to $450,000 in the form of cash and restricted stock subject to 100% attainment for specific performance goals established by the GTSI Board. Annual base salary and targeted incentives will be reviewed annually by the GTSI Board.

Mr. Phillips’ employment agreement also provides that, subject to applicable laws, the GTSI Board will nominate Mr. Phillips for election as a GTSI Board member by the stockholders while he is employed under the agreement. Mr. Phillips was so nominated and elected to the GTSI Board by the stockholders at the 2011 Annual Meeting.

If a change of control of GTSI, as defined in the agreement, occurs and Mr. Phillips’ employment is terminated by the Company without cause or by Mr. Phillips for good reason, as defined in the agreement, Mr. Phillips will be entitled to, among other benefits normally provided to other GTSI executives, the following:

•	severance equal to 12 months of his annual base salary at the time of termination;

•	accelerated vesting of stock awards (whether restricted stock, stock options or other awards); and

•	other benefits that will have accrued as of the termination date.

The severance amounts would be paid during the 12 months following the termination date in accordance with the Company’s standard payroll schedule.

Jeremy Wensinger

On October 18, 2011, the Company entered into an employment agreement, effective as of October 7, 2011, with Jeremy Wensinger, pursuant to which Mr. Wensinger is employed by GTSI as Chief Operating Officer. The agreement provides that Mr. Wensinger will receive a base salary of $400,000 per annum, with a targeted incentive of up to $250,000 in the form of cash and restricted stock (which was prorated for 2011) subject to 100% attainment for specific performance goals established by the GTSI Board. For 2012, the Company has guaranteed 50% of Mr. Wensinger’s incentive opportunity (at 100% attainment), an amount equal to $125,000. Annual base salary and targeted incentives will be reviewed annually by the GTSI Board.

If the Company terminates Mr. Wensinger’s employment without cause, he will be entitled to, among other benefits normally provided to other GTSI executives, severance equal to 12 months of his annual base salary at the time of termination payable during the first 12 months after the termination date in accordance with the Company’s standard payroll schedule.

If a change of control of GTSI, as defined in the agreement, occurs and Mr. Wensinger’s employment is terminated by the Company without cause or by Mr. Wensinger for good reason, Mr. Wensinger will be entitled to, among other benefits normally provided to other GTSI executives, the following:

•	severance equal to 12 months of his annual base salary at the time of termination;

•	accelerated vesting of stock awards (whether restricted stock, stock options or other awards); and

•	other benefits that will have accrued as of the termination date.

The severance amounts would be paid during the 12 months following the termination date in accordance with Company’s standard payroll schedule.

Peter Whitfield

The Company and Peter Whitfield entered into an employment agreement pursuant to which Mr. Whitfield is employed as GTSI’s Chief Financial Officer effective October 29, 2008. Pursuant to the agreement, the Company currently pays Mr. Whitfield a salary at the annual rate of $285,000 and Mr. Whitfield has a targeted annual incentive of up to $171,000 at 100% achievement, or $342,000 at 200% achievement, subject to the Company’s then existing incentive plan attainment level.

The Company also agreed to provide Mr. Whitfield with a severance payment equal to six months of his then base salary for a termination without cause. After a change of control, if Mr. Whitfield is terminated without cause, or, without his consent, he is assigned duties that are a material diminution in his authority, duties or responsibilities and not cured after 30 days, he will be entitled to the following:

•	severance equal to 15 months of his annual base salary and 125% of his incentive compensation plan bonus at the 100% achievement level;

•	accelerated vesting of stock awards (whether restricted stock, stock options or other awards); and

•	other benefits that will have accrued as of the termination date.

The severance amounts would be paid during the 15 months following the termination date in accordance with Company’s standard payroll schedule.

For purposes of the employment agreements for Messrs. Phillips, Wensinger and Whitfield, “Cause” is defined as:

•	deliberate and premeditated acts against the Company’s best interests;

•	acts or omissions involving unacceptable performance under standard business results for a company in the Company’s market and industry, as reasonably determined by the GTSI Board; or

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improper conduct including, but not limited to: failure or refusal to perform assigned duties or to follow the Company’s policies, as determined in the GTSI Board’s sole discretion; commission of sexual harassment or other employment practice liabilities; excessive absenteeism; unlawful use or possession of drugs or misuse of legal drugs or alcohol; misappropriation of a Company asset or opportunity; the offer, payment, solicitation or acceptance of any bribe or kickback with respect to the Company’s business; the assertion, representation or certification of any false claim or statement to a customer of the Company; or indictment or conviction for any felony whatsoever or for any misdemeanor involving moral turpitude).

For purposes of the employment agreements for Messrs. Phillips and Wensinger, “Good Reason” is defined as any one of the following events, after a cure period:

•	any material diminution of the executive’s then existing annual base salary;

•	any material diminution of the executive’s duties, responsibilities, authority, reporting structure, titles or offices;

•	any material change in the geographic location at which the executive must perform his services; or

•	any other action or inaction by the Company that constitutes a material breach of its obligations under the employment agreement.

Severance Agreements and Change of Control Agreements

The Company has entered into severance agreements and change of control agreements with Joseph Uglialoro. Also, as discussed above, Mr. Phillips’, Mr. Wensinger’s and Mr. Whitfield’s employment agreements have severance and change of control provisions.

The severance agreement with Mr. Uglialoro entitles him to a severance package if his employment is terminated by GTSI without cause, in which case the Company will pay him a lump sum severance payment equal to four months of his then current annual base salary, subject to standard withholdings and deductions. The Company’s obligation to pay this severance compensation is subject to receipt of a release from Mr. Uglialoro.

The change of control agreement with Mr. Uglialoro provides that if a change of control of GTSI occurs and Mr. Uglialoro’s employment is terminated by the Company without cause or by Mr. Uglialoro for good reason, he will be entitled to, among other benefits normally provided to other GTSI executives, severance equal to:

•	three months of his annual total target compensation at the time of termination;

•	accelerated vesting of stock awards (whether restricted stock, stock options or other awards); and

•	six months of continued group health insurance benefits.

The severance amounts would be paid during the three months following the termination date in accordance with the Company’s standard payroll schedule.

For purposes of the employment agreements for Mr. Uglialoro “Cause” is defined as:

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acts or omissions involving unacceptable performance or conduct (examples of which include, but are not limited to: failure or refusal to perform assigned duties or to follow Company policies, as determined in the sole discretion of the Company; commission of a sexual harassment; excessive absenteeism; unlawful use or possession of drugs or misuse of legal drugs or alcohol; misappropriation of a Company asset or opportunity; the offer, payment, solicitation or acceptance of any bribe or kickback with respect to the Company’s business; the assertion, representation or certification of any false claim or statement to a Company customer; or indictment or conviction for any felony whatsoever or for any misdemeanor involving moral turpitude);

•	the inability for any reason to perform the essential functions of the position; or

•	other conduct deemed by the Company to be inappropriate for an officer or harmful to the Company’s interests or reputation.

For additional information regarding potential payments upon a change of control, see “Item 8. Additional Information—Golden Parachute Compensation” below.

Director and Officer Exculpation, Indemnification and Insurance

The Company has included in its Restated Certificate of Incorporation (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the “DGCL”), or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Charter and Bylaws of the Company provide that the Company is required to indemnify its directors and officers in the event that any one of them is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), because he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise against any expenses (including attorneys’ fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Furthermore, the Charter and Bylaws of the Company also provide that the Company is required to indemnify its directors and officers in the event that any one of them is or was a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company also has entered into indemnification agreements with each of its directors and executive officers requiring the Company to indemnify and hold harmless each of its directors and executive officers to the fullest extent authorized or permitted by the provisions of the Charter, Bylaws and the DGCL. This description of the indemnification agreements between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

In addition, the Merger Agreement provides that from and after the Effective Time, Parent and the Company, as the surviving corporation, will:

•

indemnify and hold harmless each person who is at the date of the Merger Agreement or during the period from the date Merger Agreement through the closing date of the Merger serving as a director, officer or trustee, or as a fiduciary under or with respect to any employee benefit plan of the Company or any of its subsidiaries to the fullest extent authorized or permitted by applicable law, as in effect, in connection with any claim and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom, including acts or omissions occurring at or before the Effective Time and any claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated therein, including the consideration and approval thereof and the process undertaken in connection therewith and any claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who continues to be or who has ceased to be a director, officer or trustee of the Company or any of its subsidiaries or fiduciary under or with respect to any employee benefit plan of the Company or any of its subsidiaries after the date of the Merger Agreement and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives;

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promptly pay on behalf of or, within 30 days after any request for advancement, advance to each of the indemnified parties, to the fullest extent authorized or permitted by applicable law, as in effect, any expenses incurred in defending, serving as a witness with respect to or otherwise participating in any claim in advance of the final disposition of such claim, including payment on behalf of or advancement to the indemnified party of any expenses incurred by such indemnified party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security;

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agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors, officers, trustees, employees, agents, or fiduciaries of the Company or any of its subsidiaries as provided in the Company’s Charter or its Bylaws (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Company’s subsidiaries) and indemnification agreements of the Company or any of its subsidiaries shall be assumed by the Company in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms;

•

for a period of six years from the Effective Time, the Company’s organizational documents shall contain provisions no less favorable with respect to indemnification than are set forth in the Company’s current Charter and Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, trustees, employees, agents, or fiduciaries of the Company or any of the Company’s subsidiaries or with respect to any employee benefit plans, unless such modification shall be required by law and then only to the minimum extent required by law;

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for a period of at least six years the current policies of directors’ and officers’ liability insurance shall be maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions; provided, that (i) the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured (provided, that such substitution shall not result in gaps or lapses of coverage with respect to matters occurring before the Effective Time), (ii) in no event shall the Company be required to expend more than an amount per year of coverage equal to $300,000.

•

if the Company would be required to expend more than $300,000, the Company shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to $300,000. Parent shall, and shall cause the Company or its successors or assigns to, maintain such policies in full force and effect, and continue to honor all obligations thereunder;

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if the Company or any of its respective successors or assigns (i) consolidates with or merges with or into any other person and shall not be the continuing or surviving limited liability company, partnership or other entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company assumes the Company’s indemnification and insurance obligations; and

•

perform all of the obligations of the Company with respect to indemnification and insurance obligations and the parties acknowledge and agree that Parent guarantees the payment and performance of the Company with respect to such obligations.

(b)	Arrangements with Affiliates of Company

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The representations and warranties included in the Merger Agreement were made by GTSI, the Purchaser and Parent for the benefit of each other for purposes of the Merger Agreement. These representations and warranties were made as of specific dates and are in some cases subject to important qualifications, limitations and supplemental information agreed to by GTSI, the Purchaser and Parent in connection with negotiating the terms of the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk among GTSI, the Purchaser and Parent or establishing the circumstances in which the Purchaser and Parent are not obligated to close the Offer if the representations and warranties of GTSI prove to be untrue due to a change in circumstance or otherwise, rather than to establish matters as facts. Moreover, the representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders, and information concerning the subject matter of such representations and warranties may change after the dates specified in the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties and other provisions of the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and the Offer to Purchase provided by Parent and the Purchaser for information regarding the parties. Although the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the parties to the Merger Agreement as of a specific date, any specific material facts that qualify the representations and warranties in the Merger Agreement have been disclosed in this Schedule 14D-9 or in the information incorporated by reference herein, as applicable.

Cash Consideration Payable Pursuant to the Offer

If the Company’s directors and executive officers tender for purchase all of the Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If the directors and executive officers tender all of their Shares (excluding Company RSAs and the Shares issuable pursuant to the exercise of Company Options) for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Purchaser, the directors and executive officers would receive an aggregate of $16,462,960.75 in cash, without interest, less any required tax withholdings.

Name of Officer or Director	Number of Shares	Aggregate Cash Payment
Leland Johnson	140,831	$1,091,440.25
John M. Toups	78,331	$607,065.25
Peter Whitfield	11,153	$86,435.75
Steven Kelman, Ph.D.	60,846	$471,556.50
Sterling E. Phillips, Jr.	22,000	$170,500.00
Daniel R. Young	43,331	$335,815.25
Thomas L. Hewitt	32,331	$250,565.25
Barry L. Reisig	26,331	$204,065.25
Joseph “Keith” Kellogg, Jr.	23,331	$180,815.25
Lloyd Griffiths	13,332	$103,323.00
Linwood “Chip” Lacey*	1,672,114	$12,958,883.50
Joseph Uglialoro	322	$2,495.50
Jeremy Wensinger	—	—

Total	2,124,253	$16,462,960.75

*	Includes Shares held by the Linwood A. Lacy, Jr. September 15, 2004 Charitable Lead Annuity Trust

Treatment of GTSI Equity Awards; Section 16 Matters

The Merger Agreement provides that, at the Effective Time, Company Options, Company SARs and Company RSAs will be treated as follows, as further described above:

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Stock Options. As of the Effective Time, each Company Option will fully accelerate (to the extent not previously vested by its terms) and if the holder elects, will be canceled in exchange for a payment (less applicable withholding taxes) equal to the product of (i) the amount, if any, by which the Per Share Amount exceeds the per share exercise price of such Company Option and (ii) the number of Shares into which such Company Option is exercisable.

•

Restricted Shares. As of the Effective Time, each unvested Company RSA will fully accelerate and if the holder elects, will be canceled in exchange for a payment (less applicable withholding taxes) equal to the Per Share Amount.

•

Stock Appreciation Rights. As of the Effective Time, each unvested Company SAR will fully accelerate and if the holder elects, will be canceled in exchange for a payment (less applicable withholding taxes) equal to the product of (i) the amount, if any, by which the Per Share Amount exceeds the per share exercise price of such Company SAR and (ii) the number of Shares into which such Company SAR is exercisable.

Pursuant to the Merger Agreement, GTSI agreed to take actions reasonably required to cause the dispositions of Company Options, Company SARs and Company RSAs as described above to be exempt under Rule 16b-3 of the Exchange Act.

Effect of the Offer on Employee Benefits

In connection with the Merger, to the extent permitted by applicable law and the applicable employee benefit plans, Parent has agreed to ensure that each employee of the Company or its subsidiaries as of the Effective Time receives credit under any employee benefit plan of Parent that qualifies as an “employee benefit plan” under Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) for such employee’s service to the Company or the applicable subsidiary prior to the Effective Time with respect to such things as determining eligibility to participate, level of benefits, benefit accruals and vesting.

Tender and Voting Agreements

Concurrently with entering into the Merger Agreement, Parent and the Purchaser entered into Tender and Voting Agreements (the “Tender Agreements”) with Linwood A. Lacy, Jr., the Linwood A. Lacy, Jr. September 15, 2004 Charitable Lead Annuity Trust and Lee Johnson (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender all Shares held by them on the date of the Tender Agreements, or acquired after that date, to the Purchaser in the Offer (the “Tendering Stockholder’s Shares”). Based on information provided by the Tendering Stockholders, an aggregate of 1,812,945 Shares, representing approximately 18.67% of the outstanding Shares (calculated on a fully diluted basis in the same manner as the Minimum Tender Condition (as defined in the Merger Agreement)) as of May 11, 2012, will be tendered by the Tendering Stockholders in the Offer.

Pursuant to the Tender Agreements, the Tendering Stockholders have agreed to tender (and not to withdraw) such Shares no later than the 10th business day following commencement of the Offer.

The Tender Agreements also restrict the transfer of the Tendering Stockholder’s Shares. The covenants and agreements to tender and vote the Tendering Stockholder’s Shares pursuant to the Tender Agreements will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time, (iii) a Change in Recommendation (as defined in the Merger Agreement) and (iv) the mutual consent of Parent and the Tendering Stockholder. The Tendering Stockholders also can terminate the Tender Agreements if there is a decrease in the Per Share Amount or any change in the form of consideration payable in the Offer.

This summary is qualified in its entirety by reference to the Tender Agreements filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Representation on the Company’s Board of Directors

Pursuant to the terms of the Merger Agreement, promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, Parent or the Purchaser will be entitled to designate such number of directors to the GTSI Board equal to at least such number of directors, rounded up to the nearest whole number, that is the product of (i) the total number of directors on the GTSI Board (giving effect to the directors elected or appointed by Parent or Purchaser) multiplied by (ii) the percentage that (A) such number of shares of the Common Stock so accepted for payment and paid for by Purchaser plus the number of shares of the Common Stock otherwise owned by Parent or Purchaser or any subsidiary of Parent bears to (B) the number of such shares outstanding; provided, that until the Effective Time, the GTSI Board must have at least three independent directors (as defined in Rule 10A-3 under the Exchange Act) (the “Independent Directors”). As a result, Parent will have the ability to designate at least a majority of the GTSI Board following consummation of the Offer.

After the election or appointment of the directors designated by Parent to the GTSI Board and prior to the Effective Time, under the terms of the Merger Agreement, the affirmative vote of a majority of the Independent Directors of the GTSI Board is required to (i) amend or terminate the Merger Agreement on behalf of the

Company; (ii) extend the time of performance of, or waive, any of the obligations or other acts of Parent or the Purchaser under the Merger Agreement, or to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, if such would adversely affect the Company’s stockholders (other than Parent or the Purchaser), (iii) except as specifically provided or required by the Merger Agreement, amend the Charter or Bylaws in a manner that would reasonably be expected to adversely affect the Company’s stockholders (other than Parent or the Purchaser) or (iv) take any other action or make any other determination of the GTSI Board under or in connection with the Merger Agreement or the transactions contemplated by it if it would reasonably be expected to adversely affect the Company’s stockholders (other than Parent or the Purchaser).

This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a)	Recommendation

At a meeting held on May 6, 2012, the GTSI Board unanimously:

(1) authorized and approved the execution, delivery and performance of the Merger Agreement;

(2) approved and declared advisable the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement;

(3) determined that the terms of the Merger Agreement, the Merger, the Offer and the transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and the Company’s stockholders; and

(4) recommended that the Company’s stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

Accordingly, the GTSI Board unanimously recommends that the holders of Common Stock accept the Offer, tender their shares of Common Stock pursuant to the Offer, and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

(b)	Background and Reasons for the Recommendation

Background of the Offer

Beginning in May 2010, certain disputes arose between the Company and Eyak Technology, LLC (“EyakTek”), a limited liability company in which the Company owned a 37% interest, including the continuation of EyakTek’s business following its graduation from the U.S. Small Business Administration’s (“SBA”) Section 8(a) Program.

On June 3, 2010, two directors of the Company met with the President of a strategic party (“Strategic Party A”) and a principal at the equity firm which owned a majority interest in Strategic Party A to discuss the benefits of a possible business combination. The directors of the Company advised Strategic Party A to defer discussions of a possible business combination until the Company’s financial condition and stock price improved.

On August 13, 2010, EyakTek made an unsolicited offer to purchase the Company. The GTSI Board in consultation with its financial and legal advisors, determined that this offer substantially undervalued the Company, and rejected it.

On September 9, 2010, the Company engaged Raymond James & Associates, Inc. (“Raymond James”) as its financial advisor pursuant to an engagement agreement covering the provision of various financial advisory services by Raymond James. Raymond James initially advised the Company on a potential sale of its interest in EyakTek.

On September 13, 2010, EyakTek made another unsolicited offer to acquire the Company at $7.00 per share. On the same date, the GTSI Board, in consultation with its financial and legal advisors, determined that this offer was substantially inadequate, and rejected it.

On October 1, 2010, the Company received notice from the SBA that the Company had been temporarily suspended from any future Federal Government contracting.

On October 4, 2010, EyakTek announced it was withdrawing its offer for the Company.

Following the announcements of the SBA temporary suspension and EyakTek’s withdrawal of its offer, the Company’s stock price decreased significantly.

On October 19, 2010, GTSI entered into an administrative agreement with the SBA (the “SBA Agreement”) pursuant to which the SBA lifted the suspension it had imposed on the Company. Pursuant to the SBA Agreement, the Company agreed that it would not obtain or attempt to obtain any new Federal Government contracts, subcontracts or any business, which in any capacity, whether directly or indirectly is intended to benefit small businesses, including task orders and options on existing contracts.

On October 26, 2010, in connection with the SBA Agreement, the Company accepted the voluntary resignations of its Chief Executive Officer and its General Counsel.

On November 19, 2010, the Company appointed Sterling Phillips as its Chief Executive Officer and President.

Following the lifting of the SBA temporary suspension, the U.S. Attorney’s Office began a review of the same subject matter that led to the temporary suspension, which review continues to the date hereof.

Throughout the fourth quarter of 2010 and 2011, the Company experienced decreased revenues and overall financial performance, in part due to the SBA temporary suspension, the loss of certain sales employees during the suspension and increased legal and administrative costs responding to various legal matters, including the SBA suspension, U.S. Attorney review and ongoing disputes with EyakTek. During this period, the Company’s stock price remained at levels that the GTSI Board believed undervalued the Company, and trading volume in the stock was low, offering stockholders limited appreciation or liquidity for their shares. In reaction to these circumstances, the GTSI Board discussed and reviewed the strategic direction and alternatives for the Company, with the goal of enhancing value and providing greater liquidity to the Company’s stockholders.

One of the Company’s objectives was to increase its business of providing information technology services to governmental customers. On August 15, 2011, the Company completed the acquisition of Information Systems Consulting Group, Inc. for approximately $15,000,000 which provided the Company with higher margin information service revenue from the target’s primary customer being the Internal Revenue Service.

On August 19, 2011, the Company entered into a Settlement and Redemption Agreement with EyakTek, pursuant to which EyakTek purchased the Company’s 37% interest in EyakTek for $20,000,000, and the Company and EyakTek mutually released each other from claims against each other, and dismissed legal actions against each other.

During the week of September 19-23, 2011, a principal of Bidder A, a private equity firm, contacted Mr. Phillips, to express Bidder A’s interest in a potential acquisition of the Company. Mr. Phillips knew the Bidder A principal from a previous business relationship. Mr. Phillips and the Bidder A principal discussed the Company’s provision of non-public information to Bidder A, and other aspects of a potential transaction. On September 30, 2011, representatives of Bidder A and Messrs. Phillips, Wensinger and Whitfield met at the Company’s headquarters for an introductory discussion of the company and the management team. The discussion was limited to publicly available information since no non-disclosure agreement was in place.

On October 1, 2011, Mr. Phillips sent an email to the GTSI Board informing them of the initial meeting with Bidder A and his plan to continue working with Bidder A to develop an acquisition proposal unless there was objection from the GTSI Board. Via email, the GTSI Board agreed with the plan to proceed with initial discussions with Bidder A.

On October 5, 2011, the Company and Bidder A entered into a non-disclosure agreement with respect to the Company’s provision of non-public and confidential information to Bidder A.

Commencing October 5, 2011, representatives of Bidder A visited the Company’s headquarters and reviewed Company financial information and conducted initial due diligence on the Company. Bidder A continued to conduct due diligence and make requests for information from the Company throughout the fall of 2011 and into February 2012.

On October 18, 2011, senior Company executives, including Messrs. Phillips and Whitfield, representatives of Holland & Knight LLP (“Holland & Knight”) and representatives of Bidder A held a conference call to discuss due diligence matters and certain potential transaction terms. Bidder A indicated it would likely offer certain senior executives of the Company, including Mr. Phillips, the opportunity to invest in the Company as part of the transaction and Bidder A’s retention strategy for key employees.

During October through mid-November 2011, Mr. Phillips and other senior management of the Company held discussions with Holland & Knight regarding the fiduciary duties of the GTSI Board in response to the unsolicited interest expressed by Bidder A, including the potential interests of Company directors and officers in a transaction with Bidder A, the advisability of forming a special committee of independent directors, an exclusivity period as eventually proposed by Bidder A, obtaining fairness opinions from financial advisors and the manner in which the Company should proceed in light of the fact that Bidder A was the sole party currently expressing interest in acquiring the Company. In addition to Holland & Knight, the Company also received advice on fiduciary duties from a Delaware law firm.

On November 2, 2011 there was a regular meeting of the GTSI Board with all directors present. During this meeting, Mr. Phillips provided an update on activities with Bidder A and Holland & Knight made a presentation and led a discussion of a potential transaction process and the GTSI Board’s fiduciary duties during each step of the process. Following the presentation, the GTSI Board unanimously approved the establishment of a special committee (the “Special Committee”) comprised solely of non-management, disinterested directors, and authorized the Special Committee to consider, review and negotiate with parties with respect to a possible sale transaction. The GTSI Board appointed John Toups (Chairman), Chip Lacy and Dan Young as the members of the Special Committee. Pursuant to Holland & Knight’s counsel, Mr. Phillips agreed to recuse himself from GTSI Board voting regarding Bidder A’s proposal due to his potential interest in the proposed transaction.

On November 7, 2011, Mr. Phillips informed Raymond James of Bidder A’s interest in the Company and requested that Raymond James act as financial advisor to the Company pursuant to the existing engagement agreement between the Company and Raymond James. Mr. Phillips and Raymond James discussed the potential transaction with Bidder A, and other strategic alternatives for the Company. Mr. Whitfield then requested that Raymond James perform a preliminary estimated liquidation analysis to provide the GTSI Board and the Special Committee with information regarding the Company’s potential liquidation value. Raymond James agreed to provide such estimated preliminary liquidation analysis and discussed with Mr. Whitfield the limitations and assumptions associated with this analysis.

On November 8, 2011, senior Company executives, including Mr. Phillips and Joseph Uglialoro, the Company’s General Counsel, representatives of Bidder A, representatives of Holland & Knight and representatives of Bidder A’s outside legal counsel held a telephone conference to discuss due diligence matters and a potential timeline for Bidder A to make an initial offer. Pursuant to those discussions, Bidder A committed to providing an initial offer no later than November 15, 2011.

On November 16, 2011, the GTSI Board received a written expression of interest from Bidder A, with respect to a cash-out merger transaction at a price per share of between $6.15 and $7.15. Bidder A indicated the transaction would not be subject to a financing contingency. Bidder A requested that the Company enter into an exclusivity agreement pursuant to which the Company would agree to negotiate exclusively with Bidder A for a period of 45 days (the “Exclusivity Agreement”). The expression of interest required a response by November 21, 2011.

On November 18, 2011, the GTSI Board held a special telephonic meeting which was attended by representatives of Raymond James and Holland & Knight. Mr. Phillips described the terms of Bidder A’s expression of interest and the GTSI Board discussed valuation of the Company, and potential strategic alternatives for the Company, including liquidation and declaring a cash dividend. Following those discussions, the GTSI Board determined it was in the best interests of the stockholders of the Company to move forward with negotiations with Bidder A, and to also consider other strategic alternatives. The GTSI Board also discussed potential responses to Bidder A’s offer price and other terms of the expression of interest.

Immediately following the November 18, 2011 GTSI Board meeting, the Special Committee held a telephonic meeting attended by Holland & Knight and Raymond James, and further discussed the Company’s valuation and factors relating to the valuation. The Special Committee also addressed potential alternatives to Bidder A’s offer, including a cash dividend and liquidation, and requested that Raymond James provide the Special Committee with preliminary estimated liquidation and fair value analyses. Raymond James led a discussion of fair value and liquidation analyses with respect to the Company and various limitations, assumptions and issues with conducting such analyses. The Special Committee also discussed potential responses to Bidder A’s expression of interest, and determined to consider engaging an independent advisor to render a fairness opinion in connection with a potential sale transaction.

On November 25, 2011, the Special Committee held a telephonic meeting attended by representatives of Raymond James and Holland & Knight. The Special Committee discussed the Company’s 2012 financial forecast, conditions in the Company’s industry and a preliminary estimated liquidation analysis from Raymond James, as well as initial indications of fair value. The Special Committee discussed fair value issues with respect to the Company’s valuation and, subject to conferring with management regarding certain financial data, determined to have Raymond James propose a range of $7.50 -$8.00 per share in a response to Bidder A’s expression of interest, and to resist Bidder A’s request for exclusivity. The Special Committee also authorized Holland & Knight to contact Stout Risius Ross, Inc. (“SRR”) concerning a potential engagement to render a fairness opinion to the Special Committee and GTSI Board in the event that a transaction were to occur.

On November 28, 2011, the Special Committee received requested financial information from Company management.

On November 29, 2011, Raymond James discussed the Special Committee’s proposed price range of $7.50 to $8.00 per share with Bidder A.

On November 30, 2011, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. Raymond James reported that Bidder A indicated it was willing to pay up to $7.50 per share, provided that the final share price would be adjusted by the Company’s cash and working capital at closing. Raymond James also stated that Bidder A continued to propose a 45 day period of exclusive negotiations, and also requested that it be reimbursed for its expenses in certain circumstances. The Special Committee discussed various aspects of Bidder A’s proposal, including its proposed adjustment based on the Company’s closing working capital.

On December 1, 2011, the Special Committee held a telephonic meeting attended by Raymond James and Holland & Knight. Mr. Phillips and Mr. Whitfield also attended the meeting for purposes of further discussing the closing working capital requirement proposed by Bidder A. The Special Committee discussed various aspects of Bidder A’s proposal, and considered various alternatives for counter-proposals, including reduced break-up fees and a shorter exclusivity period. After members of management left the meeting, the Special Committee then authorized Raymond James to propose a $7.50 per share price at a lower break-up fee, or in the alternative a $7.75 per share price at a higher break-up fee, with 30 days exclusivity and no Company reimbursement of Bidder A expenses. In addition, the Special Committee requested that the transaction contain a “go-shop” period pursuant to which the Company would be able to solicit offers from other buyers following execution of a merger agreement with Bidder A.

On December 5, 2011, representatives of Raymond James and Holland & Knight held discussions with Bidder A regarding the terms of the potential transaction. Raymond James indicated to Bidder A that the Special Committee would not accept a price lower than $7.50 a share, and would not move forward in negotiations if Bidder A was unable to commit to that minimum price. Bidder A indicated it would need to conduct further due diligence in order to confirm an offer at $7.50 per share.

On December 5, 2011, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. Raymond James reported on the negotiations with Bidder A held earlier that day. The Special Committee authorized the Company to allow Bidder A to conduct additional due diligence and instructed Raymond James to convey to Bidder A that, for the Company to move forward in negotiations, Bidder A had until December 16, 2011 to confirm a $7.50 per share price with no adjustment or contingency related to the Company’s working capital. The Company also instructed Raymond James to resist any request by Bidder A for reimbursement of its expenses.

Between December 5, 2011 and December 16, 2011, Bidder A conducted additional due diligence regarding the Company’s balance sheet, cash and working capital.

On December 16, 2011, Bidder A provided the GTSI Board with a revised written expression of interest indicating a price of $7.50 per share. Bidder A’s offer included (i) a condition that the Company would have minimum levels of cash and working capital at the transaction closing, (ii) a 40 day “go-shop” period following the signing of the merger agreement during which the Company could seek alternate proposals and (iii) a reduced break-up fee if the Company were to accept a superior proposal during the “go-shop” period. Bidder A requested that the Company enter into an Exclusivity Agreement under which, subject to certain circumstances, the Company would negotiate exclusively with Bidder A until January 31, 2012. The proposed Exclusivity Agreement provided for reimbursement of Bidder A’s expenses up to $250,000 under certain circumstances.

Between December 16, 2011 and December 21, 2011, Holland & Knight and Raymond James provided comments and revised drafts of the expression of interest and Exclusivity Agreement to the Company and the Special Committee, and also conducted discussions with Bidder A regarding the terms of the revised expression of interest.

On December 22, 2011, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. Mr. Phillips and Mr. Whitfield also attended the meeting for the discussion of the cash and working capital closing conditions requested by Bidder A. Raymond James summarized the terms of Bidder A’s revised expression of interest (including the exclusivity terms), and Holland & Knight described the discussions with Bidder A regarding certain of the material terms of the expression of interest. The Special Committee discussed the proposed minimum cash and working capital closing conditions and Messrs. Phillips and Whitfield answered questions regarding the Company’s projected balance sheet for the expected period of the transaction closing. The Special Committee expressed dissatisfaction with the cash and working capital closing condition as both a risk for the transaction closing and not a market term for public company transactions. Mr. Phillips and Mr. Whitfield then left the meeting. The Special Committee, Holland & Knight and Raymond James discussed the potential transaction steps and timing. The Special Committee authorized Holland & Knight to provide a revised expression of interest and Exclusivity Agreement to Bidder A which (i) did not include a cash or minimum net working capital closing condition, (ii) provided for a “reverse break-up fee” under which Bidder A would pay the Company a fee if Bidder A failed to close the transaction under certain circumstances, and (iii) substantially restricted the circumstances under which Bidder A would be entitled to reimbursement of expenses if negotiations failed to result in a definitive merger agreement.

On December 24, 2011, Holland & Knight presented Bidder A with the revised expression of interest and Exclusivity Agreement containing the terms described above.

On December 28, 2011, representatives of Holland & Knight and Raymond James held a telephone conference with Bidder A during which the parties discussed various outstanding issues and potential compromises with respect to the expression of interest and Exclusivity Agreement. Later on December 28, 2011, Bidder A sent revised versions of those documents proposing, among other items (i) that the transaction contain a minimum cash and working capital closing conditions set at certain levels to be approved by the GTSI Board, (ii) provided for “rolling” exclusivity periods subject to a party’s termination of exclusivity prior to the end of the applicable exclusivity period, (iii) expanded the circumstances under which the Company would be obligated to reimburse Bidder A’s expenses and (iv) decreased the amount of the reverse break-up fee.

On December 29, 2011, representatives of Holland & Knight and Bidder A discussed and negotiated outstanding issues on Bidder A’s expression of interest and proposed Exclusivity Agreement.

On December 30, 2011, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. The Special Committee discussed the outstanding issues on Bidder A’s expression of interest and Exclusivity Agreement, and authorized Holland & Knight and Raymond James to make certain counter proposals and compromises to Bidder A regarding (i) the balance-sheet related condition to closing, (ii) reimbursement of Bidder A’s expenses, (ii) an increased reverse break-up fee and (iv) the length of the exclusivity period. The Special Committee also discussed the timing and next steps in the transaction process, emphasizing to the Company advisors the need to move quickly toward a resolution of the deal terms and exclusivity or a determination not to move forward with Bidder A. Subsequent to the Special Committee meeting, Holland & Knight and Raymond James discussed the balance sheet related closing conditions with Messrs. Phillips and Whitfield. Holland & Knight provided revised documents reflecting the changes approved by the Special Committee to Bidder A and its counsel on December 30, 2011.

On December 31, 2011, representatives of Holland & Knight and Raymond James held a telephone conference with Bidder A and further discussed the outstanding issues on the expression of interest and Exclusivity Agreement. Bidder A indicated a need for some certainty regarding the Company’s closing balance sheet and continued to request reimbursement of expenses due to the time and effort it was expending in the process to the extent the Company terminated negotiations.

During December 2011, an investment banker contacted Mr. Phillips expressing interest in discussing a potential transaction between the Company and Strategic Party A. Mr. Phillips referred the investment banker to Raymond James, who contacted the banker and held an informal discussion regarding a potential transaction. At two of the Special Committee meetings, one held in December, 2011 and one held in February, 2012, the Special Committee and Raymond James discussed the preliminary approach by a representative of Strategic Party A. The Special Committee discussed the overall structure and merits of the type of potential transaction with Strategic Partner A proposed by the investment banker, and determined that it did not warrant further exploration at that time.

On January 2, 2012, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. Following discussion of the open items on Bidder A’s expression of interest and Exclusivity Agreement, the Special Committee authorized Holland & Knight and Raymond James to propose certain compromises on outstanding issues, including with respect to the balance sheet related closing conditions, the targets for which would be set pursuant to a GTSI Board-approved financial plan for the Company’s 2012 fiscal year. The Special Committee emphasized the need to move quickly toward a resolution of negotiations with Bidder A, and maintained that exclusivity should extend only until January 31, 2012. Holland & Knight sent revised versions of the documents reflecting these changes to Bidder A and its counsel on January 3, 2012.

On January 3, 2012, Bidder A proposed final changes to the expression of interest and Exclusivity Agreement, including changes to the reimbursement of expenses provisions, which provided for an ultimate cap of $150,000 on the Company’s obligations.

On January 4 and 5, 2012, Holland & Knight completed negotiation of a draft Exclusivity Agreement and a nonbinding expression of interest letter and the Special Committee authorized signing and exclusive negotiations with Bidder A through January 31, 2012. The Exclusivity Agreement was signed January 5, 2012. Among other items the document provided for the Company’s delivery of a draft merger agreement by January 13, 2012.

On January 6, 2012, the GTSI Board held a telephonic meeting attended by Messrs. Uglialoro, Whitfield and representatives of Holland & Knight and Raymond James. Holland & Knight summarized the negotiations and terms of the expression of interest and Exclusivity Agreement with Bidder A. Following discussion, the GTSI Board unanimously ratified entering into the expression of interest agreement with Bidder A, and authorized commencing work on a definitive merger agreement and related documents. The GTSI Board also authorized the Company to enter into an engagement agreement with SRR under which SRR would provide a fairness opinion to the Special Committee and the GTSI Board in connection with a potential sale transaction.

On January 10, 2012, Holland & Knight provided the Special Committee with a draft merger agreement for its review.

On January 10, 2012, the Company and SRR executed an engagement agreement with SRR for the provision of SRR’s fairness opinion.

On January 11, 2012, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. The Special Committee discussed the transaction timeline, noting that the Company was working on an updated 2012 financial plan for the GTSI Board’s review from which the balance sheet-related closing conditions would be derived. The Special Committee also discussed the draft merger agreement with Holland & Knight and Raymond James, and made suggestions with respect to certain provisions of the draft agreement.

On January 11, 2012, Holland & Knight discussed the draft merger agreement with senior management, including Messrs. Phillips and Uglialoro.

On January 12, 2012, Holland & Knight delivered a draft merger agreement to Bidder A and its counsel.

On January 19, 2012, Bidder A’s counsel delivered a revised draft of the merger agreement to the Company and Holland & Knight. The revised draft merger agreement indicated that Bidder A would request some or all of the Company’s directors to sign voting agreements to support the transaction.

On January 24, 2012, Holland & Knight distributed to the Company, the Special Committee and Raymond James a list of material issues from Bidder A’s January 19, 2012 revised draft of the merger agreement.

On January 24, 2012, senior management of the Company, including Messrs. Phillips, Whitfield and Wensinger, and representatives of Holland & Knight held a telephone conference with Bidder A and its counsel to discuss the Company’s updated 2012 financial plan and first quarter 2012 projected financial performance. Based on the Company’s projected first quarter performance, which varied from earlier Company projections, Bidder A indicated it would need to have further discussions with its lenders, and potentially reformulate its financing arrangements, which could delay the transaction.

On January 26, 2012, senior management of the Company, including Mr. Phillips, and representatives of Holland & Knight held a conference call with Bidder A. The parties further discussed the Company’s projected 2012 financial performance, Bidder A’s anticipated balance sheet requirements to close the transaction and potential issues and delays with respect to Bidder A’s financing arrangements. Bidder A reiterated the need to have greater certainty regarding the Company’s financial performance and closing balance sheet in order to obtain its financing and close the transaction.

On January 28, 2012, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. Mr. Phillips also attended the meeting and provided the Special Committee with an update on the transaction, indicating that the Company had recast its 2012 financial forecast and now believed it would meet its previous first quarter 2012 financial projections. Mr. Phillips reported on discussions with Bidder A regarding cash and working capital targets, and summarized the Company’s due diligence and other transaction-related activities. Following Mr. Phillips’ departure from the meeting, Raymond James led a discussion of the balance sheet-related closing conditions, and the Special Committee discussed current timing of the transaction, indicating that its desire to conclude negotiations no later than February 10, 2012. The Special Committee authorized Raymond James to negotiate with Bidder A regarding the balance sheet-related closing conditions. Holland & Knight then led a discussion of the material issues in the merger agreement from Bidder A’s January 19, 2012 draft, and received guidance from the Special Committee and Raymond James on negotiating positions with respect to various issues.

On January 31, 2012, the GTSI Board held a regularly-scheduled meeting, attended by representatives of Holland & Knight and Raymond James. At the meeting, Company senior management reported on the Company’s fourth quarter and full-year 2011 financial performance and 2012 financial forecast. The GTSI Board then discussed various aspects of the Company’s financial projections as they related to valuation issues and potential strategic alternatives, including the sale to Bidder A. The GTSI Board also met in executive session, during which it received updates on the status of the transaction from Holland & Knight and Raymond James, including material open issues on the merger agreement. The GTSI Board discussed the material transaction items and issues requiring conclusion, including agreement on the balance sheet-related closing condition and clarity regarding the terms of the voting agreement Bidder A would require directors to sign. The GTSI Board provided guidance to Holland & Knight and Raymond James regarding the open material issues on the merger agreement and discussed potentially extending Bidder A’s exclusivity period for a limited period.

Later on January 31, 2012, Mr. Phillips held a call with Bidder A. Bidder A described potential issues with respect to its financing arrangements related to the recent changes in the Company’s first quarter 2012 financial forecast. Bidder A indicated it needed to clarify its lender’s position with respect to financing the transaction before further progress could be made on legal matters, including the merger agreement. Bidder A and Mr. Phillips agreed to provide Bidder A’s lenders with the Company’s updated 2012 financial plan following GTSI Board approval intended to be obtained at the GTSI Board’s February 3, 2012 meeting.

On February 1, 2012, the chief executive officer of Strategic Party A contacted a director of the Company and raised the possibility of a transaction with Strategic Party A. The Special Committee discussed Strategic Party A’s interest at its February 14, 2012 meeting, and determined that, based on the interest expressed, no response was necessary at that time. The Company did not receive any further communications with Strategic Party A prior to the date that the Merger was announced.

On February 3, 2012, the GTSI Board held a special telephonic meeting, attended by senior management of the Company, including Messrs. Uglialoro and Whitfield, and representatives of Holland & Knight and Raymond James. Mr. Phillips provided an update on the transaction status and the issues and plans with respect to Bidder A’s financing arrangements, and discussed the process by which the Company had derived its revised 2012 financial plan. Mr. Whitfield provided a presentation on the Company’s revised 2012 financial plan, including cash and working capital projections, indicating that the Company was not expecting to meet its previous gross margin forecast for first quarter 2012. The GTSI Board asked questions of and held discussions with senior management regarding the 2012 financial plan. Mr. Phillips also reported on other activities with respect to the proposed transaction, including due diligence and preparation of disclosure schedules. Following further discussion, the GTSI Board approved the 2012 financial plan presented by senior management, and authorized Raymond James to conduct further discussions with Bidder A regarding matters related to the financial plan, including the balance sheet-related closing conditions. The GTSI Board also authorized Raymond James to request that Bidder A’s legal team re-engage in the transaction and authorized a one-week extension of Bidder A’s exclusivity period.

Between February 3, 2012 and February 8, 2012, Raymond James and Mr. Phillips held various discussions with Bidder A regarding issues related to Bidder A’s financing, the Company’s 2012 financial plan and other transaction matters. Bidder A requested a number of additional due diligence and financial analysis items which Company management developed and provided, most focusing on details underlying the Company’s cash and net working capital projections.

On February 8, 2012, the Special Committee held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. Messrs. Phillips and Whitfield also attended the meeting. Mr. Phillips and Raymond James provided updates on the status of negotiations with Bidder A, indicating that Bidder A was scheduled to present the Company’s 2012 financial plan to its lender on February 8, 2012, and that Bidder A was not inclined to move forward until it had received clarity from its lender regarding its financing. Meeting in executive session, the Special Committee discussed the status of the potential transaction with Bidder A, and determined to delay any further decisions until Bidder A received feedback from its lenders.

On February 9, 2012, Mr. Phillips received via email an unsolicited expression of interest in acquiring the Company from a representative of Parent. Mr. Phillips forwarded the expression of interest to Raymond James.

On February 10, 2012, Bidder A notified Mr. Phillips that Bidder A’s lender was not willing to move forward on the transaction at that time as a result of the Company’s January 2012 financial performance and the lender’s concern with the Company’s ability to meet its 2012 financial forecast. Bidder A indicated that its lender might be willing to reconsider its financing the transaction upon receipt of the Company’s actual February and March 2012 financial results. Bidder A and Mr. Phillips discussed potential alternative structures for a strategic transaction with Bidder A.

Between February 10, 2012 and February 13, 2012, the Company, Bidder A and their respective legal counsel continued discussions regarding potential alternatives to the transaction originally proposed by Bidder A, and also discussed the obligation of the Company to reimburse Bidder A’s expenses under the Exclusivity Agreement with Bidder A. Bidder A indicated that it believed the Company was obligated to reimburse its expenses under the terms of the Exclusivity Agreement, and the Company expressed its belief that it had no obligation to reimburse Bidder A’s expenses.

On February 14, 2012, the Special Committee held a telephonic meeting attended by Messrs. Phillips and Whitfield, and representatives of Holland & Knight and Raymond James. Mr. Phillips updated the Special Committee regarding the status of discussions with Bidder A, including the unwillingness of Bidder A’s lender to proceed with the transaction at that time. The Special Committee discussed the Company’s alternatives in light of this development including (i) waiting and providing full first quarter results to Bidder A’s lender when available, (ii) the declaration of a cash dividend to stockholders, and (iii) exploring the indication of interest from Parent. The Special Committee discussed various aspects of a potential cash dividend, including its effect on the Company’s stock price, the effect on holders of stock options and the likely position of the Company’s lender with respect to a dividend, and requested further information and analysis of issues related to a dividend from the Company and Holland & Knight.

On February 14, 2012, Raymond James contacted Parent and discussed Parent’s interest in the Company. Based on this discussion, Raymond James recommended to Mr. Phillips that the Company conduct further discussions with Parent regarding Parent’s interest.

Between February 14, 2012 and February 22, 2012, the Company and Holland & Knight analyzed issues relating to a potential cash dividend, and continued discussions with Bidder A and its legal counsel regarding the

Company’s obligation to reimburse Bidder A’s expenses in light of the cessation of negotiations with respect to the transaction originally proposed by Bidder A.

On February 19, 2012 a representative of a private equity firm (Bidder B) contacted Mr. Tom Hewitt, a director for the Company, to express interest in discussions of a potential acquisition of the Company.

On February 20, 2012, Mr. Hewitt contacted Mr. Phillips to convey the interest expressed by Bidder B and requested that Mr. Phillips contact Bidder B. Mr. Phillips contacted the representative of Bidder B and discussed Bidder B’s preliminary interest in the Company.

On February 22, 2012, the Special Committee held a telephonic meeting attended by Messrs. Phillips and Whitfield, and representatives of Holland & Knight and Raymond James. Mr. Phillips provided an update on discussions with Bidder A, indicating that Bidder A was continuing to express interest in the Company, but wanted to wait until the Company’s full first quarter 2012 financial results were available to proceed. Raymond James reported that it had received expressions of interest from other parties, including Parent, and Bidder B. Raymond James and the Special Committee discussed the interest expressed by each of the alternate bidders.

On February 23, 2012, at the request of the Special Committee, Mr. Phillips sent an email status report to the full GTSI Board updating them on activities with Bidder A as well as the interest of Parent and Bidder B. He also reported the Special Committee’s continued evaluation of a special dividend as a strategic alternative.

On February 23, 2012, Raymond James contacted Parent and discussed Parent’s entering into a non-disclosure agreement covering the protection of confidential, non-public information regarding the Company.

On February 24, 2012, the Company entered into a non-disclosure agreement with Parent covering the protection of confidential and non-public information, and began providing Parent with financial and other information.

On February 28, 2012, the Company executed a non-disclosure agreement covering the protection of confidential and non-public information with Bidder B. The Company scheduled an initial meeting with Bidder B for March 6, 2012.

On March 1, 2012, senior management of the Company (including Messrs. Phillips and Wensinger), conducted a telephonic meeting with Parent executives in which the Company made a presentation, including 2012 financial forecasts, and responded to Parent’s requests for information. The Company continued providing Parent requested data from March 1, 2012 through March 6, 2012.

On March 6, 2012, Parent verbally proposed to Raymond James an acquisition of the Company at an expected price per share of $7.50 to $8.50, and indicated it was prepared to move very rapidly toward a signing of a definitive merger agreement.

On March 6, 2012, Mr. Phillips, Mr. Whitfield and representatives of Holland & Knight and Raymond James met with Bidder B to discuss Bidder B’s interest in the Company. The Company presented the same material presented to Parent and answered questions from Bidder B. A follow up meeting was requested to include additional principals and that meeting was ultimately scheduled for March 21, 2012.

On March 6, 2012, Mr. Phillips wrote to the Special Committee and recommended that, in light of the terms of Parent’s verbal expression of interest, Raymond James and senior management work with Parent to accelerate their review of the Company to determine as soon as possible the viability of a transaction with Parent.

On March 8, 2012, Mr. Phillips conducted a call with Parent’s CEO, Mr. Corry Hong. During the call, Mr. Phillips discussed material presented during the previous call with Parent, answered additional questions regarding the Company and asked Mr. Hong for additional information regarding Parent, their growth strategy and the basis of their interest in the Company. Mr. Hong expressed a desire to meet and the earliest opportunity was March 15, 2012 when Mr. Hong would be visiting Atlanta, Georgia.

On March 12, 2012, the Special Committee held a telephonic meeting attended by Mr. Phillips and representatives of Holland & Knight and Raymond James. Mr. Phillips reiterated his earlier report regarding Parent’s interest and proposed price per share, and indicated that the transaction would likely be structured as a tender offer. Mr. Phillips also reported that he had agreed to a meeting with Parent in Atlanta, Georgia on March 15, 2012 to further discuss the transaction as well as the status of the Company’s SBA and Department of Justice matters. Raymond James described its discussions with Parent, indicating that Parent appeared very enthusiastic and expressed a desire to move rapidly on a transaction. Raymond James also discussed the “go-shop” process and potential break-up fee structures with the Special Committee. Mr. Phillips also reported on discussions with Bidder B, indicating that those discussions were in early stages. Holland & Knight led a discussion on the status of negotiations with Bidder A regarding its claim for reimbursement of expenses. The Special Committee instructed Holland & Knight to notify Bidder A that the Company had no obligation to reimburse any of Bidder A’s expenses. The Special Committee also expressed that it would be willing to re-engage in discussions with Bidder A should Bidder A reconfirm its offer of $7.50 per share. At this meeting, in light of the potential alternate bids for the Company, the Special Committee determined to defer discussion of a cash dividend to stockholders.

On March 15, 2012, Mr. Phillips traveled to Atlanta, Georgia and met with Mr. Hong and two other Parent executives. Mr. Phillips provided written information describing the Company’s capabilities, strategy, financial results and 2012 financial outlook. Mr. Hong presented an overview of Parent and discussed their background and growth strategy. Mr. Hong offered to visit the Company’s headquarters March 19, 2012 to meet additional members of the Company’s senior management team and to engage in more detailed discussion of the Company, Parent and a potential transaction.

On March 19, 2012 Mr. Hong and two Parent executives visited the Company’s headquarters and met with Messrs. Phillips, Whitfield, Wensinger and Uglialoro. Mr. Lacy joined the meeting for the final hour. There were extensive discussions of the Company’s performance, outlook and open legal matters. Mr. Hong made a more detailed presentation of Parent and answered questions regarding his company, their strategy and a possible transaction.

On March 20, 2012, the Special Committee held a telephonic meeting attended by Mr. Phillips and representatives of Holland & Knight and Raymond James. Mr. Phillips reported on activity with Parent. Mr. Phillips also reported on discussions with Bidders B. Mr. Lacy reported on direct discussions he had the day before with Parent senior management regarding a potential transaction. Raymond James reported on discussions with Parent regarding Parent’s access to capital and financing. Holland & Knight reported on discussions with Bidder A’s counsel regarding Bidder A’s claim for reimbursement of its expenses which discussions did not result in progress toward a resolution.

On March 20, 2012, a representative of Raymond James contacted Parent’s chief financial officer to request that Parent sign a market standstill provision.

On March 21, 2012 Mr. Phillips and a representative of Holland & Knight met with Bidder B. Mr. Phillips presented the information regarding the Company, and answered questions regarding the Company’s performance, outlook, strategy and active legal matters. Bidder B expressed concern regarding the Company’s ongoing legal matters and expressed pessimism that they would proceed with a transaction.

On March 23, 2012, Bidder A contacted the Company and Holland & Knight and indicated that Bidder A desired to re-engage in discussions regarding a potential transaction. In connection with re-engaging in discussions, Bidder A indicated it continued to believe it was entitled to some reimbursement of expenses under the Exclusivity Agreement. Bidder A reiterated its willingness to accept a “go-shop” provision and stated it would like to try to reach an agreement quickly.

On March 23, 2012, Parent held a telephone conference with Mr. Uglialoro, a representative of Holland & Knight and litigation counsel to the Company, in which Parent received responses to its questions regarding the Company’s SBA and Department of Justice investigation matters.

On March 23, 2012, the GTSI Board held a telephonic meeting attended by representatives of Holland & Knight and Raymond James. Mr. Phillips provided an update on discussions with Parent, reporting that Parent was verbally indicating a price range of $7.50 to $8.50 per share, and had focused much of its due diligence efforts and attention on the Company’s legal matters, including the Department of Justice investigation of the Company. Holland & Knight provided an update on discussions with Bidder A regarding its interest in re-engaging in transaction discussions and Bidder A’s position on reimbursement of its expenses. The GTSI Board determined it was not willing to reimburse Bidder A’s expenses at that time, and deferred further discussion of the issue pending outcome of the transaction discussions with various parties.

On March 27, 2012, Mr. Phillips and a representative of Holland & Knight held a telephone conference with Bidder A, in which Bidder A reiterated its desire to re-engage in transaction discussions. The parties also discussed Bidder A’s desire to receive reimbursement of expenses under the Exclusivity Agreement, and its willingness to consider receiving an amount less than it had formerly claimed.

On March 28, 2012, Mr. Phillips and Parent’s chief executive officer held a series of discussions regarding status of the potential transaction and Parent’s discussions with potential lenders. Mr. Phillips and Parent’s CEO discussed the transaction structure, and Parent expressed its desire for certainty in closing through obtaining tender or voting commitments from significant Company stockholders.

On March 28, 2012, Mr. Phillips, Parent’s chief executive officer, Parent’s chief financial officer, and representatives of Holland & Knight and Raymond James held a telephone conference in which they discussed the merger process, the Company’s requirement that Parent enter into a standstill agreement before continuing with due diligence, discussions with Parent’s lender, the process for continuing due diligence and other transaction structuring issues.

On March 29, 2012, the Company entered into a non-disclosure agreement with Parent containing a standstill provision. On March 29, 2012, the Special Committee held a telephonic meeting attended by Mr. Phillips and representatives of Holland & Knight and Raymond James. Mr. Phillips provided an update on the status of discussions with Parent, reporting that Parent had entered into the revised non-disclosure agreement. Mr. Phillips also reported on discussions with Bidder A, noting that Bidder A continued to seek some expense reimbursement and was aware that its price was at the bottom end of the range the Special Committee would deem acceptable. The Special Committee then discussed price and valuation issues and the process by which the Company would have the highest likelihood of obtaining acceptable and firm price proposals from bidders. Mr. Phillips reported that additional discussions had occurred with Bidder B but it appeared unlikely that they would continue the process.

On April 4, 2012, the Special Committee held a telephonic meeting attended by Mr. Phillips and representatives of Holland & Knight and Raymond James. Mr. Phillips reported on the status of discussions with Parent, indicating that Parent would likely need three additional weeks to complete its due diligence before proposing a firm valuation range. Since Parent executed an additional non-disclosure agreement with the Company on March 29, 2012, Mr. Phillips reported to Parent that it would be given access to the Company’s electronic data room as of April 5, 2012 to facilitate its remaining due diligence. Raymond James also reported on its discussions with Parent, and the Special Committee discussed timing matters with respect to a transaction with Parent. The Special Committee discussed the status of negotiations with Bidder A, acknowledging the potential value of an additional serious bidder in the process. Following further discussion, the Special Committee authorized the Company to reimburse up to $50,000 of Bidder A’s expenses, subject to Bidder A’s willingness to re-engage in the transaction at a price likely to be acceptable to the Company. On April 4, 2012, Holland & Knight relayed to counsel for Bidder A the Special Committee’s offer to settle Bidder A’s claim for significantly reduced reimbursement of expenses. Bidder A accepted the offer. Pursuant to the parties’ verbal agreement, Bidder A and Raymond James commenced further discussions regarding a potential transaction.

On April 6, 2012, Mr. Phillips and representatives of Holland & Knight and Raymond James conducted a telephone conference with Bidder A and its counsel, and discussed certain terms of the transaction and the process with respect to the completion of Bidder A’s due diligence and further negotiation of a merger agreement Bidder A indicated that it would not be able to increase its price above $7.50 per share, and indicated a desire to move quickly to execution of a merger agreement at that price.

On April 9, 2012, the Special Committee held a telephonic meeting attended by Mr. Phillips and representatives of Holland & Knight and Raymond James. Mr. Phillips provided updates on Parent’s activities, reporting that Parent had been provided access to the Company due diligence data site on April 5, 2012 and that Parent would conduct on-site due diligence at the Company’s headquarters April 18-20, 2012. Mr. Phillips indicated the Company expected a definitive price proposal from Parent by April 23, 2012. Mr. Phillips also reported on the status of discussions with Bidder A, and reiterated that Bidder A was not willing to increase its offer above $7.50 per share. Mr. Phillips discussed various terms of a potential transaction with Bidder A, including break-up fee and the go-shop and no-shop provisions previously negotiated with Bidder A. Meeting in executive session, the Special Committee discussed various terms of the potential transactions with both Parent and Bidder A, and discussed negotiation strategies with Holland & Knight and Raymond James.

On April 12, 2012, Bidder A and the Company entered into a settlement agreement under which Bidder A agreed to release the Company for all further liability under the Exclusivity Agreement in exchange for reimbursement of $50,000 of Bidder A’s expenses.

On April 12, 2012, Mr. Uglialoro and representatives of Holland & Knight and outside litigation counsel for the Company held a telephonic conference with counsel for Bidder B to answer questions from Bidder B regarding the Company’s SBA and Department of Justice matters. This call was requested by Bidder B as part of their decision whether or not to proceed with a transaction. Shortly after the call, Bidder B called Mr. Phillips with their decision not to proceed with a potential transaction.

On April 12, 2012, counsel for Bidder A presented to Mr. Phillips its proposed terms for Company senior management investment in the proposed transaction.

On April 13, 2012, Holland & Knight delivered a draft merger agreement to Parent.

On April 16, 2012, Holland & Knight delivered a revised merger agreement to Bidder A and its counsel.

On April 18, 2012, representatives of Holland & Knight, Company in-house counsel and Company outside litigation counsel conducted a telephone conference with Parent to answer additional questions regarding the Company’s legal and compliance matters, including the SBA and Department of Justice matters.

From April 18, 2012 to April 20, 2012, representatives of Parent met with senior management of the Company and representatives of Holland & Knight and Raymond James at the Company’s headquarters. During these meetings, the parties discussed numerous aspects of the potential transaction, including structure, and Parent conducted further due diligence on the Company. During these meetings, Raymond James informed Parent of the interest of Bidder A, and that Bidder A was continuing to conduct due diligence and was negotiating with the Company with respect to a transaction. On April 24, 2012, counsel for Bidder A delivered a revised draft of the Merger Agreement. The draft contained an offer price of $7.50 per share and removed the balance-sheet related closing condition formerly included by Bidder A.

On April 24, 2012, Holland & Knight distributed to the Company and Raymond James a list of numerous material issues with respect to Bidder A’s revised draft of the Merger Agreement.

On April 25, 2012, senior management of the Company, Holland & Knight and Raymond James discussed Bidder A’s revised draft of the merger agreement and the outstanding material issues.

On April 26, 2012, Holland & Knight and counsel for Bidder A discussed the outstanding issues on the merger agreement, and were not able to resolve a number of the material legal issues raised by Bidder A’s revised draft, including issues related to the guarantee of Bidder A’s obligations, termination fee provisions and the Company’s ability to specifically enforce the merger agreement.

On April 26, 2012, counsel for Bidder A delivered a proposed form of voting agreement to be executed by Company directors.

On April 27, 2012, Parent delivered its revised draft of the Merger Agreement, indicating a price per share of $7.50. Parent’s terms did not include any financing contingency. Raymond James contacted Parent and expressed disappointment at Parent’s offered price.

In the afternoon of April 27, 2012, Holland & Knight discussed certain terms of the merger agreement with Parent and was able to reach resolution on a significant number of issues raised by Parent’s draft. Holland & Knight then discussed Parent’s merger agreement with Company senior management and Raymond James, describing the small number of issues remaining in the agreement.

On April 28, 2012, Raymond James contacted Bidder A and discussed the status of Bidder A’s financing and certain open issues on Bidder A’s merger agreement, including Buyer’s requested right to terminate the merger agreement under any circumstances (including its failure to obtain financing) if Bidder A agreed to pay a termination fee. Bidder A informed Raymond James that its financing efforts had slowed due to personnel changes at its proposed lender.

On April 29, 2012, representatives of Holland & Knight and Parent had a conference call to discuss the merger agreement, and further resolved a number of outstanding issues.

On the evening of April 29, 2012, counsel for Bidder A sent a list of responses on outstanding merger agreement issues to Holland & Knight. From the list, a number of outstanding issues remained with respect to Bidder A’s merger agreement.

On April 30, 2012, representatives of Holland & Knight and Company senior management discussed the outstanding issues on Bidder A’s merger agreement and considered certain compromises with respect to such issues.

In the afternoon of April 30, 2012, representatives of Holland & Knight and counsel to Bidder A discussed the parties’ respective positions with respect to outstanding merger agreement issues. Counsel was able to resolve certain issues but a number of key issues, including the buyer termination right proposed by Bidder A, remained outstanding.

In the evening of April 30, 2012, Bidder A contacted Holland & Knight and informed Holland & Knight that it would likely need to withdraw from the process due to difficulties it was having receiving commitments from its proposed lender for its financing.

In the evening of April 30, 2012, Holland & Knight delivered a revised draft of the merger agreement to Parent, reflecting the parties’ discussions and resolution of various issues.

On May 1, 2012, Holland & Knight distributed to the Special Committee summaries of each of the merger agreements with Bidder A and Parent, as well as lists of key open issues on each agreement.

On May 1, 2012, Bidder A informed the Company that its proposed lender was moving more rapidly and that Bidder A was optimistic about receiving the financing commitments it would need to continue in the transaction process.

On May 1, 2012, Holland & Knight and Raymond James had a call with Parent in which Parent confirmed that, although it was seeking financing in connection with the transaction, it did not require financing to close the tender offer or the merger. The parties discussed upcoming Company GTSI Board and Special Committee meetings, and Raymond James relayed to Parent the importance of finalizing its diligence, resolving any open issues and submitting its best offer price on an expedited schedule.

On May 1, 2012, Holland & Knight distributed to counsel to Bidder A certain proposed changes to the draft merger agreement with Bidder A.

On May 2, 2012, the Special Committee held a telephonic meeting attended by Mr. Phillips and representatives of Holland & Knight and Raymond James. Mr. Phillips provided a summary of the negotiations with each of the potential buyers, and Holland & Knight summarized the material terms of each merger agreement, the open issues and the status of decisions with both potential buyers, as well as a comparison of certain material terms, including the absence of any financing contingency in the Parent transaction, and the superiority of the Parent terms with respect to closing conditions, termination and related break up fees. Raymond James discussed the outstanding issues and negotiating positions and strategy with respect to each potential purchaser. Following this discussion, the Special Committee authorized Raymond James to offer certain price and transaction terms to Parent with the understanding that if such terms were accepted (and subject to receipt of fairness opinions from each of Raymond James and SRR), the Special Committee would be in a position to recommend the sale to Parent to the full GTSI Board. Included in the proposed terms was a request to increase the offer price to $8.00 per share.

On May 2, 2012, Raymond James informed Parent that the Special Committee would be willing to move forward with a transaction with Parent at a price per share of $8.00 with Parent’s proposed break-up fee levels.

On May 3, 2012, Holland & Knight distributed a revised draft of the Parent merger agreement reflecting the parties’ discussions and agreements since April 30, 2012.

On May 3, 2012, Parent contacted Raymond James and increased its offer price to $7.75 per share, while keeping certain other key terms, including the break-up fee amounts, at Parent’s originally proposed levels.

On May 4, 2012, Holland & Knight distributed to Parent a draft tender agreement to be entered into by certain Company directors designated by Parent concurrently with execution of the merger agreement.

On May 4, 2012, Bidder A informed Raymond James that it had obtained financing commitments. As of that date, the Company and Holland & Knight had not received a response from Bidder A or its counsel on the merger agreement issues that were outstanding as of May 1, 2012.

On May 4, 2012, a regularly scheduled telephonic meeting of the GTSI Board was held. Following the execution of regular GTSI Board matters, including reports on first quarter 2012 financial results, sales and operations reports and regular quarterly reports from the Audit and Compensation Committees of the GTSI Board, the GTSI Board discussed the proposed transaction. Representatives from Holland & Knight were present for the discussion. Following a summary of the status of the two potential transactions, Company senior management presented the GTSI Board with the advantages of the Parent transaction as compared to the transaction with Bidder A, and discussed the overall reasons to pursue a transaction with Parent, including reasons relating to the status of the government contracting industry and uncertainty surrounding government agency funding, a decline in valuations of publicly held companies in the government contracting industry, potential risks associated with ongoing Company legal and compliance maters, and business risks, including recompetition of certain contracts.

Immediately following the GTSI Board meeting, the Special Committee held a telephonic meeting attended by Messrs. Phillips and Uglialoro and representatives of Holland & Knight and Raymond James. The Special

Committee discussed the current status of negotiations, including the requested tender agreements to be executed by certain directors. Following this discussion, the Special Committee requested that Raymond James seek an increase to $7.85 per share from Parent. The Special Committee discussed with Raymond James and Holland & Knight various negotiation positions and potential proposals to increase the price or otherwise improve certain transaction terms. Raymond James then contacted Parent and requested a price increase to $7.85 per share, as well as concessions on Parent’s proposed break-up fee amounts. Parent subsequently contacted Raymond James and declined to increase the offer price above $7.75 per share. Raymond James informed the Special Committee of Parent’s position, and the Special Committee preliminary indicated the $7.75 per share price would be acceptable if Parent made certain concessions on break-up fee amounts. Raymond James contacted Parent and Parent agreed to the proposed break-up fee changes.

Following these negotiations, representatives of SRR presented its fairness opinion analysis and information. The Special Committee asked questions and discussed SRR’s analysis. SRR provided its oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated May 6, 2012, to the effect that, as of that date, and subject to assumptions made, matters considered and qualifications and limitations as set forth therein, the $7.75 per share amount (the “Offer Price”) to be received by GTSI’s holders of Common Stock, excluding those that will have an interest in the Parent or the Purchaser, was fair, from a financial point of view, to such holders. You are urged to read SRR’s written opinion, which is set forth in its entirety in Annex II to this Schedule 14D-9, and the discussion of the opinion and SRR’s analysis below in Item 4 under the caption “Opinion of Stout Risius Ross, Inc.”

Raymond James then presented its fairness opinion and analysis. The Special Committee asked questions and discussed Raymond James’ fairness analysis. Raymond James then provided its opinion that the transaction was fair, from a financial point of view, to the stockholders of the Company, subject to the various qualifications and limitations in the fairness opinion and fairness analysis. You are urged to read Raymond James’ written opinion, which is set forth in its entirety in Annex II to this Schedule 14D-9, and the discussion of the opinion and Raymond James’ analysis below in Item 4 under the caption “Opinion of Raymond James & Associates, Inc.”

Following further discussion the Special Committee unanimously resolved to approve the transaction with Parent and to recommend the transaction to the full GTSI Board.

Between May 4, 2012 and May 6, 2012, the Company, Parent and Holland & Knight finalized the Merger Agreement and related documents.

On May 5, 2012, the Company and Holland & Knight provided to each member of the GTSI Board copies of the draft Merger Agreement, a summary of the material terms of the draft Merger Agreement, draft fairness opinions from SRR and Raymond James and proposed resolutions to authorize the transaction.

On May 6, 2012, a special telephonic meeting of the GTSI Board was held, attended by all directors, as well as representatives of Holland & Knight, Raymond James and SRR. Mr. Phillips summarized the history of the transaction and negotiations leading up to the recommendation of the Special Committee, and the reasons the Parent offer emerged as the superior proposal. The Special Committee discussed its views on the terms of the transaction and the reasons for its recommendation, and recommended that the proposed transaction with Parent be approved by the GTSI Board. Raymond James discussed the go-shop period and Raymond James’ preparations and procedures for soliciting offers during the go-shop period. Holland & Knight presented an overview of the GTSI Board’s fiduciary duties in connection with the proposed transaction, as well as the material terms of the proposed Merger Agreement. The GTSI Board asked questions of Holland & Knight and discussed certain terms of the Merger Agreement.

SRR presented its analyses of the fairness to the Company stockholders, from a financial point of view, of the Offer Price to be received in the transaction with Parent and delivered an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion to the Special Committee and the GTSI Board dated as of the date of the meeting, to the effect that, as of such date and subject to the assumptions made, matters considered and qualifications and limitations set forth therein, the Offer Price to be received by the Company stockholders, excluding those that will have an interest in the Parent or the Purchaser, was fair, from a financial point of view, to such stockholders. You are urged to read SRR’s written opinion, which is set forth in its entirety in Annex II to this Schedule 14D-9, and the discussion of the opinion and SRR’s analysis below in Item 4 under the caption “Opinion of Stout Risius Ross, Inc.”

Raymond James presented its analyses of the fairness to the Company stockholders, from a financial point of view, of the $7.75 share price to be received in the transaction with Parent and delivered its opinion to the Special Committee on May 4, 2012 and to the GTSI Board on May 6, 2012 that, as of such date and subject to the various assumptions, qualifications and limitations to be set forth in its written opinion, the price per share to be received by the Company stockholders was fair, from a financial point of view, to such stockholders. You are urged to read Raymond James’ written opinion, which is set forth in its entirety in Annex II to this Schedule 14D-9, and the discussion of the opinion and Raymond James’ analysis below in Item 4 under the caption “Opinion of Raymond James & Associates, Inc.”

After discussion the GTSI Board unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement; (ii) approved and declared advisable the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement; (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and the Company’s stockholders; and (iv) recommended that the Company’s stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

Following the approval of the transaction of the GTSI Board on May 6, 2012, the Merger Agreement and other transaction-related documents were finalized and executed effective May 7, 2012.

On the morning of May 7, 2012, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release issued by the Company has been filed as Exhibit (a)(1)(vii) and is incorporated herein by reference.

Beginning on May 7, 2012, the day of the execution of the Merger Agreement, at the direction of the GTSI Board and under the supervision of the Company’s executive officers, representatives of Raymond James began the process of contacting parties to determine whether they might be interested in pursuing a transaction that would be superior to the proposed transaction with Parent. Representatives of Raymond James contacted 51 parties, consisting of 29 potential strategic buyers and 22 potential financial sponsor buyers.

As of May 18, 2012, none of the parties contacted during the go-shop process, on behalf of the Company and at the direction of the GTSI Board, had submitted an acquisition proposal for the Company. The process for the solicitation of other third party interest is ongoing, although there can be no assurance that such efforts will result in an alternative transaction being proposed or in a definitive agreement for such a transaction being entered into. The Company does not intend to announce further developments with respect to the solicitation process until the GTSI Board has made a decision regarding an alternative proposal, if any.

Reasons for Recommendation

In evaluating the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all stockholders accept the Offer and tender the shares of Common Stock they own pursuant to the Offer and, if required by applicable law, vote all Shares in favor of the adoption of the Merger Agreement, the GTSI Board considered a number of factors. The following is a summary of the material factors that supported its decision to make this recommendation:

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The Company’s Operating and Financial Condition; Prospects. The GTSI Board considered the current and historical financial condition, results of operations and business of GTSI, as well as the Company’s business plan and prospects, if it were to remain an independent company. The GTSI Board discussed the Company’s current business plan, including the risks associated with achieving and executing upon the plan and the fact that it required significant additional investments, as well as the general risks of market conditions that could reduce the Company’s stock price. The GTSI Board also considered the highly competitive and rapidly evolving environment in which the Company operates and is expected to operate in the future. The GTSI Board considered that the Company’s stockholders would continue to be subject to the risks and uncertainties of the Company’s financial plan, operations and prospects.

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The Uncertainty of Future Governmental Budgets and Spending. The GTSI Board considered the Company’s total reliance on Federal, state and local government customers for nearly 100% of its revenue and profit. The GTSI Board considered the extensive partisan debate with respect to federal spending and the risks of future spending cuts, Continuing Resolutions and government shut-downs. The GTSI Board also considered third-party market research that forecasts flat-to-slightly-declining Federal spending on information technology and the risks to the Company of competing and growing revenue and profit under these market conditions.

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Other Business Risks. The GTSI Board also considered additional risks to the business associated with active legal matters, recompetition of key contracts and increased use by Federal agencies of small business set-aside procurements to acquire information technology. The Company has several legal matters in process that, while currently contained and manageable, present the risk of unexpected adverse consequences that could include material financial costs and/or penalties as well as damage to the Company’s reputation and brand. The GTSI Board also considered the fact that several major contracts, which have contributed substantially to the Company’s business, are scheduled to be recompeted in the coming year and present the risk that the Company could lose one or more of these important contracts. Also considered by the GTSI Board is the increasing tendency of government buyers to utilize procurement processes set-aside for small businesses to acquire information technology products and services. The Company is not eligible to compete as a prime contractor in these situations and this represents a risk to the Company’s sales and profit margins.

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Available Alternatives; Results of Discussions with Third Parties. The GTSI Board considered the possible alternatives to the acquisition by Parent (including the possibility of being acquired in whole or in part by another company or financial sponsor, or continuing to operate as an independent entity, providing shareholders a cash dividend, and liquidation of the company, and the desirability and perceived risks of those alternatives), the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the GTSI Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for GTSI to create greater value for its stockholders, taking all factors into account, including risks of execution and consummation as well as business, competitive, industry and market risks. The GTSI Board considered the possibility of growing the Company’s business through acquisitions and internal growth while remaining an independent public company. In this respect, the GTSI Board considered the additional investments that would be required, including the requirement to use Company cash, for such acquisitions and the potential execution risks and uncertainties associated therewith. The GTSI Board also considered the results of the process that the GTSI Board had conducted in recent months, with the assistance of the Company’s management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. The GTSI Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal that was reasonably likely to be consummated on a timely basis to acquire the Company at a higher price.

•	Cash Consideration; Certainty of Value; No Financing Condition or Contingency. The GTSI Board considered the form of consideration to be paid to the stockholders in the Offer and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Parent’s proposal was not subject to obtaining any outside financing. The GTSI Board considered the business reputation of Parent, the substantial financial resources of Parent and, by extension, the Purchaser. The GTSI Board believed these considerations supported the conclusion that a transaction with Parent and the Purchaser could be completed relatively quickly, with low risk and in an orderly manner.

•

Premium to Current and Historical Trading Prices of Shares. The $7.75 Per Share Amount to be paid in cash would provide GTSI stockholders with the opportunity to receive a premium over the historical trading prices of the Common Stock, based on the GTSI Board’s analysis of the range of historical trading closing prices of the Common Stock on the NASDAQ Global Market for the one-year period ending on May 4, 2012 and the implied share price premium based on the Per Share Amount, including the information summarized below:

Period ending on May 3, 2012	Closing Price	Implied share price premium
As of May 3, 2012
One-month ended May 3, 2012 average	$5.22	65.6%
One-year ended May 3, 2012 average	$4.68	48.5%

•

Financial Advisor’s Opinion and Related Analyses. The opinions of Raymond James and SRR delivered to the GTSI Board and the Special Committee on May 6, 2012, and subsequently confirmed by their respective written opinions to the GTSI Board and Special Committee dated such date were to the effect that, as of such date and subject to the various assumptions, qualifications and limitations set forth in their written opinions, the Offer Price to be received by the holders of shares of Common Stock was fair, from a financial point of view, to such holders (excluding those that will have an interest in the Parent or the Purchaser), and Raymond James’ and SRR’s related financial analyses presented to the GTSI Board and the Special Committee in connection with the delivery of their opinions (you are urged to read the written opinions, which are set forth in their entirety in Annex II to this Schedule 14D-9, and the discussion of the opinion and Raymond James’ and SRR’s analyses below in this Item 4 under the caption “Opinion of GTSI’s Financial Advisors”).

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Arm’s Length Negotiations; Consideration of Potential Conflicts of Interest. The GTSI Board considered the fact that the financial and other terms and conditions of the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the number and nature of the conditions on Parent’s and the Purchaser’s obligations to consummate the Offer and the Merger, were the product of arm’s-length negotiations among the parties and were designed to provide more certainty that the Offer and the Merger would ultimately be consummated on a timely basis. The GTSI Board also considered the interests of the Company’s Chief Executive Officer and certain other members of senior management in the Offer and the Merger, including certain change of control payments, and the fact that (i) the GTSI Board, through the Company’s legal and financial advisors, were involved in the negotiation of the financial and business terms of the transaction under the GTSI Board’s direction, and (ii) neither the Offer nor the Merger is conditioned upon any member of the Company’s management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Parent, or the Purchaser, and that except for the pre-existing agreements described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company,” no such agreement, arrangement or understanding existed as of the date of the Merger Agreement.

•

Closing Conditions. The GTSI Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that the Purchaser’s obligations to purchase shares of Common Stock in the Offer and to close the Merger would be subject to limited conditions.

•	Tender Agreement. The Tendering Stockholders who entered into the Tender Agreement control in the aggregate approximately 18.67% of the outstanding shares of Common Stock on a fully diluted basis and have agreed to tender their shares of Common Stock in the Offer, which makes it more likely that the transaction could be completed on a more expedited basis and in an orderly manner. The Tender Agreements automatically terminate upon the occurrence of certain events, including valid termination of the Merger Agreement and the withdrawal, modification or change of the GTSI Board’s recommendation in accordance with the terms of the Merger Agreement as described under “—Ability to Change Recommendation” below.

•

Tender Offer Structure. The GTSI Board considered the structure of the transaction as a tender offer for all shares of Common Stock, which should allow GTSI stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which GTSI stockholders (other than whose who perfect their appraisal rights under the DGCL) will receive the same consideration as received by GTSI stockholders who tender their shares of Common Stock in the Offer.

•

Ability to Solicit Additional Acquisition Proposals. The GTSI Board considered the ability of the Company throughout the period beginning on May 7, 2012 and ending at 12:00 a.m., New York City time, on June 6, 2012 (the “Go-Shop Period”), to (i) solicit, initiate or encourage, whether publicly or otherwise, any Company Takeover Proposal (as defined in the Merger Agreement), including by way of providing access to or otherwise making available non-public information (provided that the Company will only permit such non-public information to be made available pursuant to an acceptable confidentiality agreement and provided that the Company will within one business day make available to Parent all such non-public information that has not previously been made available to Parent that is made available to any such person), and (ii) engage in and maintain discussions or negotiations with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Company Takeover Proposal or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations or the making of any Company Takeover Proposal (including providing access or making available non-public information as described in clause (i)). The GTSI Board also considered its ability to continue discussions with certain Qualified Go-Shop Bidders (as defined in the Merger Agreement) past the Go-Shop Period; provided that Parent has not, in accordance with the Merger Agreement, accepted tendered Shares for payment at the expiration of the Go-Shop Period.

•

Ability to Respond to Certain Unsolicited Acquisition Proposals. The GTSI Board considered that, in addition to the Go-Shop Period, and prior to the Parent’s acceptance of Shares for payment pursuant to the Offer, the Company would have the continued ability after the Go-Shop Period to respond to persons submitting a bona fide written Company Takeover Proposal that the GTSI Board determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisor of nationally recognized reputation, constitutes or would reasonably be expected to lead to a Superior Company Proposal (as defined in the Merger Agreement), and which Company Takeover Proposal was made after the date of the Merger Agreement and did not result from a breach of the non-solicitation provisions of the Merger Agreement, to (i) contact the person making such Company Takeover Proposal (as defined in the Merger Agreement) solely to clarify the terms and conditions thereof, (ii) provide access to or furnish information with respect to the Company and its subsidiaries to such person and such person’s representatives pursuant to an acceptable confidentiality agreement and (iii) participate in discussions or negotiations (including solicitation of a revised Company Takeover Proposal) with such person and its representatives regarding such or any other Company Takeover Proposal.

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Ability to Change Recommendation. The GTSI Board considered its ability, prior to the acceptance for payment of Shares pursuant to the Offer, to (i) withdraw, modify or change its recommendation to stockholders that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, vote their Shares in favor of the adoption of the Merger Agreement (other than in connection with a Superior Company Proposal (as defined in the Merger Agreement)) if the GTSI Board determines in good faith, after consultation with the Company’s outside counsel and its independent financial advisor of nationally recognized reputation, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law and (ii) in response to a Superior Company Proposal, resolve to accept such Superior Company Proposal and terminate the Merger Agreement.

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Reasonableness of Termination Fees. The right of the GTSI Board to terminate the Merger Agreement under certain conditions is subject to payment of a termination fee of $1,500,000 if the termination is during the Go-Shop Period or with a Qualified Go-Shop Bidder after the Go Shop Period or $3,000,000 in certain other circumstances. The GTSI Board considered these termination fees reasonable, in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders and determined, upon the advice of counsel, that such fees would not be a significant deterrent to competing offers and that the amount of such fee was within the range of termination fees payable in comparable transactions.

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Extension of Offer. The fact that, subject to limited exceptions, the Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

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Availability of Appraisal Rights in the Merger. The fact that GTSI stockholders that do not tender their Common Stock in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The GTSI Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer, the Merger and the Merger Agreement, including the following:

•	No Public Auction. The Company did not conduct a public auction process, considering the risks to the business of such a public process.

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Failure to Complete Transaction. The risks and costs to GTSI if the Offer and the Merger are not consummated, including the diversion of the attention of the Company’s directors, executive officers and associates, the potential loss of employees, customers, suppliers and business partners, the incurrence of significant transaction costs and that the Company may, under certain circumstances, have to pay a termination fee to Parent.

•

No Stockholder Participation in Future Growth. While the consummation of the Offer and the Merger gives the Company’s stockholders the opportunity to realize a significant premium over the prices at which the Common Stock was traded prior to the public announcement of the Offer and the Merger, tendering of the Common Stock in the Offer would eliminate the opportunity for GTSI stockholders to participate in the potential future growth and profits of the Company if such growth and profits are achieved.

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Interests of the Company’s Officers and Directors. The interests of the officers and directors of the Company in the Offer, including the matters described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”.

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No-Shop Restrictions. (i) The restrictions on the Company’s ability after June 6, 2012 to (a) knowingly solicit, initiate or encourage, whether publicly or otherwise (including by providing access to non-public information), or take any other action knowingly to facilitate, the submission of any Company Takeover Proposal or the making of any inquiry, proposal or offer that would reasonably be expected to lead to a Company Takeover Proposal, (b) enter into any agreement, letter of intent, term sheet or other similar instrument with respect to any Company Takeover Proposal (other than an acceptable confidentiality agreement) or (c) enter into, continue, conduct, engage, maintain or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, or otherwise cooperate in any way with any person or take any action knowingly to facilitate, any Company Takeover Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Company Takeover Proposal, (ii) the ability of

Parent to match a Superior Company Proposal, whether made during or after the Go-Shop Period, and (iii) the requirement that GTSI pay a termination fee to Parent in order to accept a Superior Company Proposal and in certain other circumstances specified in the Merger Agreement, which the GTSI Board understood, while potentially having the effect of discouraging third parties from proposing a competing business transaction, were conditions to Parent’s willingness to enter into the Merger Agreement and were reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders.

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Taxable Consideration. The all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders who have a gain for U.S. federal and state income tax purposes.

•

Interim Restrictions on Business Pending Completion of the Offer. The limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent.

The foregoing discussion of the information and factors considered by the GTSI Board is not intended to be exhaustive, but merely summarizes the material factors considered. The members of the GTSI Board evaluated the Offer, the Merger and the Merger Agreement in light of their knowledge of the business, financial condition and prospects of the Company and the strategic alternatives available to the Company. In view of the number and wide variety of factors, both positive and negative, considered by the GTSI Board, it did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the factors considered or determine that any factor was of particular importance. Rather, the GTSI Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, individual members of the GTSI Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

Opinion of GTSI’s Financial Advisors

Opinion of Stout Risius Ross, Inc.

On May 4, 2012, SRR delivered to the Special Committee its oral opinion, which opinion was subsequently confirmed by delivery of an oral and written opinion dated May 6, 2012 to the entire GTSI Board, to the effect that, as of that date, and subject to assumptions made, matters considered and limitations as set forth therein, the Offer Price to be received by GTSI’s stockholders, excluding those that will have an interest in the Parent or the Purchaser was fair, from a financial point of view, to such holders.

The full text of the written opinion of SRR, dated May 6, 2012, is attached as Annex II and is incorporated by reference in its entirety into this Schedule 14D-9. The opinion sets forth, among other things, the assumptions made, work performed, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by SRR. You should read the opinion carefully and in its entirety. SRR’s opinion was directed to the Special Committee and to the entire GTSI Board and addresses only the fairness, from a financial point of view, of the Offer Price to be received by holders of Common Stock, excluding those that will have an interest in the Parent or the Purchaser. The opinion does not address any other aspect of the transaction and does not constitute a recommendation to the Special Committee or the Board or to any other person in respect of the transaction, including as to how any holder of Common Stock should act in respect of the transaction. The summary of the opinion of SRR set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

The sources of information used in performing SRR’s analysis included, but were not limited to:

•	GTSI’s annual reports on Form 10-K for the fiscal years ending December 31, 2007 through 2011;

•	GTSI’s internally prepared unaudited financial statements for the three-month periods ended March 31, 2011 and 2012;

•	The draft Agreement and Plan of Merger, by and among the Company, Parent and Purchaser, dated as of May 4, 2012;

•	GTSI’s five-year financial forecast for the fiscal years ending December 2012 through 2016;

•	GTSI’s liquidation analysis, prepared by management;

•	The Administrative Agreement between GTSI and the United States Small Business Administration, dated October 19, 2010;

•	A review of publicly available financial data of certain publicly traded companies that SRR deemed relevant;

•	Discussions with GTSI’s management concerning its business, industry, history, and prospects;

•	Discussions with the Company’s financial advisor, Raymond James, concerning its negotiations and the anticipated solicitation process during the “Go-shop” period;

•	A site visit to GTSI’s headquarters located in Herndon, Virginia; and

•	An analysis of other facts and data resulting in SRR’s conclusions.

SRR was not requested to opine as to, and its opinion does not in any manner address: (i) the Company’s underlying business decision to proceed with or effect the transaction, (ii) the terms of any agreements or documents related to, or the form or any other portion or aspect of, the transaction, except as specifically set forth herein, (iii) the fairness of any portion or aspect of the transaction to the holders of any class of securities, creditors or other constituencies of the Company, except as specifically set forth herein, or (iv) the solvency, creditworthiness or fair value of GTSI or any other participant in the transaction under any applicable laws relating to bankruptcy, insolvency or similar matters. Further, SRR was not requested to consider, and its opinion does not address, the merits of the transaction relative to any alternative business strategies that may have existed for GTSI or the effect of any other transactions in which GTSI might have engaged, nor did SRR offer any opinion as to the terms of the transaction. Moreover, SRR was not engaged to recommend, and did not recommend, an offer price, or participate in the transaction negotiations. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. SRR’s opinion is solely from a financial point of view and does not cover the procedural fairness of the transaction or other possible measures of fairness. SRR’s opinion does not constitute, and SRR has not made, a recommendation to the Special Committee or the Board or any security holder of GTSI or any other person as to how to act with respect to the transaction or otherwise. SRR also assumed, with GTSI’s consent, that the final executed form of the Merger Agreement would not differ from the draft of the Merger Agreement that SRR examined, that the conditions to the transaction as set forth in the draft Merger Agreement would be satisfied, and that the transaction would be consummated on a timely basis in the manner contemplated by the draft Merger Agreement, without any limitations, restrictions, or conditions, regulatory or otherwise. SRR expressed no opinion as to the price at which the shares of GTSI might trade at any time.

The SRR opinion was intended to be utilized by the Special Committee and the GTSI Board as only one input to consider in its process of analyzing the transaction.

SRR assumed that the assets, liabilities, financial condition, and prospects of GTSI as of the date of its opinion had not changed materially since the date of the most recent financial information made available to SRR. SRR also assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by GTSI, or otherwise reviewed by or discussed with SRR, and of the representations and warranties of all parties to the Merger Agreement as contained in the draft Merger Agreement, in each case without independent verification of such information. SRR assumed, without independent verification, that the financial forecasts and projections, provided to SRR were reasonably prepared and reflected the best currently available estimates of the future financial results of the Company, and represent reasonable estimates, and SRR relied upon such forecasts, projections and estimates in arriving at its opinion. SRR also assumed that the Company’s estimates of liquidation costs were reasonably prepared and present the best estimate of the costs that the Company would incur in connection with a liquidation of the Company’s assets. SRR was not engaged to assess the reasonableness or achievability of such forecasts, projections or liquidation cost estimates or the assumptions upon which they were based, and expressed no view as to the forecasts, projections, liquidation cost estimates, or assumptions. SRR assumed that the transaction would be consummated on the terms described in the draft Merger Agreement, without any waiver of any material terms or conditions.

SRR did not conduct any physical inspection, evaluation or appraisal of GTSI’s facilities, assets or liabilities. SRR’s opinion was based on business, economic, market, and other conditions as they existed and could be evaluated as of the date of its opinion letter. It should be noted that although subsequent developments may affect its opinion, SRR does not have any obligation to update, revise, or reaffirm its opinion.

SRR did not form a conclusion as to whether any individual analysis, when considered independently of the other analyses conducted by SRR, supported or failed to support its opinion. SRR did not specifically rely or place any specific weight on any individual analysis. Accordingly, SRR believes that the analyses must be considered in their entirety, and that selecting portions of the analyses or the factors it considered, without considering all analyses and factors together, could create an imperfect view of the processes underlying the analyses performed by SRR in connection with the preparation of its opinion.

The following is a brief summary of the material analyses performed by SRR in connection with its oral opinions and the preparation of its written opinion dated May 6, 2012. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by SRR, the tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Historical Trading Performance

To provide context, SRR reviewed the historical stock price and volume of the Common Stock for the period from May 7, 2009 through May 3, 2012. SRR noted that the low and high closing prices of Common Stock during this period were $3.55 and $8.11 per share. SRR also noted that the low and high closing prices during the one-year period ending May 3, 2012 were $3.99 and $5.52 per share.

Discounted Cash Flow Method

SRR performed a discounted cash flow analysis of GTSI in order to derive an implied enterprise value of GTSI based on the present value of GTSI’s future cash flows. In performing its discounted cash flow analysis of GTSI, SRR relied on the financial forecast prepared by GTSI management. The residual year growth rate was provided by GTSI management.

SRR estimated the debt free cash flows that GTSI could generate through the period ending December 31, 2016 based upon the GTSI management forecast. These cash flows were discounted to a present value-equivalent using a range of discount rates of 14.5% to 15.5%, which was based upon GTSI’s estimated weighted average cost of capital, or WACC, and residual year growth rates ranging from 2.5% to 3.5%. The estimated WACC was based upon estimates of GTSI’s cost of equity capital, cost of debt capital, and an assumed capital structure, all of which were based upon information from various independent sources (including market risk-free interest rates, market equity risk premiums, small stock risk premiums, equity betas, and corporate bond rates).

Based on the assumptions described above, the discounted cash flow analysis indicated an implied enterprise value (“EV”) range for GTSI of approximately $26.2 million to $29.2 million.

Guideline Public Company Method

SRR reviewed and compared specific financial and operating data relating to GTSI to that of several publicly-traded companies that SRR deemed to have certain characteristics that are similar to those of GTSI. These selected companies were:

•	Insight Enterprises Inc.;

•	Agilysys Inc.;

•	PC Connection, Inc.;

•	Systemax Inc.;

•	PC Mall Inc.;

•	Avnet Inc.;

•	Ingram Micro Inc.;

•	Tech Data Corp.; and

•	Wayside Technology Group, Inc.

SRR noted, however, that none of the selected publicly traded companies is identical or directly comparable to GTSI.

As part of its analysis, SRR reviewed multiples of EV of the selected companies, which were calculated as equity value, plus debt and preferred stock, plus minority interests, less cash and cash equivalents, divided by the selected companies’ revenue for the latest twelve month period (“LTM”), next fiscal year (“NFY”) and NFY+1 estimates and the earnings before interest, taxes, depreciation and amortization (commonly known as EBITDA), for the NFY and NFY+1 estimates. Multiples for the selected companies were based on stock prices for the selected companies as of May 3, 2012. Estimates of future performance for the selected companies were compiled from equity analyst estimates, as provided by Capital IQ, Inc. This analysis indicated the following EV multiples for the selected companies:

Market Multiples of the Guideline Companies

Company	EV (in Millions of U.S. Dollars)	EV / LTM Revenue	EV / NFY Revenue	EV / NFY+1 Revenue	EV / NFY EBITDA	EV / NFY+1 EBITDA
Insight Enterprises Inc.	$807.5	0.15x	0.15x	0.14x	3.8x	3.5x
Agilysys Inc.	105.0	nmf	0.47x	0.44x	7.2x	6.0x
PC Connection, Inc.	210.5	0.10x	0.10x	0.09x	3.4x	3.0x
Systemax Inc.	437.3	0.12x	0.11x	0.11x	n/a	n/a
PC Mall Inc.	166.9	0.11x	0.11x	0.10x	5.5x	4.4x
Avnet Inc.	6,348.3	0.24x	0.23x	0.22x	5.4x	5.1x
Ingram Micro Inc.	2,333.9	0.06x	0.06x	0.06x	4.1x	3.6x
Tech Data Corp.	1,838.6	0.07x	0.07x	0.07x	4.2x	3.9x
Wayside Technology Group, Inc.	44.1	0.18x	n/a	n/a	n/a	n/a

Low	44.1	0.06x	0.06x	0.06x	3.4x	3.0x
High	6,348.3	0.24x	0.47x	0.44x	7.2x	6.0x

Mean	1,365.8	0.13x	0.16x	0.15x	4.8x	4.2x
Median	437.3	0.12x	0.11x	0.11x	4.2x	3.9x

nmf = Not Meaningful.

n/a = Not Available.

GTSI financial metrics for 2012 and 2013 were taken from the financial forecast for GTSI provided by the management of GTSI. Based on this analysis and on SRR’s judgment and experience with respect to the differences in size, profitability and risk, among other quantitative and qualitative factors of GTSI relative to the selected companies, SRR selected for GTSI a range of LTM revenue multiples of 0.07x to 0.09x, NFY revenue multiples of 0.06x to 0.08x, NFY+1 revenue multiples of 0.06x to 0.08x, NFY EBITDA multiples of 3.5x to 4.5x and NFY+1 EBITDA multiples of 3.0x to 4.0x. As part of its analysis, SRR adjusted the NFY revenue and EBITDA provided by management to account for one-time, non-recurring revenue and costs. This analysis indicated a range of EV for GTSI of approximately $25.4 million to $33.4 million.

Merger and Acquisition Method

SRR reviewed transactions in related industries that have occurred in recent years. However, SRR determined that there was not sufficient publicly available data from which to form a meaningful conclusion. Based thereon, SRR did not include the Merger and Acquisition Method in its valuation of GTSI.

Summary of Valuation Methodologies

SRR utilized the enterprise values for GTSI implied by the discounted cash flow and guideline public company analyses described above in determining an implied range of equity value for GTSI. After adjustments to implied enterprise value for cash and cash equivalents, U.S. Small Business Administration (“SBA”) monitoring expenses, cash required for financing activities and the theoretical proceeds from exercising in-the-money stock-based securities, as provided by GTSI management, the DCF analyses indicated an implied equity range for GTSI of $73.6 million to $76.6 million, as illustrated in the chart below, or $7.22 to $7.52 per share of Common Stock.

Valuation Summary—Discounted Cash Flow Analysis

In Thousands of U.S. Dollars	Indicated Range of Value as of 5/3/2012
Concluded Enterprise Value—Discounted Cash Flow Method	$26,200	$29,200
Less: Interest-Bearing Debt	—	—
Add: Cash and Cash Equivalents as of May 3, 2012	55,936	55,936
Less: After-Tax SBA Expenses[a]	(847)	(847)
Less: Cash Required for Financing Activities[b]	(10,000)	(10,000)
Add: Proceeds from Exercise of Stock-Based Securities[c]	2,299	2,299

Total Adjustments to Enteprise Value	47,388	47,388

Indicated Value of Equity	73,588	76,588
Divided by: Shares Outstanding[d]	10,190	10,190

Indicated Value of Equity per Share	$7.22	$7.52

[a]	The Company expects to incur SBA monitoring expenses through 2013. These costs have been eliminated from the Company’s projections and are therefore deducted separately in our analysis (on an after-tax basis).
[b]	Reflects cash required to achieve the Company’s financing revenue projections. The earnings related to these activities are included in the Company’s historical and projected operations.
[c]	To account for the appropriate dilutive impact, the Company’s options, Stock Appreciation Rights, and Restricted Stock Awards are treated as effective shares and the theoretical proceeds from their exercise are added to the Company’s enterprise value.
[d]	Reflects 9.71 million Shares Outstanding as of May 3, 2012 and 0.48 million in-the-money Stock-Based Securities.

Similar adjustments to the enterprise value derived from the Guideline Public Company Method analysis indicated an implied equity range for GTSI of $72.8 million to $80.8 million, as illustrated in the chart below, or $7.14 to $7.93 per share of Common Stock.

Valuation Summary—Guideline Public Company Method

In Thousands of U.S. Dollars	Indicated Range of Value as of 5/3/2012
Concluded Enterprise Value—Guideline Public Company Method	$25,400	$33,400
Less: Interest-Bearing Debt	—	—
Add: Cash and Cash Equivalents as of May 3, 2012	55,936	55,936
Less: After-Tax SBA Expenses[a]	(847)	(847)
Less: Cash Required for Financing Activities[b]	(10,000)	(10,000)
Add: Proceeds from Exercise of Stock-Based Securities[c]	2,299	2,299

Total Adjustments to Enteprise Value	47,388	47,388

Indicated Value of Equity	72,788	80,788
Divided by: Shares Outstanding[d]	10,190	10,190

Indicated Value of Equity per Share	$7.14	$7.93

[a]	The Company expects to incur SBA monitoring expenses through 2013. These costs have been eliminated from the Company’s projections and are therefore deducted separately in our analysis (on an after-tax basis).
[b]	Reflects cash required to achieve the Company’s financing revenue projections. The earnings related to these activities are included in the Company’s historical and projected operations.
[c]	To account for the appropriate dilutive impact, the Company’s options, Stock Appreciation Rights, and Restricted Stock Awards are treated as effective shares and the theoretical proceeds from their exercise are added to the Company’s enterprise value.
[d]	Reflects 9.71 million Shares Outstanding as of May 3, 2012 and 0.48 million in-the-money Stock-Based Securities.

Limited Liquidation Analysis

In addition to the DCF and Guideline Public Company Method discussed above, SRR also reviewed a limited scope liquidation analysis (prepared by management) to determine whether the potential proceeds resulting from a liquidation of the Company’s assets, was in excess of the Offer Price. Based on this review, it was determined that a liquidation of the Company’s assets would result in lower proceeds than the Offer Price.

Premium Analysis

Using information from FactSet Mergerstat, LLC 2011 Mergerstat Review, a data source that publishes information on merger and acquisition transactions, SRR noted that the annual average premiums paid in all transactions dating back to 2000 ranged from 30.7% to 62.3%. Similarly, the annual median premiums paid in all transactions dating back to 2000 ranged from 23.1% to 41.1% as noted below:

% Premium Offered
Year	Average Premium	Median Premium	Number of Transactions
2000	49.2%	41.1%	574
2001	57.2%	40.5%	439
2002	59.7%	34.4%	326
2003	62.3%	31.6%	371
2004	30.7%	23.4%	322
2005	34.5%	24.1%	392
2006	31.5%	23.1%	454
2007	31.5%	24.7%	491
2008	56.5%	36.5%	294
2009	58.7%	39.8%	239
2010	51.5%	34.6%	348

Source:	FactSet Mergerstat, LLC 2011 Mergerstat Review.

SRR noted that the Offer Price indicated a one-day and one-month premium of 47.9% and 52.0%, respectively.

General

In connection with the review of the proposed transaction by the Special Committee, SRR performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying SRR’s opinion. In arriving at its fairness determination, SRR considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. SRR made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, SRR may have considered various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of SRR with respect to the actual value of GTSI. In performing its analyses, SRR made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of GTSI. Any estimates contained in SRR’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. In addition, analyses relating to the value of the business do not purport to be appraisals or to reflect the prices at which the business could actually be sold.

SRR’s opinion was furnished for the use and benefit of the Special Committee and the GTSI Board in connection with its evaluation of the transaction.

SRR’s opinion and its presentation to the Special Committee and the GTSI Board was one of many factors taken into consideration by the Special Committee and the GTSI Board in deciding to approve the Merger Agreement and the related documents and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Special Committee or the GTSI Board with respect to the terms of the transaction or of whether the Special Committee or the GTSI Board would have been willing to agree to different terms.

The issuance of its opinion was approved by a committee of SRR authorized to approve opinions of this nature.

Pursuant to an engagement letter dated January 10, 2012, the Special Committee engaged SRR to provide to the Special Committee, and if requested to the entire GTSI Board, an opinion with respect to the fairness, from a financial point of view, of the Offer Price to be received by the Company’s stockholders, excluding those that will have an interest in the Parent or the Purchaser. Under the terms of its engagement letter, the Company has have agreed to pay SRR a customary fee for its services. SRR’s compensation is neither based upon nor contingent on the results of its engagement or the consummation of the transaction. We have also agreed to reimburse SRR for expenses reasonably incurred by SRR in performing its services, including fees and expenses of its legal counsel, and to indemnify SRR and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. SRR has not been requested to opine to, and its opinion does not address, the fairness of the amount or nature of the compensation to any of GTSI’s officers, directors or employees, or class of such persons, relative to the compensation to GTSI’s public shareholders.

The Special Committee selected SRR to provide an opinion to the Special Committee in connection with its consideration of the transaction because SRR is a financial advisory firm with experience in similar transactions. SRR is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged transactions, and private placements. SRR has previously provided financial advisory services to GTSI for which it received its customary fee. SRR has not previously provided financial advisory services to Parent or any of its affiliates.

Opinion of Raymond James & Associates, Inc.

GTSI retained Raymond James as financial advisor on September 9, 2010, which engagement letter was subsequently amended on July 13, 2011. In connection with that engagement, the GTSI Board requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of the Common Stock of the Per Share Amount to be received by such holders pursuant to the Merger Agreement.

At the May 4, 2012 meeting of the Special Committee, Raymond James delivered to the Special Committee its opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the Per Share Amount to be received by the stockholders of GTSI pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Common Stock. At the May 6, 2012 meeting of the GTSI Board, Raymond James delivered to the GTSI Board its opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the Per Share Amount to be received by the stockholders of GTSI pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of GTSI Common Stock.

The full text of the written opinion of Raymond James, dated May 6, 2012, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex II and is incorporated by reference in its entirety into this Schedule 14D-9. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such opinion.

Holders of the Common Stock are urged to read this opinion in its entirety. Raymond James’ opinion, which is addressed to the Special Committee and the GTSI Board, is directed only to the fairness, from a financial point of view, of the Per Share Amount to be received by holders of Common Stock pursuant to the Merger Agreement. Raymond James’ opinion does not constitute a recommendation to any holder of Common Stock whether to tender in the Offer or how such stockholder should vote at the special meeting of GTSI stockholders and does not address any other aspect of the proposed merger or any related transaction.

In connection with rendering its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the May 4, 2012 draft of the Merger Agreement;

•

reviewed the audited financial statements of GTSI as of and for the years ended December 31, 2010 and December 31, 2011 and the unaudited financial statements for the three month periods ended March 31, 2011 and March 31, 2012;

•	reviewed GTSI’s Annual report filed on Form 10-K for the year ended December 31, 2011;

•	reviewed other GTSI financial and operating information, including financial forecasts, requested from and/or provided by GTSI;

•	reviewed certain other publicly available information on GTSI;

•	reviewed the historical market prices and trading activity of the Common Stock;

•	compared financial and stock market information for GTSI with similar information for comparable companies with publicly traded securities;

•	reviewed the financial terms of recent business combinations involving companies in comparable businesses; and

•	discussed with members of the senior management of GTSI certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

In connection with its review, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by GTSI, Parent or any other party, and did not undertake any duty or responsibility to verify independently any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of GTSI. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and relied upon each party to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, Raymond James assumed that the Merger would be consummated on the terms described in the Merger Agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which GTSI is a party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on GTSI. In its financial analyses, Raymond James assumed the Per Share Amount had a value of $7.75 per share. Raymond James expressed no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger Agreement, or the availability or advisability of any alternatives to the merger. In the capacity of rendering the opinion, Raymond James reviewed the terms of the Merger Agreement and offered no judgment as to the negotiations resulting in such terms.

In conducting its investigation and analyses and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) historical and projected revenues, operating earnings, net income, book value and capitalization of GTSI and certain other publicly held companies in businesses Raymond James believed to be comparable to GTSI; (ii) the current and projected financial position and results of operations of GTSI; (iii) the historical market prices and trading activity of the Common Stock; (iv) financial and operating information concerning selected business combinations which Raymond James deemed comparable in whole or in part; (v) the general condition of the securities markets; and (vi) such other factors as were deemed appropriate.

The following summarizes the material financial analyses presented by Raymond James to the GTSI Board at its meeting on May 6, 2012, which material was considered by Raymond James in rendering the opinion described below. No company or transaction used in the analyses described below is directly comparable to GTSI or the contemplated Merger.

Trading Analysis. Raymond James analyzed historical closing prices of GTSI and compared them to the value of the proposed Per Share Amount. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Per Share Amount value	$7.75	—
GTSI closing stock price as of May 4, 2012	5.24	47.9%
52-week high GTSI stock price (June 24, 2011)	5.52	40.4%
52-week low GTSI stock price (October 7, 2011)	3.99	94.2%

Selected Public Companies Analysis. Raymond James analyzed the relative valuation multiples of five publicly-traded technology resellers based in the U.S., including:

•	ePlus Inc.

•	Insight Enterprises, Inc.

•	PC Connection, Inc.

•	PC Mall, Inc.

•	Systemax Inc.

Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, less cash) compared to both revenue and adjusted earnings before interest, taxes, depreciation or amortization, or adjusted EBITDA, for the most recent actual twelve months results, referred to as TTM, as well as to revenue and adjusted EBITDA for calendar years ending December 31, 2012 and 2013, referred to as CY12E and CY13E, using the TTM results as well as Wall Street estimates for the selected companies for CY12E and CY13E, and (ii) equity value compared to both book value and tangible book value for the most recent data available. The estimates published by Wall Street research analysts were not prepared in connection with the Merger or at Raymond James’s request and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for GTSI implied by the Per Share Amount. The results of the selected public companies analysis are summarized below:

	Enterprise Value / Revenue			Enterprise Value / Adj. EBITDA			Equity Value / Book Value	Equity Value / Tangible Book Value
	TTM	CY12E	CY13E	TTM	CY12E	CY13E
Mean	.13x	.11x	.11x	5.0x	5.4x	3.5x	.99x	1.19x
Median	.12x	.11x	.10x	4.0x	4.0x	3.4x	1.07x	1.20x
Minimum	.08x	.08x	.08x	3.2x	3.2x	2.6x	.68x	.99x
Maximum	.21x	.14x	.13x	8.9x	8.9x	4.5x	1.25x	1.45x
Per Share Amount	.04x	.03x	.03x	25.4x	1.3x	1.7x	.81x	.94x

Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to GTSI’s actual and projected financial results and determined the implied equity price per share of Common Stock and then compared those implied equity values per share to the Per Share Amount of $7.75 per share. The results of this are summarized below:

	Enterprise Value / Revenue			Enterprise Value / Adj. EBITDA			Equity Value / Book Value	Equity Value / Tangible Book Value
	TTM	CY12E	CY13E	TTM	CY12E	CY13E
Mean	$11.32	$11.51	$10.98	$6.66	$12.22	$9.13	$9.43	$9.79
Median	10.67	11.44	10.91	6.60	10.74	9.07	10.26	9.83
Minimum	9.48	10.23	9.84	6.56	9.85	8.41	6.47	8.17
Maximum	14.11	12.96	12.25	6.87	16.05	9.91	11.97	11.89
Per Share Amount	$7.75	$7.75	$7.75	$7.75	$7.75	$7.75	$7.75	$7.75

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected acquisitions of technology resellers since 2007 and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	Presidio, Inc.’s acquisition of INX, Inc.

•	Datalink Corporation’s acquisition of Midwave Corporation

•	OnX Enterprise Solutions Ltd.’s acquisition of certain entities of Agilysys, Inc.

•	PC Connection, Inc.’s acquisition of ValCom Technology

•	Applied Computer Solutions, Inc.’s acquisition of certain entities of Avnet, Inc.

•	Sirius Computer Solutions, Inc.’s acquisition of MSI System Integrators, Inc.

•	Platinum Equity, LLC’s acquisition of Pomeroy IT Solutions Inc.

•	Din Global Corp.’s acquisition of En Pointe Technologies, Inc.

•	Zones Acquisition Corp.’s acquisition of Zones, Inc.

•	Arrow Electronics, Inc.’s acquisition of LOGIX, SA

•	Insight Enterprises, Inc.’s acquisition of Calence, LLC

•	Softchoice Corp.’s acquisition of Optimus Solutions

•	Softchoice Corp.’s acquisition of Software Plus Ltd.

•	PC Mall, Inc.’s acquisition of SARCOM, Inc.

•	Court Square Capital Partners’ acquisition of CompuCom Systems, Inc.

•	Logicalis, Inc.’s acquisition of certain entities of Carotek, Inc

•	Madison Dearborn Partners, LLC’s acquisition of CDW Corp.

•	Agilysys, Inc.’s acquisition of Innovative Systems Design, Inc.

•	Agilysys, Inc.’s acquisition of Stack Computer

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ revenue and adjusted EBITDA, in each case for 12 months ended prior to announcement of the transaction, where such information was publicly available. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for GTSI implied by the Per Share Amount. Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples to GTSI’s actual last 12 months revenue and adjusted EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the Per Share Amount. The results of the selected transactions analysis are summarized below:

	Enterprise Value		Implied Equity Price Per Share
	TTM Revenue*	TTM Adj. EBITDA*	TTM Revenue	TTM Adj. EBITDA
Mean	.25x	5.7x	$15.68	$6.69
Median	.24x	6.2x	15.19	6.72
Minimum	.05x	2.8x	8.06	6.54
Maximum	.51x	7.4x	25.04	6.78
Per Share Amount	.04x	25.4x	$7.75	$7.75

*	Excludes valuation multiples greater than two standard deviations from the mean.

Transaction Premium Analysis. Raymond James analyzed the stock price premiums paid in forty merger and acquisition transactions closed since January 1, 2011 where the target was a U.S.-based company with a market capitalization between $50 and $250 million. Raymond James measured each transaction price per share relative to each target’s closing price per share one day, one week and four weeks prior to announcement of the transaction. Raymond James compared the mean, median, minimum and maximum premiums paid from this set of transactions to the Per Share Amount expressed as a premium relative to the closing stock price of GTSI on May 4, 2012, April 27, 2012, and April 5, 2012. The results of the transaction premium analysis are summarized below:

	Implied Premium*
	1-day	1-week	4-weeks
Mean	42.7%	45.4%	44.1%
Median	39.3%	40.7%	39.2%
Minimum	0.2%	2.0%	9.0%
Maximum	121.4%	115.4%	110.8%
Per Share Amount	$7.75	$7.75	$7.75
GTSI closing stock price per share	$5.24	$5.44	$5.10
Implied Transaction premium	47.9%	42.5%	52.0%

*	Excludes transaction premiums greater than two standard deviations from the mean.

Furthermore, Raymond James applied the mean, median, minimum and maximum premiums for each of the metrics to GTSI’s actual corresponding closing stock prices to determine the implied equity price per share and then compared those implied equity values per share to the Per Share Amount of $7.75 per share. The results of this are summarized below:

	Implied Equity Price Per Share
	1-day	1-week	4-weeks
Mean	$7.48	$7.91	$7.35
Median	7.30	7.65	7.10
Minimum	5.25	5.55	5.56
Maximum	11.60	11.72	10.75
Per Share Amount	$7.75	$7.75	$7.75

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of GTSI’s projected free cash flows for the years ending December 31, 2012 through 2016 on a standalone basis. Raymond James used unleveraged free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital.

The discounted cash flow analysis was based on projections of the financial performance of GTSI that represented the best available estimates and judgment of management. Raymond James calculated terminal values using two methodologies: the EBITDA multiple approach and the perpetual growth approach. In the EBITDA multiple approach, Raymond James used calendar year 2016 as the final year for the analysis and applied multiples, ranging from 3.0x to 4.0x, to calendar 2016 adjusted EBITDA in order to derive a range of terminal values for GTSI in 2016. In the perpetual growth approach, Raymond James applied perpetual growth rates, ranging from 2.0% to 4.0%, to calendar 2016 unleveraged free cash flow in order to derive a range of terminal values for GTSI in 2016.

In both analyses, the projected unleveraged free cash flows and terminal values were discounted using rates ranging from 20.0% to 22.0%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing GTSI’s business plan. The resulting ranges of present enterprise values were adjusted by GTSI’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at ranges of present values per GTSI share. Raymond James reviewed the ranges of per share prices derived in the discounted cash flow analysis and compared them to Per Share Amount. The results of the discounted cash flow analysis are summarized below:

	Equity Value / Per Share
	EBITDA Multiple	Perpetual Growth
Minimum	$8.01	$7.34
Maximum	8.49	7.50
Per Share Amount	$7.75	$7.75

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’s view of the actual value of GTSI.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of GTSI. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the GTSI Board and were prepared solely as part of Raymond James’s analysis of the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received by such holders in connection with the proposed merger. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into consideration by the GTSI Board in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the GTSI Board’s or GTSI management’s opinion with respect to the value of GTSI. GTSI placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on May 4, 2012, and any material change in such circumstances and conditions may affect Raymond James’s opinion, but Raymond James does not have any obligation to update, revise or reaffirm that opinion.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of GTSI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Company Internal Financial Forecasts

The Company’s management does not as a matter of course make public projections as to future performance, revenue, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, in connection with the Merger, our management shared certain internal financial forecasts with Raymond James and SRR for purposes of the opinions described above, with the GTSI Board and the Special Committee for purposes of evaluating the Merger and with Parent in order to assist Parent in valuing the Company.

These internal financial forecasts are included in this Schedule 14D-9 to provide our stockholders access to certain nonpublic information considered by the GTSI Board during its evaluation of the Merger and considered by Raymond James and SRR in connection with their opinions to the GTSI Board and the Special Committee that, as of May 6, 2012 and based upon and subject to the factors and assumptions set forth therein, the Per Share Amount to be paid to the Company’s stockholders was fair from a financial point of view. The inclusion of this information should not be regarded as an indication or recommendation to any stockholder or any person that the GTSI Board, the Special Committee or any other recipient of this information considered, or now considers, it to be predictive of actual future results, and it should not be relied on as such. These internal financial forecasts constitute forward-looking statements and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC (see “Item 8. Additional Information” below). Moreover, the internal financial forecasts, while presented with numerical specificity, reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. In addition, the internal financial forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than forecasted.

The economic and business environments in which the Company operates can and do change quickly, which adds another level of unpredictability, unreliability and execution risk. In addition, the Company prepared the internal financial forecasts prior to the GTSI Board’s approval of the Merger Agreement and, accordingly, they do not reflect the effects of the Merger or the Merger Agreement, which may cause results to differ materially. Accordingly, the Company’s stockholders are cautioned not to place undue, if any, reliance on the financial forecasts.

The internal financial forecasts provided to Raymond James, SRR and Parent were prepared for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles in the United States, or GAAP, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The internal financial forecasts were prepared by, and are the responsibility of, the Company’s management. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the internal financial forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such forecasts or their achievability, nor do they assume responsibility for or accept any association with, such forecasts. Furthermore, the internal financial forecasts do not take into account any circumstances or events occurring after the date they were prepared that were unforeseen by our management at the time of preparation.

None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the internal financial forecasts or that forecasted results will be achieved.

A summary of the internal financial forecast information is provided below and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer. This summary of internal financial forecast information should be evaluated, if at all, in conjunction with the Company’s historical financial statements and other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Company’s public filings with the SEC.

Income Statement Information

	Year ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(US$ in thousands)
Sales	$457,947	$432,102	$442,558	$450,141	$460,420
Net Income	$2,861	$2,970	$3,654	$3,889	$4,146
Adjusted EBITDA(1)	$10,731	$7,731	$7,676	$8,473	$8,778

(1)	Adjusted EBITDA represents EBITDA adjusted for expenses associated with the SBA administrative agreement due to expire in October 2013 and the loss on the sublease of space in our headquarters location recognized in the first quarter of 2012. EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA and EBITDA are financial measures that are not calculated in accordance with generally accepted accounting principles, or GAAP. Adjusted EBITDA should not be considered as an alternative to net income, operating income or any other measure of financial performance calculated and presented in accordance with GAAP.

Reconciliation of net income to Adjusted EBITDA is presented below:

	Year ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(US$ in thousands)
Net Income	$2,861	$2,970	$3,654	$3,889	$4,146
Depreciation and Amortization	3,146	1,798	1,160	1,565	1,443
Income Tax	2,609	1,980	2,436	2,593	2,764
Interest Expense	426	441	425	425	425
SBA Administrative Costs	1,082	541	—	—	—
Sublease Loss	606	—	—	—	—

Adjusted EBITDA	$10,731	$7,731	$7,676	$8,473	$8,778

Balance Sheet Information

	As of December 31,
	2012E	2013E	2014E	2015E	2016E
	(US$ in thousands)
Total Assets	$189,856	$183,523	$189,130	$194,435	$200,501
Total Liabilities	$90,008	$80,705	$82,658	$84,074	$85,994
Stockholders’ Equity	$99,848	$102,818	$106,472	$110,361	$114,507

We also provided the following projections to certain parties, including Parent, with whom we had negotiations regarding a possible transaction as described in “Item 4. The Solicitation or Recommendation — (b) Background and Reasons for the Recommendation.” Parent in March, 2012, which differ from the above projections which were prepared in May, 2012 and include updated information:

Year Ended December 21, 2012E
Sales	$402,638
Net Income	$2,371
EBITDA	$7,463

Reconciliation of net income to EBITDA is presented below:

Year Ended December 21, 2012E
Net Income	$2,371
Depreciation and Amortization	3,071
Income Tax	1,580
Interest Expense	441

EBITDA	$7,463

THE COMPANY DOES NOT INTEND TO, AND DOES NOT UNDERTAKE ANY OBLIGATION TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, SUCH FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION THEREOF, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT AS REQUIRED BY LAW.

(c)	Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially by them pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority and Shares, if any, that if tendered would cause him to incur liability under the short-swing profits provisions of the Exchange Act) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. As described under “Item 3. Past Contacts Transactions, Negotiations and Agreements” above, the Tendering Stockholders have agreed, among other things, to tender all Shares held by them on the date of the Tender Agreements, or acquired after that date, to the Purchaser in the Offer. Based on information provided by the Tendering Stockholders, an aggregate of 1,812,945 Shares, representing approximately 18.67% of the outstanding Shares (calculated on a fully diluted basis in the same manner as the Minimum Tender Condition (as defined in the Merger Agreement)) as of May 11, 2012, will be tendered by the Tendering Stockholders in the Offer.

The foregoing does not include any Common Stock over which, or with respect to which, any such executive officers and directors act in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

Raymond James & Associates, Inc.

Under an engagement letter dated September 9, 2010, as amended on July 13, 2011 (the “Raymond James Engagement Letter”), the Company retained Raymond James to act as its external investment banking advisor in helping the Company evaluate strategic alternatives, including the possible sale of all or a material portion of the assets or securities of the Company to, or merger of the Company with, one or more third parties. As the Company’s financial advisor, Raymond James was engaged, among other things, to render, if requested by the GTSI Board, its opinion as to the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received pursuant to any such sale transaction. Under the terms of the Raymond James Engagement Letter, we have agreed to pay Raymond James a customary advisory fee, which is contingent on the consummation of the Merger. Additionally, Raymond James will be paid a customary fee in connection with its delivery of a fairness opinion, which fee is not contingent on the consummation of the Merger. We have also agreed to reimburse Raymond James for expenses reasonably incurred by Raymond James in performing its services, including fees and expenses of its legal counsel, and to indemnify Raymond James and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

The Special Committee selected Raymond James to provide an opinion to the Special Committee in connection with its consideration of the transaction because Raymond James is a financial advisory firm with experience in similar transactions. Raymond James is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged transactions, and private placements. Raymond James has previously provided financial advisory services to GTSI for which it received its customary fee. Raymond James has not previously provided financial advisory services to Parent or any of its affiliates.

Stout Risius Ross, Inc.

Pursuant to an engagement letter dated January 10, 2012, the Special Committee engaged SRR to provide to the Special Committee, and if requested to the entire GTSI Board, an opinion with respect to the fairness, from a financial point of view, of the Offer Price to be received by the Company’s stockholders, excluding those that will have an interest in the Parent or the Purchaser. Under the terms of its engagement letter, we have agreed to pay SRR a customary advisory fee for its services, half of which was payable upon signing of the engagement letter and the remainder became payable upon delivery of SRR’s opinion. SRR’s compensation is neither based upon nor contingent on the results of its engagement or the consummation of the transaction. We have also agreed to reimburse SRR for expenses reasonably incurred by SRR in performing its services, including fees and expenses of its legal counsel, and to indemnify SRR and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. SRR has not been requested to opine to, and its opinion does not address, the fairness of the amount or nature of the compensation to any of GTSI’s officers, directors or employees, or class of such persons, relative to the compensation to GTSI’s public stockholders.

The Special Committee selected SRR to provide an opinion to the Special Committee in connection with its consideration of the transaction because SRR is a financial advisory firm with experience in similar transactions. SRR is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged transactions, and private placements. SRR has previously provided financial advisory services to GTSI for which it received its customary fee. SRR has not previously provided financial advisory services to Purchaser, Parent or any of its affiliates.

Except as set forth above, none of the GTSI Board, the Company nor any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Vesting of Equity Awards

Name	Date	Number of Company Options/ Company SARs, RSAs Vested	Price per Share	Type of Award
Leland Johnson	04/27/2012	3,333	N/A	RSAs
Barry Reisig	04/27/2012	3,333	N/A	RSAs
John Toups	04/27/2012	3,333	N/A	RSAs
Daniel Young	04/27/2012	3,333	N/A	RSAs
Joseph “Keith” Kellogg, Jr.	04/27/2012	3,333	N/A	RSAs
Lloyd Griffiths	04/27/2012	3,333	N/A	RSAs
Thomas Hewitt	04/27/2012	3,333	N/A	RSAs
Steven Kelman	04/27/2012	3,333	N/A	RSAs

Item 7.	Purposes of the Transaction and Plans or Proposals

(a)	Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)	Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c)	Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the GTSI Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

(i)    Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent or the Purchaser, pursuant to the Merger Agreement, of certain persons to the GTSI Board. Such persons, if appointed, will constitute a majority of the GTSI Board.

(ii)     Golden Parachute Information

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

The terms of the Merger Agreement provide for vesting of outstanding Company equity awards in connection with the Merger. If so elected by the holder, immediately prior to the Effective Time, all outstanding

Company Options, Company SARs and Company RSAs will vest and be converted into cash as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company—Equity Awards Granted under the Company’s Stock Incentive Plans.”

Each of our named executive officers is also entitled to certain severance payments and benefits pursuant to the employment agreements and severance agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company—Employment Agreements” and “—Change of Control Agreements.”

The Company’s obligation to provide any of the payments described below, to the extent not accrued as of the date of termination, will be conditioned upon the receipt from the executive officer of a valid release of claims against the Company and compliance with the confidentiality and non-competition provisions in their respective agreements. In addition, to the extent any of the foregoing payments, compensation or other benefits is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the executive officer is a specified employee for purposes of Section 409A, such payment, compensation or other benefit will not be paid or provided to the executive officer prior to the day that is six months plus one day after the date of termination.

The following table presents, with respect to each named executive officer, an estimate of the amounts of severance benefits payable in the event of a termination of the executive “without cause” or a resignation of the executive for “good reason,” estimated as of June 15, 2012. For a quantification of the spread value of vested and unvested Company Options based on the Per Share Amount and the value of unvested Company RSA’s, see the tables above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company—Equity Awards Granted under the Company’s Stock Incentive Plans.” The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($)	Equity ($)	Pension/ NQDC ($)	Perquisites/ benefits ($)	Tax reimbursement ($)	Other ($)	Total ($)
(a)	(b)(1)	(c)(2)	(d)	(e)(3)	(f)	(g)	(h)(4)
Sterling E. Phillips, Jr.	$400,000	$399,996	—	$7,075	—	—	$807,071
CEO and President

Jeremy Wensinger	$400,000	$676,000	—	$9,498	—	—	$1,085,498
Chief Operating Officer

Peter Whitfield	$570,000	$44,005	—	$19,527	—	—	$633,532
Senior Vice President and
Chief Financial Officer

Joseph Uglialoro	$69,000	$24,255	—	$19,779	—	—	$113,004
Vice President and General
Counsel

Bridget Atkinson(5)	—	—	—	—	—	—	—
Vice President

(1)

Includes the cash severance payments provided to Messrs. Phillips, Wensinger and Whitfield under their employment agreements and to Mr. Uglialoro under his change of control agreement. For Messrs. Phillips and Wensinger, the amount is equal to 12 months of their annual salary, payable over the 12 months following their termination. For Mr. Whitfield, the amount is equal to 15 months of his salary and 125% of his incentive compensation plan bonus at the 100% achievement level, payable over the 15 months following his termination. For Mr. Uglialoro, the amount is equal to three months of his total target compensation, consisting of salary and incentive compensation plan bonus payable over the three months following his termination.

	Salary	Incentive Plan Compensation
Sterling E. Phillips, Jr.	$400,000	$—
Jeremy Wensinger	$400,000	$—
Peter Whitfield	$356,250	$213,750
Joseph Uglialoro	$57,500	$11,500
Bridget Atkinson	—	—

(2)	Reflects amounts for equity awards for which vesting would be accelerated, based on the $7.75 Per Share Amount.
(3)	Consists of benefits coverage to the named executive officer and his family under the Company’s employee benefit plans as follows: all benefits that accrued as of the termination date, including paid leave benefits and for Mr. Uglialoro, six months of continued group health insurance benefits.

	Paid Time Off	Health Insurance Benefits
Sterling E. Phillips, Jr.	$7,075	$—
Jeremy Wensinger	$9,498	$—
Peter Whitfield	$10,197	$9,330
Joseph Uglialoro	$13,257	$6,522
Bridget Atkinson	—	—

(4)	All amounts included in the above table are subject to a double-trigger arrangement (i.e., there must be a change of control followed by the officer’s termination or resignation for good reason within the applicable period described above following the change of control).
(5)	Effective December 8, 2011, Ms. Atkinson’s employment was terminated and she received severance compensation in connection with the termination. She is not entitled to any additional benefits upon a change of control of the Company in connection with the Offer or the Merger.

(iii)    Top-Up Option

Under the Merger Agreement, the Company granted to the Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company at a price per share equal to the Per Share Amount that number of newly-issued Shares equal to the number of Shares that, when added to the number of Shares owned by the Parent, Purchase or any subsidiary of Parent at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Shares of Common Stock that would be outstanding immediately after the issuance of all shares of Common Stock to be issued upon exercise of the Top-Up Option.

The Top-Up Option will be exercised during the two business day period following (i) the time at which the Shares are first accepted for payment pursuant to the Offer or (ii) the expiration of any subsequent offer period, if any subsequent offer period is provided.

The aggregate purchase price payable for the Shares acquired upon exercise of the Top-Up Option being purchased by Purchaser is to be determined by multiplying the number of such Shares by the Per Share Amount, without interest. The purchase price may be paid by Purchaser, at its election, either (i) entirely in cash or (ii) by paying in cash an amount equal to not less than the aggregate par value of the Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the purchase price. Any promissory note will be full recourse against Parent and Purchaser, will bear interest at the rate of three percent per annum, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

(iv)    Vote Required to Approve the Merger and DGCL Section 253

The GTSI Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires at least 90% of the outstanding shares of Common Stock, pursuant to the Offer or otherwise, including the issuance by the Company of shares of Common Stock upon the exercise by the Purchaser of the Top-Up Option, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock for the adoption of the Merger Agreement will be required under the DGCL to effect the Merger.

(v)    State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” In accordance with the provisions of Section 203 of the DGCL, the GTSI Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement. Accordingly, the restrictions contained in Section 203 of the DGCL are inapplicable to the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

(vi)    Antitrust Review

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Pursuant to the requirements of the HSR Act, the Purchaser has determined that it is not required to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. Accordingly, the purchase of Shares pursuant to the Offer will not be subject to any waiting period of the HSR Act.

(vii)    Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who has not tendered his or her shares of Common Stock in the Offer or voted in favor of the Merger or consented thereto in writing has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash, provided that such holder complies with the provisions of Section 262 of the DGCL. At the Effective Time, any shares subject to appraisal rights will no longer be outstanding and will automatically become canceled and cease to exist, and any Remaining Stockholder will have no rights except to receive the fair value for the shares in accordance with Section 262 of the DGCL.

A Remaining Stockholder may, under certain circumstances by following procedures prescribed by the DGCL, exercise appraisal rights to receive cash in an amount equal to the “fair value” of such Remaining Stockholder’s shares of Common Stock as to which such Remaining Stockholder has exercised such appraisal rights. Such “fair value” will exclude any element of value arising from the accomplishment or expectation of the Merger. A Remaining Stockholder must follow the appropriate procedures under the DGCL, or suffer the termination or waiver of such appraisal. If the appraisal rights are terminated or waived, the Remaining Stockholder will receive cash in an amount equal to the Per Share Amount. For a description of appraisal rights under the DGCL and the methods of perfecting such rights, please see Annex III hereto. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

(viii)    Additional Information

Statements in this Schedule 14D-9 other than historical data and information constitute forward-looking statements that involve risks and uncertainties. A number of factors could cause the Company’s actual results, performance, achievements or industry results to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. Some of these risk factors include, but are not limited to, the risk factors discussed in GTSI’s Annual Report on Form 10-K, and such other filings that GTSI makes with the SEC from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTSI undertakes no obligation to update such forward-looking statements in the future except as required by law.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2011;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012;

•	the Company’s Proxy Statement on Schedule 14A filed on April 20, 2012;

•	Definitive Additional Materials on Schedule 14A filed by the Company’s on May 7, 2012;

•	the Company’s Current Report on Form 8-K dated May 7, 2012; and

•	the Company’s Current Report on Form 8-K dated May 10, 2012.

Item 9.	Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated May 18, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by UNICOM SUB ONE, INC. and UNICOM Systems, Inc. with the Securities and Exchange Commission on May 18, 2012).

(a)(1)(ii)	Form of Letter of Transmittal (including Instructions on Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by UNICOM SUB ONE, INC. and UNICOM Systems, Inc. with the Securities and Exchange Commission on May 18, 2012).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by UNICOM SUB ONE, INC. and UNICOM Systems, Inc. with the Securities and Exchange Commission on May 18, 2012).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by UNICOM SUB ONE, INC. and UNICOM Systems, Inc. with the Securities and Exchange Commission on May 18, 2012).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by UNICOM SUB ONE, INC. and UNICOM Systems, Inc. with the Securities and Exchange Commission on May 18, 2012).

(a)(1)(vi)	Summary advertisement as published on May 18, 2012 in Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by UNICOM SUB ONE, INC. and UNICOM Systems, Inc. with the Securities and Exchange Commission on May 18, 2012).

(a)(1)(vii)	Joint Press Release issued by GTSI Corp. and UNICOM Systems, Inc. on May 7, 2012 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(a)(2)(i)	Letter to the Stockholders of GTSI Corp. dated May 18, 2012 from Sterling Phillips, President and Chief Executive Officer of GTSI Corp., on behalf of the Board of Directors.

(a)(2)(ii)	Opinion of Raymond James & Associates, Inc. to the Special Committee of the Board of Directors and the Board of Directors of GTSI Corp. dated May 6, 2012 (incorporated by reference to Annex II attached to this Schedule 14D-9).

(a)(2)(iii)	Opinion of Stout Risius Ross, Inc. to the Special Committee of the Board of Directors and the Board of Directors of GTSI Corp. dated May 6, 2012 (incorporated by reference to Annex II attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of May 7, 2012, by and among GTSI Corp., UNICOM SUB ONE, INC., and UNICOM Systems, Inc. (incorporated by reference to Exhibit 2.1 to GTSI Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2012).

(e)(2)	Form of Indemnification Agreement between GTSI Corp. and its Officers and Directors (incorporated by reference to GTSI Corp.’s current report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2011).

(e)(3)	Stockholder Tender Agreement, dated May 7, 2012, by and among UNICOM Systems, Inc., UNICOM SUB ONE, INC., and the stockholders of GTSI Corp., listed on the signature pages thereto (incorporated by reference to Exhibit 99.1 to GTSI Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2012).

Exhibit Number	Description
(e)(4)	Non-Disclosure Agreement dated the 24th day of February, 2012, by and between GTSI Corp. and UNICOM Systems, Inc.

(e)(5)	Non-Disclosure Agreement dated March 29, 2012, by and between GTSI Corp. and UNICOM Systems, Inc.

(e)(6)	Employee, Customers and Partners Frequently Asked Questions & Answers, dated May 9, 2012 (incorporated by reference to Schedule 14D-9C filed by GTSI Corp. with the Securities and Exchange Commission on May 9, 2012).

(e)(7)	Letter Agreement between Joseph Uglialoro and GTSI Corp., dated as of November 16, 2010.

(e)(8)	Employment Agreement dated January 24, 2011 between GTSI Corp. and Sterling Phillips (incorporated by reference to Exhibit 99.1 to GTSI Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2011).

(e)(9)	Employment Agreement dated October 7, 2011 between Jeremy Wensinger and GTSI Corp.

(e)(10)	Employment Agreement dated October 29, 2008 between GTSI Corp. and Peter Whitfield (incorporated by reference to Exhibit 99.2 to GTSI Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2008), as amended by the First Amendment to Employment Agreement dated as of September 1, 2009.

(e)(11)	Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit A to Schedule 14A filed by GTSI Corp. with the Securities and Exchange Commission on April 11, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2012	/s/ Sterling E. Phillips, Jr.
Sterling E. Phillips Jr.
Chief Executive Officer

ANNEX 1

GTSI Corp.

2553 Dulles View Drive, #100

Herndon, Virginia 20171

(703) 502-2000

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about May 18, 2012 to holders of record of common stock, par value $0.005 per share (the “Common Stock” or the “Shares”), of GTSI Corp., a Delaware corporation (“GTSI” or the “Company”), in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of GTSI. The Schedule 14D-9 pertains to the tender offer by UNICOM SUB ONE, INC., a Delaware corporation (the “Purchaser”) and direct, wholly owned subsidiary of UNICOM Systems, Inc., a California corporation (“Parent”), for all of the issued and outstanding shares of Common Stock. Capitalized terms used but not defined herein are used with the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement we use the terms “the Company,” “us,” “we” and “our” to refer to GTSI. You are receiving this Information Statement because, pursuant to the Agreement and Plan of Merger, dated as of May 7, 2012, among GTSI, Parent and the Purchaser (the “Merger Agreement”), Parent may gain and exercise the right to designate persons to be elected to a majority of seats on GTSI’s Board of Directors (the “GTSI Board” or “Board”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on May 18, 2012 to purchase all of the issued and outstanding Shares at a purchase price of $7.75 per Share (the “Per Share Amount”), net to the seller in cash, without interest thereon and less required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2012 (as it may be amended and supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended and supplemented from time to time, the “Letter of Transmittal”). We refer to the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, as the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 15, 2012, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered and not properly withdrawn. Copies of the Offer to Purchase and Letter of Transmittal have been mailed with the Schedule 14D-9 to the Company’s stockholders and are filed as exhibits to the Schedule 14D-9 filed by us with the Securities and Exchange Commission (“SEC”) on May 18, 2012.

The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and a direct, wholly owned subsidiary of Parent. Each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares owned by Parent, the Purchaser or the Company, all of which will be canceled and cease to exist, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive the Per Share Amount.

Under the Merger Agreement, promptly upon the acceptance for payment of any Shares by Parent or the Purchaser pursuant to and in accordance with the terms of the Offer and from time to time thereafter, Parent or the Purchaser shall be entitled to designate such number of directors to the GTSI Board, rounded up to the nearest whole number, that is the product of (a) the total number of directors on the GTSI Board (giving effect to the directors elected or appointed by Parent or Purchaser) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Parent or Purchaser or any subsidiary of Parent bears to (ii) the number of such Shares outstanding; provided, that until the Effective Time, the GTSI Board must have at least three independent directors (as defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). As a result, Parent will have the ability to designate at least a majority of the GTSI Board following consummation of the Offer.

Annex I-1

In the event that Parent’s designees are elected or designated to the GTSI Board, then, until the Effective Time, GTSI will cause the GTSI Board to have at least three directors who were members of the GTSI Board as of the date of the Merger Agreement and are independent directors for purposes of the continued listing requirements of NASDAQ. The Merger Agreement also sets forth procedures for appointing replacements to fill vacancies among these independent directors. The approval of a majority of these independent directors (or in the case where there are two or fewer independent directors, the concurrence of one independent director) will be required for the Company (i) to amend or terminate the Merger Agreement, (ii) to extend the time of performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, or to exercise or waive any of the Company’s rights, benefits or remedies thereunder, if such action would adversely affect the holders of shares of the Common Stock (other than Parent or Purchaser), (iii) except as expressly provided in the Merger Agreement, to amend any governing document of the Company in a manner that would reasonably be expected adversely to affect the holders of shares of the Common Stock (other than Parent or Purchaser), or (iv) to take any other action or make any other determination of the GTSI Board under or in connection with the Merger Agreement or the Offer if such action would reasonably be expected adversely to affect the holders of shares of the Common Stock (other than Parent or Purchaser).

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Parent’s designees to the GTSI Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, the Purchaser and Parent’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION CONCERNING GTSI

Our authorized capital stock consists of 20,000,000 shares of Common Stock and 680,850 shares of preferred stock, par value $0.25 per share. As of May 11, 2012, there were 9,707,909 shares of Common Stock outstanding and no shares of preferred stock outstanding. Each Share of our Common Stock entitles the holder thereof to one vote on each matter submitted to a vote of the stockholders.

PARENT DESIGNEES

Information with Respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the GTSI Board. However, its designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Parent has informed us that each of the Potential Designees who may be chosen has consented to act as a director of the Company, if so designated.

Parent has advised GTSI that, to the best knowledge of Parent and the Purchaser:

•	none of the Potential Designees is currently a director of, or holds any position with, GTSI or has a familial relationship with any directors or executive officers of GTSI;

•

except as disclosed below, none of the Potential Designees beneficially owns or has any right to acquire, directly or indirectly, any Shares and none have been involved in any transactions with GTSI or any of its directors, executive officers or affiliates that would be required to be disclosed pursuant to the rules and regulations of the SEC;

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•

none of the Potential Designees has, during the past ten years, (i) filed, or had filed against him or her, a petition under the federal bankruptcy laws or any state insolvency law, or had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which such person was a general partner at or within two years of the date of this Information Statement, or any corporation or business association of which such person was an executive officer within two years of the date of this Information Statement; (ii) been convicted in a criminal proceeding or been a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been the subject of any order, judgment or decree of any court of competent jurisdiction, or of any U.S. federal or state authority, permanently or temporarily enjoining such person from, or otherwise limiting such person’s ability to, become a member of any profession, engage in any type of business practice or engage in any activity in connection with the purchase or sale or any security or commodity or in connection with any violation of U.S. federal or state securities laws or federal commodities laws, or to be associated with persons engaged in any such activities; (iv) been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any U.S. federal or state securities law; (v) been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law; (vi) been the subject of, or a party to, any U.S. federal or state judicial or administrative order, judgment, decree or finding relating to an alleged violation of (A) any U.S. federal or state securities or commodities law or regulation, (B) any law or regulation respecting financial institutions or insurance companies or (C) any law or regulation prohibiting mail or wire fraud in connection with any business entity; or (vii) been the subject of, or a party to, any sanction or order of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member; and

•

there are no material pending legal proceedings to which any of the Potential Designees is a party adverse to, or in which any of the Potential Designees has a material interest adverse to, Parent or GTSI or any of its subsidiaries.

List of Potential Designees

The following sets forth the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each Potential Designee. The current business address for each Potential Designee is c/o UNICOM Systems, Inc., 15535 San Fernando Mission Boulevard, Suite 310, Mission Hills, CA 91345 and the telephone number at such principal executive offices is (818) 838-0606. Each Potential Designee is a citizen of the United States of America.

Name	Age	Background
Corry S. Hong	56	Mr. Hong is the President and Chief Executive Officer of Parent, positions he has held since he founded Parent in 1981. Prior to founding Parent, Mr. Hong was a composer who wrote and recorded numerous musical scores. Mr. Hong attended Pierce College where he majored in Computer Science.

Christine H. Hong	47	Ms. Hong joined the Parent in 1988 and currently serves as Executive Vice President, a position she has held since 1988. Ms. Hong oversees the Parent’s corporate strategic direction and day-to-day operational matters.

Neil J. Watt, Esq.	55	Mr. Watt is the Chief Financial Officer of Parent, a position he has held since 2003. Prior to joining Parent, Mr. Watt was Chief Financial Officer (1998-2000) and General Counsel (1999-2000) of Landmark Entertainment Group, an entertainment design and production company. From 1996 to 1998, Mr. Watt was Administrative Manager of Digital Magic Company, which produced special effects and provided post-production services and facilities to film and television productions. Mr. Watt attended University of Chicago, California State University, Los Angeles (MBA program), and received his Juris Doctorate from Southwestern School of Law.

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Name	Age	Background

Gerald R. Kilroy, Esq.	56	Mr. Kilroy is General Counsel and Vice President of Business Development of Parent, positions he has held since 2002. Mr. Kilroy joined the Parent in 2001, as Senior Corporate Counsel. Mr. Kilroy provides legal counsel and insures that the UNICOM Group of companies remains in compliance with regulatory and contractual obligations. As Vice President, his duties include consulting and assisting with virtually all aspects of the mergers and acquisitions process from strategic consultations, negotiations, and documentation, to due diligence and recordation issues. In addition, Mr. Kilroy’s responsibilities include representing and protecting Parent’s intellectual property and contractual rights. Prior to joining Parent, Mr. Kilroy specialized in business litigation with prominent law firms in Los Angeles including, Christensen, Miller, Fink, Jacobs, Glaser, Weil and Shapiro, and as a partner at Katten, Muchin, and Zavos. Mr. Kilroy’s obtained his Bachelor of Arts degree from U.C.L.A. with honors in two majors, economics and political science and his Juris Doctorate from Loyola Law School.

Joseph T. Gauthier, Esq.	44	Mr. Gauthier is Senior Corporate Counsel, a position he has held since 2004 when he joined Parent, and Vice President of Business Practices, a position he has held since 2006. Mr. Gauthier oversees the implementation of the integration plan for acquired assets and companies and assists with the Parent’s daily operational issues. In addition, Mr. Gauthier’s responsibilities include representing and protecting UNICOM®’s contractual licensing rights and intellectual property rights. Prior to joining Parent, Mr. Gauthier handled complex business litigation with an emphasis in intellectual property in the entertainment industry with prominent law firms in Los Angeles including Alschuler Grossman Stein and Kahan LLP and Hall Dickler Kent Goldstein & Wood, LLP. Mr. Gauthier is a USA citizen. Mr. Gauthier obtained his Bachelor of Arts degree from Duke University with honors in Economics and Political Science in 1989. He received his Juris Doctorate from U.C.L.A. School of Law in 1994.

Richard T. Crunelle	39	Mr. Crunelle is Director of International Marketing in charge of contacting and coordinating Parent’s customer and agents around the globe, a position he has held since 2006. Mr. Crunelle joined the UNICOM Group of companies in 2000, as Manager of Client Services. Mr. Crunelle manages and organizes all correspondence with Parent’s international clients. Mr. Crunelle provides all levels of administrative support including assisting clients with upgrades, transfers, and conversions, and often acts as a liaison between the client and UNICOM System, Inc.’s technical support department. Mr. Crunelle also assists the UNICOM System, Inc.’s legal department in reviewing the contracts of the new and existing clients. Mr. Crunelle graduated from California State University, Northridge with a Bachelor of Science degree in Business Administration.

Based on the present principal employment and employment history of the Potential Designees listed above, which includes broad experience in development and marketing of enterprise software solutions, legal and financial matters, and acquisition integration, Parent believes each of the Potential Designees is qualified to serve on the Company’s Board of Directors.

Securities Ownership

Parent currently beneficially owns 213,538 Shares of the Company, representing 2.2% of the issued and outstanding Shares as of April 30, 2012. Mr. Corry Hong, as the majority shareholder of Parent, a member of its

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board of directors, and its Chief Executive Officer, may be deemed to beneficially own the 213,538 Shares owned by Parent for purposes of Rule 13d-3 of the Securities Act of 1934, as amended, in so far as he may be deemed to have the power to direct the voting or disposition of such Shares. Ms. Christine Hong, Mr. Hong’s spouse, disclaims beneficial ownership of the foregoing Shares which Mr. Hong may be deemed to beneficially own by virtue of Rule 13d-3, except to the extent of any pecuniary interest therein.

INFORMATION REGARDING CURRENT DIRECTORS

The table below sets forth the following information with respect to the current directors of the Company: the age of each such person; the position(s) currently held by each such person within the Company; the year each such person was first elected or appointed a director; the year each such person’s current term will expire; and the class of director of each such person. Mr. Lee Johnson, a Class 2 director, is retiring from the GTSI Board at the next annual meeting of stockholders.

Name	Age	Position(s) with the Company	Year First Elected or Appointed		Year Current Term Expires	Class
Steven Kelman, Ph.D.	63	Director	1997		2012	3
Barry L. Reisig	66	Director	2003		2012	3
John M. Toups	86	Director	1997		2012	3
Daniel R. Young	78	Director	2001		2013	1
Joseph “Keith” Kellogg, Jr.	63	Director	2004		2013	1
Lloyd Griffiths	70	Director	2008		2013	1
Linwood “Chip” Lacy, Jr.	66	Director	2009		2013	1
Thomas L. Hewitt	73	Director	2003	(1996*)	2014	2
Sterling E. Phillips, Jr.	65	Director, Chief Executive Officer and President	2011		2014	2

*Denotes	previous term (1996 to 1998).

Following are summaries of the background, business experience and descriptions of the principal occupations of the current directors of the Company, as well as the specific qualifications, attributes or skills that led to the conclusion that these individuals should serve as directors of the Company.

Dr. Kelman has been the Weatherhead Professor of Public Management at Harvard University’s John F. Kennedy School of Government since 1997. From 1993 to 1997, Dr. Kelman served as Administrator of the Office of Federal Procurement Policy at the Office of Management and Budget. From 1986 to 1993, he was Professor of Public Policy at Harvard University’s John F. Kennedy School of Government. As a result of these and other professional experiences, Dr. Kelman possesses particular knowledge and experience in government operations and policy matters, as well as federal regulatory insight that strengthen the GTSI Board’s collective qualifications, skills and experiences.

Mr. Reisig has been a business consultant since 2006. From 2002 until 2006, Mr. Reisig was Vice President of Finance of System Planning Corporation, a developer of high technology systems, and President and Chief Executive Officer of its subsidiary, SPC International. From 1980 to 2002, Mr. Reisig was a partner of Arthur Andersen LLP, involved principally in tax matters. Mr. Reisig served as a director of Healthaxis, Inc. from 2005 to 2008. As a result of these and other professional experiences, Mr. Reisig possesses particular knowledge and experience in business operations and accounting, finance, and capital structure that strengthen the GTSI Board’s collective qualifications, skills and experiences.

Mr. Toups has served as Chairman of the GTSI Board since May 2007. From 1978 until his retirement in 1987, Mr. Toups was President and Chief Executive Officer of PRC, Inc. Mr. Toups is also a director of NVR, Inc., a homebuilding and mortgage banking company, and Wildan Group, a civil engineering services company.

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Mr. Toups served as a director of Halifax Corporation from 1993 to 2010. Mr. Toups possesses particular knowledge and experience of board practices of other major corporations, and finance, and capital structure that strengthen the GTSI Board’s collective qualifications, skills and experiences.

Mr. Young had been a senior executive officer of Federal Data Corporation, a provider of information technology products and services to government agencies, from 1977 until 2000, including serving since 1995 as President and Chief Executive Officer and since 1998 as Vice Chairman of the GTSI Board of Directors of Federal Data Corporation. Mr. Young is a director of NCI Corp., an information technology, systems engineering and integration company. Mr. Young served as a director of Halifax Corporation from 2002 to 2010, and as a director for Analex Corp. from 2004 to 2007. As a result of these and other professional experiences, Mr. Young possesses particular knowledge and experience in strategic planning and leadership of information technology based organizations that strengthen the GTSI Board’s collective qualifications, skills and experiences.

Mr. Kellogg had previously served as a director of GTSI from October 29, 2003 until he resigned in December 2003 to provide temporary service to the federal government. During this temporary service, Mr. Kellogg served as Chief Operating Officer of the Coalition Provisional Authority in Baghdad, Iraq. Mr. Kellogg was a member of the U.S. Army from 1971 to 2003, when he retired as a Lieutenant General and a highly decorated war veteran. From September 2003 until January 2005, Mr. Kellogg served as Senior Vice President for Homeland Security Solutions for Oracle Corp. From January 2005 until July 2009, Mr. Kellogg was employed by CACI International Inc., as an Executive Vice President, Research and Technology Systems. Since June 2009, Mr. Kellogg has been employed by Cubic Defense Applications, Inc. as Senior Vice President of Ground Operations. As a result of these and other professional experiences, Mr. Kellogg possesses particular knowledge and experience in governmental organization, strategic planning and leadership that strengthen GTSI Board’s collective qualifications, skills and experiences.

Dr. Griffiths is the Dean of the Volgenau School of Engineering at George Mason University, Fairfax, Virginia since 1997. Prior to joining George Mason, Dr. Griffiths was Chair of the Electrical and Computer Engineering Department at the University of Colorado from 1994 to 1997; and Associate Dean for Research and Administration in the School of Engineering for nine years at the University of Southern California. Dr. Griffiths is a director of Information Systems Laboratories, Inc., a private engineering firm; and also serves as a member of the Advisory Board of Geographic Services, Inc., a provider of geospatial systems; a member of the Advisory Board of Vangard Voice Systems, a provider of voice technology for mobile enterprise; and a member of the Technical Advisory Board of The Centre Tecnològic de Telecomunicacions de Catalunya (CTTC) in Barcelona, Spain. Dr. Griffiths holds M.S. and Ph.D. degrees in Electrical Engineering from Stanford University. As a result of these and other professional experiences, Mr. Griffiths possesses particular knowledge and experience in technology, engineering, and design, innovation that strengthen the GTSI Board’s collective qualifications, skills and experiences.

Mr. Lacy has been, since 2008, an operating partner at Council Ventures, a private equity firm that makes investments in healthcare companies. Previously, he served as the President and Chief Executive Officer of Micro Warehouse Incorporated from October 1996 to October 1997. Mr. Lacy served as the Chief Executive Officer of Ingram Industries Inc., from June 1995 to April 1996, as President from December 1993 to June 1995 and still serves as a director. He served as the Co-Chairman and Chief Executive Officer of Ingram Micro, Inc., from 1985 to May 1996. He has held executive positions with Best Products and Zale Corporation’s Catalogue Showroom Division. He has been a director of NETGEAR Inc. since 2002 and its Lead Independent Director since 2006. He has been Chairman of Streamlite, Inc. (formerly MailExpress, Inc.) since September 2008. He has been a director of NuScriptsRx (formerly New Day Pharmacy Corporation) since May 2009. He served as director of EarthLink Network from 1996 to 2000 and as a director of EarthLink Inc. from 2000 to 2008 when EarthLink Network merged with MindSpring. He previously served as a director for Evault, Inc., Marketworks Inc., Ingram Micro, Inc., CashConductor.com, ModusLink Corporation, SemEquip, Inc., Confidex OY, pcOrder.com, Inc. and Modus Media, Inc. He was inducted into the CRN Computer Museum Industry Hall of Fame in 1997. Mr. Lacy received a B.S. degree in Chemical Engineering from the University of Virginia and an M.B.A. in Business from the Darden Graduate School of Business Administration at the University of Virginia.

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As a result of these and other professional experiences, Mr. Lacy possesses particular knowledge and experience in technology sales, operations and distribution that strengthen the GTSI Board’s collective qualifications, skills and experiences.

Mr. Hewitt has been, since 2000, the Chief Executive Officer of Global Governments, Inc., a strategic planning and marketing company. In 1984, Mr. Hewitt founded Federal Sources, Inc., a market research and consulting firm, where he served as Chief Executive Officer and Chairman of its board of directors until 1999. Mr. Hewitt served as a director of Halifax Corporation from 2002 to 2010, and as a director of Analex Corp. from 2004 to 2007. As a result of these and other professional experiences, Mr. Hewitt possesses particular knowledge and experience in organizational structure, major corporation operations, as well as the technology sector that strengthen the GTSI Board’s collective qualifications, skills and experiences.

Mr. Phillips has served as GTSI’s Chief Executive Officer (“Chief Executive Officer”) and President since December 2010. From 2001 to 2007, Mr. Phillips was Chairman and Chief Executive Officer of Analex Corp., a government contractor. From 2007 until 2010, Mr. Phillips was a venture partner at FirstMark Capital. Mr. Phillips served as a director of Analex Corp. from 2001 to 2007 and as a director of MTM Corp. from 2008 to 2010. As a result of these and other professional experiences, Mr. Phillips possesses particular knowledge and experience in government contracting, organizational structure and corporation operations that strengthen the GTSI Board’s collective qualifications, skills and experiences.

As mentioned above, Lee Johnson, age 84, is retiring from the GTSI Board as of the next annual stockholder’s meeting. Mr. Johnson, who has served as a director since 1996, has been president of Federal Airways, a former government contractor, since 1984. From 1986 to 1994, Mr. Johnson served as Chairman of the Board of Directors of Falcon Microsystems, Inc. a government microcomputer reseller that was acquired by GTSI in 1994. If Mr. Johnson was not retiring, his term as a Class 2 director would have otherwise expired at the annual stockholders meeting in 2014.

Other Information

SEC regulations require the Company to describe material legal proceedings, including bankruptcy and insolvency filings, involving nominees for election as directors for companies of which a nominee was an executive officer. The GTSI Board’s Nominating & Governance Committee is not aware of any nominee involved in any of the foregoing types of legal proceedings during the past 10 years.

BOARD LEADERSHIP STRUCTURE, RISK OVERSIGHT, EXECUTIVE SESSIONS

OF NONEMPLOYEE DIRECTORS, AND COMMUNICATIONS BETWEEN

STOCKHOLDERS AND THE GTSI BOARD

Board Leadership Structure; Independence

Currently, there are ten Board members. Rules promulgated by the SEC and the listing standards of NASDAQ require that a majority of our directors be independent directors. Our Board of Directors has adopted NASDAQ independence standards to provide a baseline for determining independence. Under these criteria, our Board of Directors has determined that, with the exception of Lee Johnson and Mr. Phillips, all of our directors are “independent” as defined by the applicable NASDAQ rule. We believe that the number of independent, experienced directors that make up our GTSI Board, along with the independent oversight of the Chairman of the GTSI Board, benefits GTSI and its stockholders. GTSI’s Chief Executive Officer and President, Mr. Phillips, who is a nominee for election as a director, is not and would not be an independent director under the NASDAQ rule.

The independent directors regularly have the opportunity to meet without Mr. Johnson and Mr. Phillips in attendance, and the GTSI Board had from 2004 to 2007 the position of lead independent director (“Lead Independent Director”). In 2007, Mr. Toups, the designated Lead Independent Director was elected as the

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Chairman of the GTSI Board, and as a result, the Lead Independent Director role has been incorporated into the Chairman role for his tenure. During 2011, there were four regular and five special GTSI Board meetings. During 2011 no director attended (in person or by telephone) less than 75% of the aggregate of (a) all GTSI Board meetings and (b) all meetings of GTSI Board committees of which he was a member. The Company does not have a specific policy regarding attendance of directors at the annual stockholder meeting. All directors, however, are encouraged to attend if available, and the Company tries to ensure that at least one independent director is present at the annual meeting and available to answer any stockholder questions. All 10 directors attended last year’s annual stockholders meeting.

Lead Independent Director

The Lead Independent Director role was created in 2004, to assist the Chairman of the GTSI Board and the other GTSI Board members in assuring effective corporate governance. The Lead Independent Director’s responsibilities also included assisting the Chairman in reviewing the functions of GTSI Board committees and recommending the creation or discontinuance of committees, considering questions of potential conflicts of interest, acting as a resource on corporate governance matters, and acting as the spokesperson for the Company if the Chairman is absent. Mr. Toups was appointed as Lead Independent Director in 2004, and served in this role until his election to Chairman of the GTSI Board in 2007. At that time, the role of Lead Independent Director was incorporated into the Chairman role for Mr. Toups’ tenure.

Chairman of the GTSI Board

In 2006, the GTSI Board separated the duties of the Chairman of the GTSI Board and the Company’s Chief Executive Officer. Mr. Toups, who is the current Chairman of the GTSI Board, has been Chairman since 2007.

GTSI recognizes that different board leadership structures may be appropriate for companies in different situations and believes that no one structure is suitable for all companies, and that the Company’s current GTSI Board leadership structure of separating the Chairman and the Chief Executive Officer is optimal for the Company because it demonstrates to GTSI’s employees, vendors, customers and other stakeholders that GTSI is under balanced leadership, with these separate functions handled by separate individuals, providing for appropriate prioritization and individual focus, while maintaining strong governance methods. The GTSI Board and the Chief Executive Officer believe that GTSI, like many U.S. companies, has been well-served by this leadership structure.

Risk Oversight

The GTSI Board is responsible for overseeing GTSI’s risk management process. The GTSI Board considers GTSI’s general risk management strategy, the most significant risks facing GTSI, and works to ensure that appropriate risk mitigation strategies are considered by management. The GTSI Board is also apprised by our senior management of particular risk management matters in connection with the GTSI Board’s general oversight and approval of corporate matters.

The GTSI Board has delegated to the Audit Committee oversight of GTSI’s risk management process. Among its duties, the Audit Committee reviews with management (a) GTSI policies with respect to certain risk areas that may be material to GTSI, (b) GTSI’s system of disclosure controls and system of internal controls over financial reporting, and (c) GTSI’s compliance with legal and regulatory requirements. Management primarily reports known or potential risk to the Audit Committee, however other GTSI Board committees also consider and address risks as they perform their respective committee responsibilities. All committees report to the full GTSI Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

GTSI’s management is responsible for day-to-day risk management. Our Treasury, Compliance and Internal Control areas serve as the primary monitoring and testing function for company-wide policies and procedures, and manage the day-to-day oversight of the risk management strategy for the ongoing business of GTSI. This

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oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing GTSI and that our board leadership structure supports this approach.

Executive Sessions of Nonemployee Directors

The GTSI Board holds executive sessions of its nonemployee directors generally at each regularly scheduled meeting. The Chairman of the GTSI Board serves as the chairperson for these executive sessions.

Communications between Stockholders and the GTSI Board

Interested parties, including stockholders, may communicate directly with the Chairman of the GTSI Board or specific individual directors by direct mail to the following address: GTSI Corp., 2553 Dulles View Drive, Suite 100, Herndon, Virginia 20171, attention: General Counsel. GTSI’s General Counsel will receive and review the communications and has been instructed by the GTSI Board to promptly forward all such communications to the director or directors indicated on the communications, unless the communication is clearly more appropriately addressed by other departments, such as customer service or accounts payable, in which case the communication will be forwarded by the General Counsel to the appropriate department.

When reporting a concern, interested parties are asked to supply sufficient information so that the matter may be addressed properly, and encouraged to identify themselves to assist GTSI in effectively addressing the concern. An interested party may choose to remain anonymous, and GTSI will use its reasonable efforts to protect the party’s identity to the extent appropriate or permitted by law.

COMMITTEES AND TRANSACTIONS WITH RELATED PARTIES

Committees

The GTSI Board has an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The current charters of each of these committees, as well as the duties of the Lead Independent Director, are available on the Company’s Internet website, www.GTSI.com (located on the “About Us” web page, under Investors/Corporate Governance). Also posted on such website is a description of the process for stockholders to send communications to the GTSI Board or to one or more particular GTSI Board members, as noted above. In addition, a special committee of the GTSI Board utilized to consider strategic opportunities met five times in 2011.

Audit Committee

The primary purpose of the Audit Committee is to oversee the Company’s accounting and financial reporting processes and the audits of its financial statements. The Audit Committee is directly responsible for, among other things, the appointment, compensation, retention and oversight of the Company’s independent auditor.

Since the annual stockholders meeting held in 2011 (the “2011 Annual Meeting”), the Audit Committee has been composed of Messrs. Reisig (Chairman), Hewitt, Kellogg and Kelman. All of the Audit Committee members during the past year are independent in accordance with applicable rules of the SEC and NASDAQ. Each current member is able to read and understand fundamental financial statements, including the Company’s balance sheet, statement of operations and statement of cash flow. The GTSI Board has determined that Mr. Reisig is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated by the SEC under the Exchange Act. During 2011, the Audit Committee met five times.

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Compensation Committee

The primary purpose of the Compensation Committee is to provide assistance to the GTSI Board in fulfilling its responsibility with respect to oversight of the establishment, administration and appropriate functioning of compensation and related matters for the Company’s employees. The Committee reviews the salaries and bonuses to be paid to the Chief Executive Officer and President and the Company’s other principal executive officers (Chief Financial Officer), and makes recommendations to the GTSI Board regarding such salaries and bonuses. The Compensation Committee reviews and approves the salaries and bonuses for the Company’s other officers and administers the Company’s stock option and stock incentive plans. Since the 2011 Annual Meeting, the Compensation Committee has been composed of Messrs. Young (Chairman), Griffiths, Lacy and Toups. Each of the committee members is independent in accordance with applicable NASDAQ rules. During 2011, the Compensation Committee formally met four times.

Nominating and Governance Committee

The primary purpose of the Nominating and Governance Committee (“Nominating Committee”) is to provide assistance to the GTSI Board in fulfilling its responsibility with respect to oversight of the appropriate and effective governance of the Company, as well as identify and recommend individuals to be presented to the stockholders for election or re-election as GTSI Board members. Since the 2011 Annual Meeting, the Nominating Committee has been composed of Messrs. Toups (Chairman), Reisig and Young, all of whom are independent in accordance with applicable NASDAQ rules. During 2011, the Nominating Committee formally met one time.

Transactions with Related Persons

We may occasionally participate in transactions with certain “related persons.” Related persons include our executive officers, directors, director nominees, the beneficial owners of more than 5% of our Common Stock, immediate family members of these persons, and entities in which one of these persons has a direct or indirect material interest. We have a written policy as part of our Audit Committee charter that provides for the review and, if applicable, approval at each regularly scheduled meeting of any related party transaction as required by NASDAQ. Under this policy, the Audit Committee is responsible for the review and approval of each related person transaction exceeding $120,000. The Audit Committee, or the Chairman, considers all relevant factors when determining whether to approve a related person transaction including whether the proposed transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties. Among other relevant factors, they consider (a) the size of the transaction and the amount of consideration payable to the related person(s); (b) the nature of the interest of the applicable director, director nominee, executive officer or 5% stockholder, in the transaction; and (c) whether we have developed an appropriate plan to monitor or otherwise manage the potential for a conflict of interest.

Based on all relevant facts and circumstances, taking into consideration our contractual obligations, the Audit Committee determines whether it is in GTSI’s and its stockholders’ best interest to continue, modify or terminate the related person transaction. In 2011, other than as discussed below under the caption “Certain Relationships and Related Transactions” the Audit Committee did not identify any related person transactions.

DIRECTOR NOMINATIONS AND QUALIFICATIONS

The Nominating Committee will consider nominees for director recommended by stockholders with respect to elections to be held at an annual stockholders meeting. In accordance with the Company’s bylaws, to nominate an individual for election as a director at an annual stockholders meeting, a stockholder must deliver written notice of such nomination to the Company’s Secretary not fewer than 90 days nor more than 180 days prior to the first anniversary of the preceding year’s annual stockholder’s meeting; provided, however, that if the date of

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the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, a stockholder’s notice must be delivered no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day after the day on which public announcement of the date of such meeting is first made. The notice of a stockholder’s intention to nominate a director must include:

•	information regarding the stockholder making the nomination, including name, address and number of GTSI shares that are beneficially owned by the stockholder;

•

a representation that the stockholder is entitled to vote at the meeting at which directors will be elected, and that the stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•

the name and address of the person or persons being nominated and such other information regarding each nominated person that would be required in a proxy statement filed pursuant to the SEC’s proxy soliciting rules if the person had been nominated for election as a director by the GTSI Board;

•	a description of any arrangements or understandings between the stockholder and such nominee and any other persons (including their names), pursuant to which the nomination is made; and

•	the consent of each such nominee to serve as a director if elected.

The Chairman of the GTSI Board, other directors and executive officers may also recommend director nominees to the Nominating Committee. The committee will evaluate nominees recommended by stockholders based on the same criteria that it uses to evaluate other nominees. These criteria include the candidate’s experience, skills and personal accomplishments, including: intelligence, integrity, strength of character, and commitment. Nominees should also have the sense of timing required to assess and challenge the way things are done and recommend alternative solutions to problems; the independence necessary to make an unbiased evaluation of management performance and effectively carry out responsibilities of oversight; an awareness of both the business and social environment in which today’s corporation operates; and a sense of urgency and spirit of cooperation that will enable them to interact with other GTSI Board members in directing GTSI’s future financial performance. Desired experience for director nominees include: at least 10 years of experience in a senior executive role with a major business organization, preferably, as either chief executive officer or chairman (equivalent relevant experience from other backgrounds such as academics or government may also be considered); a record of accomplishment and line operating (or equivalent) experience; first-hand experience with government contracting; a working knowledge of corporate governance issues and the changing role of boards of directors; and exposure to corporate programs designed to create stockholder value, while balancing the needs of all stakeholders. The foregoing is in addition to the other factors that are listed as an appendix to the Nominating Committee charter that is posted on the Company’s Internet website, www.GTSI.com (located on the “About Us” web page, under Investors/Corporate Governance), as noted above. The committee has not in the past retained any third party to assist it in identifying nominees.

Director nominees should not be employed by or otherwise affiliated with any organization that has competitive lines of business or that may otherwise present a conflict of interest. The GTSI Board’s composition, skills and needs change over time and will be considered in establishing the profile of desirable nominees for any GTSI Board vacancies. While the Nominating Committee does not have a formal policy with respect to diversity, the committee has determined that it is desirable for the GTSI Board to have a variety of differences in viewpoints, professional experiences, educational background, skills, race, gender, age and national origin, and considers issues of diversity and background in its selection process.

The Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director. The committee periodically assesses the appropriate size of the GTSI Board, and whether any GTSI Board vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Nominating Committee will consider various potential candidates for director. These candidates are evaluated at regular or special meetings of the Nominating Committee, and may be considered at any point during the year. As described above, the Nominating Committee will consider properly submitted stockholder nominations for

Annex I-11

candidates for the GTSI Board. Following verification of the stockholder status of persons proposing candidates, recommendations will be aggregated and considered by the Nominating Committee at a meeting. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials will be forwarded to the Nominating Committee. Such committee also will review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. In evaluating such nominations, the Nominating Committee seeks to achieve a balance of knowledge, experience, and capability on the GTSI Board.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all of its directors, officers (including principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees. The Code of Ethics was substantially updated in 2009, and notice thereof was made in a Current Report on Form 8-K filed by GTSI with the SEC. The most recent version of the Code of Ethics is posted on the Company’s Internet website, www.GTSI.com (located on the Investor Relations web page). The Company intends to satisfy the disclosure requirements under Item 5.05 of SEC Form 8-K regarding any material amendment to (i.e., other than one of a technical, administrative or non-substantive nature) or waiver of the Code of Ethics with respect to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions, by posting such information on the Company’s Internet website.

COMPENSATION OF DIRECTORS

Each non-employee director of the Company (other than Mr. Lacy, who, pursuant to his request, is not compensated) is compensated by the payment of an annual retainer of $25,000 (without proration thereof in the event of a partial quarter of service). During 2011, the Chairman of the GTSI Board received an annual fee of $40,000. In addition, each GTSI Board member receives $1,500 for each GTSI Board meeting attended in person and $750 for each GTSI Board meeting attended via telephone. The Chairs of the Compensation and Audit Committees receive a $3,500 annual retainer, and each member of the Compensation and Audit Committees receives $1,500 per meeting attended in person or via telephone. Also in 2011, the members of the three GTSI Board committees, other than Mr. Lacy, received $1,500 per meeting attended in person or via telephone.

Each non-employee director also receives compensation in the form of a long-term incentive award, which may be restricted stock or stock options. In 2011, the non-employee directors received awards of restricted stock. Under GTSI’s Amended and Restated 2007 Stock Incentive Plan (the “Stock Incentive Plan”), each eligible non-employee director may be granted such restricted stock, restricted stock units, or other forms of long-term compensation available under the Plan, as the GTSI Board shall determine based on Compensation Committee recommendations using information provided by an independent executive compensation consultant. Grants of restricted stock or restricted stock units are based on the closing price of Common Stock on NASDAQ on the date of grant. Non-employee directors of the Company are not eligible to participate in the Company’s other stock option plans or the Company’s Employee Stock Purchase Plan.

Except as discussed above, directors of the Company do not receive any other compensation for their service on the GTSI Board or any committee thereof, but are reimbursed for their reasonable expenses incurred in association with the performance of their duties. In addition, Mr. Johnson received compensation for his services as a consultant to the Company (see section entitled “Certain Relationships and Related Transactions” below for information regarding this compensation).

Annex I-12

Information regarding the compensation of the directors for 2011 is set forth in the following table.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	All Other Compensation ($)		Total ($)
(a)	(b)	(c)	(d)	(e)		(f)
Lloyd Griffiths (2)	43,750	15,203	0	0		58,953
Thomas L. Hewitt	42,250	15,203	0	0		57,453
Lee Johnson	34,000	15,203	0	40,750	(3)	89,953
Joseph “Keith” Kellogg, Jr. (2)	42,250	15,203	0	0		57,453
Steven Kelman, Ph.D. (2)	45,250	15,203	0	0		60,453
Linwood “Chip” Lacy, Jr. (4)	0	0	0	0		0
Sterling E. Phillips, Jr. (5)	0	0	0	0		0
Barry L. Reisig (6)	47,250	15,203	0	0		62,453
John M. Toups (7)	97,250	15,203	0	0		112,453
Daniel R. Young (8)	59,250	15,203	0	0		74,453

(1)	Amount reflects the grant date fair value of the award computed in accordance with FASB ASC Topic 718. Each director with an amount in this column received a restricted stock award of 3,333 shares of restricted stock.
(2)	The amount includes a total of $3,000 paid to the named director for participating in two meetings of a special committee appointed by the GTSI Board.
(3)	Mr. Johnson’s compensation is shown in the section entitled “Certain Relationships and Related Transactions.”
(4)	Per his request, Mr. Lacy does not receive any compensation or awards of options or stock as a director.
(5)	Mr. Phillips’ compensation as Chief Executive Officer and President is shown in the Summary Compensation Table.
(6)	The amount includes a total of $1,500 paid to the named director for participating in one meeting of a special committee appointed by the GTSI Board.
(7)	The amount includes a total of $16,500 paid to the named director for participating in 11 meetings of special committees appointed by the GTSI Board.
(8)	The amount includes a total of $15,000 paid to the named director for participating in 10 meetings of special committees appointed by the GTSI Board.

As of December 31, 2011, each director had the following amounts of options and restricted stock:

DIRECTORS’ OUTSTANDING EQUITY

AWARDS AT FISCAL YEAR-END

Name	Option Shares (#)	Restricted Stock Shares (#)
Lloyd Griffiths	0	3,333
Thomas L. Hewitt	20,000	3,333
Lee Johnson	46,000	3,333
Joseph “Keith” Kellogg, Jr.	10,000	3,333
Steven Kelman, Ph.D.	30,000	3,333
Linwood “Chip” Lacy, Jr. (1)	0	0
Sterling E. Phillips, Jr. (2)	0	0
Barry L. Reisig	20,000	3,333
John M. Toups	32,000	3,333
Daniel R. Young	30,000	3,333

(1)	Per his request, Mr. Lacy does not receive any equity awards or other compensation as a director.
(2)	Mr. Phillips’ equity awards as Chief Executive Officer and President are shown in the Outstanding Equity Awards at Fiscal Year-End Table.

Annex I-13

EXECUTIVE COMPENSATION AND RELATED INFORMATION

SUMMARY COMPENSATION TABLE

The following table sets forth certain information for the year ended December 31, 2011 concerning compensation paid or accrued by the Company to or on behalf of: (a) all individuals serving as the Chief Executive Officer during the year ended December 31, 2011, (b) the two executive officers, other than the Chief Executive Officer, who were serving as an executive officer as of December 31, 2011 and whose compensation exceeded $100,000 and (c) the one additional individual who would have been referenced in clause (b) above but for the fact that she was not serving as an executive officer as of December 31, 2011 (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (4)	Option Awards ($) (4)		Non-Equity Incentive Plan Compensation ($) (2)(3)		Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (5)		Total ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)		(h)	(i)		(j)
Sterling E. Phillips, Jr. Chief Executive Officer and President	2011	400,000	0	0	194,620		225,000		0	8,525	(6)	828,145
	2010	25,000	0	0	194,130		0		0	0		219,130

Peter Whitfield Senior Vice President and Chief Financial Officer	2011	285,000	0	0	0		0		0	6,125		291,125
	2010	284,271	0	0	0		155,000		0	6,325	(7)	445,596
	2009	250,000	0	0	81,216	(8)	159,456	(9)	0	8,225	(10)	498,897

Joseph Uglialoro Vice President and General Counsel	2011	224,912	0	0	0		0		0	22,908	(11)	247,820

Bridget Atkinson Vice President (12)	2011	230,000	0	0	0		0		0	44,459	(13)	274,459
	2010	239,792	0	0	0		50,000		0	7,506	(10)	297,298
	2009	229,792	0	0	40,608	(14)	143,750		0	7,525	(10)	421,675

(1)	Includes amounts, if any, deferred by the Named Executive Officer pursuant to the Company’s 401(k) plan.
(2)	Bonuses and Incentives under any Executive Bonus Plan are based on corporate and individual performance.
(3)	For Year 2009, includes incentive earned in 2009, but paid in 2010; for Year 2010, includes incentive earned in 2010, but paid in 2011 and for Year 2011, includes incentive earned in 2011, but paid in 2012.
(4)	Amount reflects the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions used in the calculations of these amounts see Note 12 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2011, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
(5)	All other Compensation includes Company contribution under the Company’s 401(k) plan, if any, which in each is less than $10,000 per person.
(6)	Amount includes perquisite of physical exam.
(7)	Amount includes perquisite of supplemental disability insurance.
(8)	The grant date fair value of the performance-based stock option award based on the “probable” outcome is $0 and based on the “maximum” outcome is $107,136.
(9)	Amount includes a special bonus payment for achieving a particular assignment.
(10)	Amount includes perquisites of physical exam, and supplemental disability insurance.
(11)	Amount includes perquisite of physical exam and retention bonus.
(12)	Ms. Atkinson was terminated as an officer and employee of the Company as part of a realignment of GTSI’s business model, effective December 8, 2011.
(13)	Amount includes perquisites of physical exam, supplemental disability insurance, out-placement assistance, PTO payout and severance.
(14)	The grant date fair value of the performance-based stock option award based on the “probable” outcome is $0 and based on the “maximum” outcome is $53,568.

Annex I-14

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

OPTION AWARDS									STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
(a)	(b)	(c)		(d)	(e)	(f)	(g)		(h)	(i)	(j)
Sterling E. Phillips, Jr.	33,334	66,666	(1)	0	4.77	11/23/2017				0	0
	0	100,000	(2)	0	4.73	2/22/2018				0	0
Peter Whitfield	15,000	0		0	11.00	3/22/2014				0	0
	14,531	3,633	(3)	0	9.60	2/2/2014				0	0
							1,378	(4)	5,732	0	0
	18,750	6,250	(5)	0	5.55	10/29/2015				0	0
	9,339	6,230	(6)	0	9.60	10/29/2015				0	0
							2,162	(7)	8,994	0	0
	20,000	10,000	(8)	0	6.40	8/5/2016				0	0
Joseph Uglialoro	2,500	7,500	(9)	0	4.52	11/3/2017				0	0
Bridget Atkinson	47,500	0		0	6.75	4/28/2013				0	0
	35,704	0	(10)	0	9.60	2/2/2014				0	0
	10,000	0	(11)	0	6.40	8/5/2016				0	0

(1)	Shares vest as follows: 33,333 on 11/23/2012 and 33,333 on 11/23/2013.
(2)	Shares vest as follows: 33,334 on 2/22/2012, 33,333 on 2/22/2013 and 33,333 on 2/22/2014.
(3)	SSARs vest as follows: 3,633 on 2/2/2012.
(4)	Shares vest as follows: 1,378 on 2/2/2012.
(5)	Shares vest as follows: 6,250 on 10/29/2012.
(6)	SSARs vest as follows: 3,115 on 10/29/2012 and 3,115 on 10/29/2013.
(7)	Shares vest as follows: 1,081 on 10/29/2012 and 1,081 on 10/29/2013.
(8)	Shares vest as follows: 10,000 on 8/5/2012.
(9)	Shares vest as follows: 2,500 on 11/3/2012, 2,500 on 11/3/2013 and 2,500 on 11/3/2014.
(10)	Unvested SSARS of 8,927 were terminated on 12/8/2011.
(11)	Unvested shares of 5,000 were terminated on 12/8/2011.

Annex I-15

COMPENSATION COMPONENTS

To attract and retain key executives, GTSI follows a pay model of providing total compensation to its Named Executive Officers and other key officers consisting of base salaries, short-term variable cash incentive awards and long-term, equity-based incentive awards.

Base Salary

Salary levels are typically considered annually as part of the Company’s performance review process as well as upon a promotion or other significant change in job responsibility. Merit based increases to salaries of executive officers are based on the Compensation Committee’s assessment of the individual’s performance and contributions in a given year. Reviews for all executives are usually made in February of each year for the previous year. Any adjustments are made effective as of the start of the then current year thereby giving the Named Executive Officer a potential adjustment opportunity each 12 months. Individual base salaries also reflect differences in individual performance, scope of responsibilities, internal equity and experience level.

Short-Term Variable Cash Incentive Awards

The Compensation Committee believes that the primary portion of the annual cash compensation of each Named Executive Officer should be in the form of short-term variable cash incentive pay. By tying a significant portion of the executive’s compensation to short-term variable cash awards, GTSI seeks to align the executive’s interests with both short-term and long-term objectives, as well as individual and Company goals that align with stockholder interests. Annual cash incentives are awarded based on achievement of critical short-term operating, financial and strategic goals that are expected to contribute to stockholder value creation over time.

No annual short-term incentive awards for the Named Executive Officers for fiscal 2011 were given under GTSI’s Executive Incentive Plan (“EIP”) because GTSI did not achieve the financial performance goals (earnings before tax – EBT) established for 2011 under the EIP. EBT is used as a performance measure because GTSI believes that it represents the best measurement of its operating earnings. The annual short-term incentive is intended to be paid or not paid primarily based on actions and decisions taken for that fiscal year which directly affect earnings. Taxes are excluded because tax payments are not related to annual decisions on business operations. The Compensation Committee established the financial performance goals so that they are consistent with the goals in GTSI’s fiscal 2011 business plan established by the GTSI Board.

The actual formula applied to each eligible executive officer is based on the executive’s overall market compensation analysis and is tied to overall Company performance, a result that is not within the individual executive’s control. Individual bonuses are calculated as a percentage of base salary and generally range from 20% to 65% in the case of executive officers, other than the Chief Executive Officer. In 2011 Mr. Phillips was entitled under his 2010 employment agreement to a short-term incentive opportunity of $450,000 at 100% payout and a guaranty of $225,000 at 50%, in accordance with the Company’s then senior bonus plan. The maximum payout on the incentive plan, on an annual basis, is 200% following the guidelines outlined below.

The Short-Term Incentive Plan is an annual program established to reward executives for attaining significant “stretch” profitability goals for the calendar year. Bonus payments are payable in the ratio of the percentage of the goal achieved upon attainment of GTSI Operations EBT (adjusted, if necessary, for GTSI Board-approved one-time charges). The program is measured annually for all eligible participants. The Short-Term Incentive Plan has a minimum threshold (break-even performance as measured by GTSI Operations EBT) that needs to be satisfied for a payout to be awarded and has a maximum payout of 200% of the executive’s eligible incentive. No bonus is awarded for any performance below the minimum threshold amount. The GTSI Board establishes the GTSI operations EBT goals at the beginning of each year. In 2011, no EBT bonuses were earned by executive officers, including Named Executive Officers, based on the application of the Short-Term Incentive Plan’s formula.

Annex I-16

Long-Term, Equity-Based Incentive Awards

GTSI has shifted to restricted stock and stock settled appreciation rights (“SSARs”) as the primary equity component of executive officer compensation through GTSI’s long-term incentive plan (“LTIP”). These are GTSI’s primary vehicles for offering long-term incentives to the Named Executive Officers and other executive officers. GTSI believes these components provide its executives with incentives to achieve long-term corporate performance, help to create a culture of ownership, and align the executive’s interests with those of our stockholders.

GTSI believes that its Long-Term, Equity-Based Incentive Awards (a) enhances the link between the creation of stockholder value and long-term executive incentive compensation; (b) maintains and improves long-term retention of key personnel; (c) provides a competitive total compensation program for GTSI’s key personnel; and (d) provides an opportunity for increased equity ownership by executives.

The Compensation Committee relies on the benchmarking analysis discussed above in this summary in connection with equity awards. The Compensation Committee uses total direct compensation – salary plus cash incentives plus long-term stock incentives assuming the Company achieves targeted metrics – as the foundation for determining the size of equity awards.

Long-Term Incentive Plan

The LTIP is designed to encourage behavior that creates superior financial performance and to strengthen the commonality of interests between LTIP participants and the Company’s owners in creating superior stockholder value. The LTIP is designed and intended to comply, to the extent applicable, with Internal Revenue Code Section 162(m).

The awards, in the form of cash incentive compensation, may be granted to officers of the Company and its subsidiaries in the Compensation Committee’s sole discretion, taking into account such factors as the committee deems relevant in connection with accomplishing the purposes of the LTIP.

No awards were made under the LTIP for 2011.

Stock Option and Stock Incentive Programs

Stock Option Program

In addition to the LTIP, options to purchase GTSI’s Common Stock have been a component of the Company’s executive long-term, equity based compensation programs. The Compensation Committee views the grant of stock options as an incentive that serves to align the interests of executives with the Company’s goal of enhancing stockholder value.

The Compensation Committee reviews and acts upon recommendations by the Chief Executive Officer with regard to the grant of stock options to executives (other than to himself). Stock option award levels are determined based on market data, vary among participants based on their positions, performance and contribution, and responsibilities within the Company and previous stock option grants (if any) and are granted at the Compensation Committee’s regularly scheduled April meeting. On occasion, options are awarded at other times during the year for exceptional performance. Newly hired or promoted executives receive their award of stock options on day the award is approved by the Compensation Committee after their first day of regular employment. The Compensation Committee does not “time” grants.

Options are awarded at the NASDAQ exchange’s closing price of GTSI’s common stock on the date of the grant and reflect fair market value. Options will only have value to an executive officer if the stock price increases over

Annex I-17

the exercise price. The Compensation Committee has never granted options with an exercise price that is less than the closing price of the stock on the grant date nor has it granted options that are priced on a date other than the grant date. The majority of the options granted by the Compensation Committee vest at a rate of 25% per year on each of the first four anniversaries of the date of grant, provided that the option holder is a GTSI employee on the vesting date. The option term is typically seven years. Vesting ceases upon termination of employment and vested options can be exercised within three months of termination. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the stock subject to such option, including voting rights or dividends.

Stock Incentive Program

Under the Company’s 2007 Incentive Stock Plan, the Company may, upon approval by the Compensation Committee (except for awards made to the Chief Executive Officer that requires the GTSI Board’s approval), make stock awards in the form of restricted stock, restricted stock units or performance awards to select participants, including the Named Executive Officers, whose annual non-equity incentive compensation represents a portion of their total annual compensation. Under the stock incentive program, a participating executive may be awarded a number of shares based on the executive’s performance or as part of the annual review of the executive’s compensation portfolio.

If a change of control occurs, an executive’s outstanding unvested options will immediately vest. In addition, the Company’s change of control agreements with executives require a “double trigger” under which the affected executive receives a financial benefit only upon the occurrence of a change in control and termination of the executive’s employment by the Company without cause or by the executive for good reason. The double trigger applies to all of the Company’s current change of control agreements.

During 2011, the Company did not grant any stock incentive awards to any Named Executive Officers or any other executive officers.

Insurance, Retirement and other Employee Benefits

Our Named Executive Officers generally do not receive any special benefits. GTSI offers broad based benefits to all its employees, including executives, on substantially the same basis. The Company does not offer a retirement program. However the Company does provide certain Named Executive Officers with perquisites and other personal benefits that the GTSI Board and the Compensation Committee believe are reasonable and consistent with the Company’s overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Compensation Committee periodically reviews and benchmarks the levels of perquisites and other personal benefits provided to the Named Executive Officers via its external executive consultant.

The Named Executive Officers are provided annual executive physicals (by a certified third party), supplemental disability insurance and long-term care insurance.

The Company has severance agreements with its executive officers, including the Named Executive Officers. In addition, the Company has agreed to pay certain amounts to these executives if their employment is terminated by the Company without cause or by the executive for “good reason” following a change of control of GTSI. For a discussion of employment agreements with Named Executive Officers and other executive officers, see the disclosure on page 22 titled: “Employment Agreements”.

Severance and Change of Control Provisions for Named Executive Officers

See disclosure on page 24 titled: “Severance Agreements and Change of Control Agreements.”

Annex I-18

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding GTSI’s equity compensation plans as of December 31, 2011.

Plan Category	Number of Shares to be Issued upon Exercise / Lapse of Outstanding Options / Restricted Stock Awards (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by stockholders	925,226	$7.39	1,608,423
Equity compensation plans not approved by stockholders	0	0	0

Total	925,226	$7.39	4,608,423

COMMON STOCK OWNERSHIP OF

PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Common Stock as of May 7, 2012 (except as noted otherwise) by: (a) each person who is known by the Company to own beneficially more than 5% of the outstanding Common Stock; (b) each of the Company’s directors who owns Common Stock; (c) each of the Named Executive Officers; and (d) all current directors and executive officers of the Company as a group.

A person generally “beneficially owns” shares if he or she, directly or indirectly, has or shares either the right to vote those shares or dispose of them. Except as indicated in the footnotes to this table, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

Such information (other than with respect to our directors and named executive officers) is based on a review of statements filed with the SEC pursuant to Sections 13(d), 13(f) and 13(g) of the Exchange Act, with respect to our Common Stock.

Annex I-19

For each individual and group included in the table below, percentage ownership is calculated by dividing (a) the number of shares beneficially owned by such person or group by (b) the sum of the shares of Common Stock outstanding on May 7, 2012, plus the number of shares of Common Stock that such person or group had the right to acquire on or within 60 days after May 7, 2012. The address for each individual listed below is: c/o GTSI Corp., 2553 Dulles View Drive, Suite, Herndon, Virginia 20171.

Name of Beneficial Owner (1)	Shares Beneficially Owned	Percent of Class
Linwood A. “Chip” Lacy, Jr. (2) c/o Solomon, Ward, Seidenwurm & Smith 401 B Street Suite 1200 San Diego, CA 92101	1,419,600	14.6%
T. Rowe Price 100 Light Street Baltimore, MD 21202	958,900	9.9%
Nantahala Capital Management, LLC 100 First Stamford Place, 2nd Floor Stamford, CT 06902	888,846	9.2%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	803,579	8.3%
M. Dendy Young c/o Charles Schwab & Co. 7401 Wisconsin Avenue, Suite 100 ATTN: Thomas Farley Bethesda, MD 20814	773,284	8.0%
Lee Johnson (3)	186,831	1.9%
John M. Toups (4)	110,331	1.1%
Peter Whitfield (5)	94,568	1.0%
Steven Kelman, Ph.D. (6)	90,846	*
Sterling E. Phillips, Jr. (7)	88,668	*
Daniel R. Young (8)	73,331	*
Thomas L. Hewitt (9)	52,331	*
Barry L. Reisig (10)	46,331	*
Joseph “Keith” Kellogg, Jr. (11)	33,331	*
Lloyd Griffiths (12)	13,332	*
Bridget Atkinson (13)	6,737	*
Joseph Uglialoro (14)	2,822	*
Jeremy Wensinger (15)	0	*
All Directors and Executive Officers as a group (14 persons) (16)	2,219,059	22.1%

*	Less than one percent.
(1)	Such persons have sole voting and investment power with respect to all Common Stock shown as being beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.
(2)	Excludes 252,514 shares owned by the Linwood A. Lacy, Jr. 2004 Charitable Lead Annuity Trust; Mr. Lacy is the trustee of the trust.
(3)	Includes 46,000 shares for which options are exercisable or become exercisable within 60 days after March 25, 2012 and 3,333 restricted shares.
(4)	Includes 32,000 shares for which options are exercisable or become exercisable within 60 days after March 25, 2012 and 3,333 restricted shares.
(5)	Includes 81,253 shares for which options/SSARs are exercisable or become exercisable within 60 days after March 25, 2012.

Annex I-20

(6)	Includes 30,000 shares for which options are exercisable or become exercisable within 60 days after March 25, 2012 and 3,333 restricted shares.
(7)	Includes 68,668 shares for which options/SSARs are exercisable or become exercisable within 60 days after March 25, 2012.
(8)	Includes 30,000 shares for which options are exercisable or become exercisable within 60 days after March 25, 2012 and 3,333 restricted shares.
(9)	Includes 20,000 shares for which options are exercisable or become exercisable within 60 days after March 25, 2012, and 3,333 restricted shares.
(10)	Includes 20,000 shares for which options are exercisable or become exercisable within 60 days after March 25, 2012 and 3,333 restricted shares.
(11)	Includes 10,000 shares for which options are exercisable or become exercisable within 60 days after March 25, 2012 and 3,333 restricted shares.
(12)	Includes 3,333 restricted shares.
(13)	No shares of options/SSARs are exercisable or become exercisable within 60 days after March 25, 2012.
(14)	Includes 2,500 shares for which options/SSARs are exercisable or become exercisable within 60 days after March 25, 2012.
(15)	No shares of options/SSARs are exercisable or become exercisable within 60 days after March 25, 2012.
(16)	Includes 338,421 shares, comprising of shares for which options/SSARs are exercisable or become exercisable within 60 days after March 25, 2012 and restricted shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who own more than 10% of the Common Stock, to file with the SEC reports concerning their beneficial ownership of the Company’s equity securities. Directors, officers and greater than 10% beneficial owners are required by SEC regulations to furnish the Company with copies of all such SEC reports they file. Pursuant to Item 405 of Regulation S-K, the Company is required in this Proxy Statement to provide disclosure of “insiders” who do not timely file such reports. Based solely on a review of Forms 3 and 4, including amendments thereto, furnished to the Company during 2011, we believe that all of our directors, officers and stockholders subject to the reporting requirements of Section 16(a) of the Exchange Act filed their reports with the SEC on a timely basis during 2011.

EXECUTIVE OFFICERS

The Company’s current executive officers, and certain information about each of them, are as follows:

Name	Age	Title
Sterling Phillips	65	Chief Executive Officer, President and a Director
Jeremy Wensinger	48	Chief Operating Officer
Peter Whitfield	53	Senior Vice President and Chief Financial Officer
Joseph Uglialoro	41	Vice President, General Counsel and Secretary

Officers are appointed by and serve at the GTSI Board’s discretion, except that officers at the Vice President level are appointed by and serve at the Chief Executive Officer’s discretion.

Mr. Phillips joined the Company in December 2010 as Chief Executive Officer and President. In January 2011 the GTSI Board appointed Mr. Phillips as a director of GTSI. From January 2001 to April 2007, he served as Chairman and Chief Executive Officer for Analex Corp., a government contractor. And from May 2007 to November 2010, he served as a venture partner for FirstMark Capital, a venture capital company. Mr. Phillips served as a director of Analex Corp. from January 2001 to April 2007 and as a director of MTM Corp. from 2008 to 2010.

Annex I-21

Mr. Wensinger joined the Company in October 2011 as Chief Operating Officer. From June 1989 to August 2008, he served in various management positions within Harris Corporation, most recently as its Group President of Government Communications Systems. From September 2008 to April 2011, he served as President of Cobham Defense Electronic Systems Division, a manufacturer of high technology products.

Mr. Whitfield joined the Company in March 2007 as Division Vice President, Internal Audit and Process. He was promoted to Vice President, Financial Planning, Analysis and Internal Audit in June 2008. In September 2008, he was appointed Vice President and Interim Chief Financial Officer and in October 2008, he was promoted to Senior Vice President and Chief Financial Officer. From October 27, 2010 until December 1, 2010, Mr. Whitfield also served as GTSI’s Acting Co-Chief Executive Officer. From October 2003 to June 2004, he served as a consultant for Worldcom, Inc. From June to September 2004, he served as Sr. Director of Procurement for Inphonic, Inc., then from September 2004 until May 2005, he served as Vice President of Fulfillment and from May 2005 until July 2006, he served as Sr. Vice President of Operations. From August 2006 until March 2007, he served as a financial consultant for GTSI.

Mr. Uglialoro joined the Company in July 2004 as Senior Corporate Counsel. He was appointed Deputy General Counsel in April 2008 and Secretary of GTSI in October 2010. Mr. Uglialoro was appointed Acting General Counsel and Secretary in November 2010 and Vice President, General Counsel and Secretary in February 2011. From 2002 to 2004, he served as Corporate Counsel for France Telecom North America.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee during the 2011 fiscal year were: Daniel Young (Chairperson), Lloyd Griffiths, John Toups and Linwood “Chip” Lacy, Jr. No member of this committee was at any time during the 2011 fiscal year or at any other time an officer or employee of the Company and no member of this committee had any relationship with GTSI requiring disclosure under Item 404 of Regulation S-K. No executive officer of GTSI has served on the board of directors or compensation committee of any other entity that has or has had one of more executive officers who served as a member of the GTSI Board or its Compensation Committee during 2011.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT

AND CHANGE OF CONTROL ARRANGEMENTS

The following is a description of GTSI’s employment agreements, severance agreements and change-of-control arrangements with each current executive officer.

Employment Agreements

On January 24, 2011, the Company entered into an employment agreement, effective as of December 1, 2010, with Sterling Phillips, pursuant to which Mr. Phillips is employed by GTSI as Chief Executive Officer and President. The agreement provides that Mr. Phillips will receive (a) a base salary of $400,000 per annum, with a targeted incentive of up to $450,000 in the form of cash and restricted stock subject to 100% attainment for specific performance goals established by the GTSI Board. For 2011, the Company guaranteed 50% of Mr. Phillips’ incentive opportunity (at 100% attainment), an amount equal to $225,000. Annual base salary and targeted incentives will be reviewed annually by the GTSI Board. In addition, Mr. Phillips was granted an option to purchase up to 200,000 shares under the Company’s Stock Incentive Plan, with a grant date of November 23, 2010, vesting in one-third equal increments on each of the first three anniversaries of the grant date, subject to Mr. Phillips’ continued employment as of each vesting date. The option has an exercise period of up to seven years and an exercise price of $4.77 per share, which was based on the $4.77 per share closing price of GTSI’s common stock on November 23, 2010. Because the above-referenced option grant was inadvertently in excess of

Annex I-22

the Stock Incentive Plan’s limit on grants in excess of 100,000 option shares to any one employee during a single fiscal year, only 100,000 stock options were effectively granted. On February 22, 2011, the Company, as authorized by the GTSI Board and the Compensation Committee, granted Mr. Phillips an option to purchase up to 100,000 shares under the Stock Incentive Plan, vesting in one-third equal increments on each of the first three anniversaries of the grant date, subject to Mr. Phillips’ continued employment as of each vesting date. The option has an exercise period of up to seven years and an exercise price of $4.73 per share, which was based on the $4.73 per share closing price of GTSI’s common stock on the grant date.

Mr. Phillips’ employment agreement also provides that, subject to applicable laws, the GTSI Board will nominate Mr. Phillips for election as a GTSI Board member by the stockholders while he is employed under the agreement. Mr. Phillips was so nominated and elected to the GTSI Board by the stockholders at the 2011 Annual Meeting.

If a change of control of GTSI, as defined in the agreement, occurs and Mr. Phillips’ employment is terminated by the Company without cause or by Mr. Phillips for good reason, as defined in the agreement, Mr. Phillips will be entitled to, among other benefits normally provided to other GTSI executives, severance equal to 12 months of his annual base salary at the time of termination, accelerated vesting of stock awards (whether restricted stock, stock options or other awards), as well as other benefits that will have accrued as of the termination date. The severance amounts would be paid during the 12 months following the termination date in accordance with the Company’s standard payroll schedule.

On October 18, 2011, the Company entered into an employment agreement, effective as of October 7, 2011, with Jeremy Wensinger, pursuant to which Mr. Wensinger is employed by GTSI as Chief Operating Officer. The agreement provides that Mr. Wensinger will receive (a) a base salary of $400,000 per annum, with a targeted incentive of up to $250,000 in the form of cash and restricted stock (which was prorated for 2011) subject to 100% attainment for specific performance goals established by the GTSI Board. For 2012, the Company has guaranteed 50% of Mr. Wensinger’s incentive opportunity (at 100% attainment), an amount equal to $125,000. Annual base salary and targeted incentives will be reviewed annually by the GTSI Board. In addition, Mr. Wensinger was granted an option to purchase up to 200,000 shares under the Company’s Stock Incentive Plan, in two separate lots of 100,000 stock options, with the grant date of the first lot on September 30, 2011 and the grant date of the second lot on the first business day of 2012, each vesting in one-third equal increments on each of the first three anniversaries of the grant date, subject to Mr. Wensinger’s continued employment as of each vesting date. The options have an exercise period of up to seven years. The first lot has an exercise price of $4.59 per share, which was based on the $4.59 per share closing price of GTSI’s common stock on September 30, 2011. The second lot has an exercise price of $4.15 per share, which was based on the $4.15 per share closing price of GTSI’s common stock on January 3, 2012.

If the Company terminates Mr. Wensinger’s employment without cause, as defined in his agreement, he will be entitled to, among other benefits normally provided to other GTSI executives, severance equal to 12 months of his annual base salary at the time of termination payable during the first 12 months after the termination date in accordance with the Company’s standard payroll schedule.

If a change of control of GTSI, as defined in the agreement, occurs and Mr. Wensinger’s employment is terminated by the Company without cause or by Mr. Wensinger for good reason, as defined in the agreement, Mr. Wensinger will be entitled to, among other benefits normally provided to other GTSI executives, severance equal to 12 months of his annual base salary at the time of termination, accelerated vesting of stock awards (whether restricted stock, stock options or other awards), as well as other benefits that will have accrued as of the termination date. The severance amounts would be paid during the 12 months following the termination date in accordance with Company’s standard payroll schedule.

The Company and Peter Whitfield entered into an employment agreement pursuant to which Mr. Whitfield is employed as GTSI’s Chief Financial Officer effective October 29, 2008. Pursuant to the agreement, the

Annex I-23

Company currently pays Mr. Whitfield a salary at the annual rate of $285,000 and Mr. Whitfield has a targeted annual incentive of up to $171,000 at 100% achievement, or $342,000 at 200% achievement, subject to the Company’s then existing incentive plan attainment level.

The Company also agreed to provide Mr. Whitfield with a severance payment equal to six months of his then base salary for a termination without cause, as defined in his agreement, and in the case of termination without cause after a change of control as defined in the agreement, a severance payment equal to 15 months of his total targeted compensation. In addition, the Company provides Mr. Whitfield with the employee benefits accorded other senior executive officers of the Company.

In October 2008, Mr. Whitfield received, pursuant to his employment agreement, an option to purchase up to 25,000 shares of the Company’s common stock under the Stock Incentive Plan and 5,402 restricted shares and 15,569 stock settled appreciation rights under the Company’s Long-Term Incentive Plan. Such awards were subject to the Company’s standard vesting periods.

Severance Agreements and Change of Control Agreements

The Company has entered into severance agreements and change of control agreements with certain key employees, including Joseph Uglialoro. Also, as discussed above, Mr. Phillips’, Mr. Wensinger’s and Mr. Whitfield’s employment agreements have severance and change of control provisions.

The severance agreement with Mr. Uglialoro entitles him to a severance package if his employment is terminated by GTSI without cause, in which case the Company will pay him a lump sum severance payment equal to four months of his then current annual base salary, subject to standard withholdings and deductions. The Company’s obligation to pay this severance compensation is subject to receipt of a release from Mr. Uglialoro.

The change of control agreement with Mr. Uglialoro provides that if a change of control of GTSI occurs and Mr. Uglialoro’s employment is terminated by the Company without cause or by Mr. Uglialoro for good reason, he will be entitled to, among other benefits normally provided to other GTSI executives, severance equal to three months of his annual total target compensation at the time of termination, accelerated vesting of stock awards (whether restricted stock, stock options or other awards), as well as other benefits that will have accrued as of the termination date. The severance amounts would be paid during the three months following the termination date in accordance with the Company’s standard payroll schedule.

If it is determined that any payment or distribution by the Company to or for the benefit of the officer in connection with a change of control would be subject to the excise tax imposed by Internal Revenue Code Section 4999, the officer will be entitled to receive an additional payment (a “Gross-up Payment”) in an amount such that, after payment by the officer of the excise tax imposed by Code Section 4999 on the Gross-up Payment, the officer retains an amount of the Gross-up Payment equal to the excise tax imposed upon the change of control payments.

Executive Officer Termination

Effective December 8, 2011, GTSI’s employment of Bridget Atkinson, Vice President of Human Resources & Organizational Development, was terminated as part of a reorganization and down-sizing of the Company. Pursuant to a separation letter agreement with Ms. Atkinson, dated December 8, 2011, GTSI (a) will pay Ms. Atkinson severance compensation of $120,000, in accordance with the Company’s standard payroll schedule, (b) will reimburse Ms. Atkinson for GTSI’s customary portion of her medical, dental and vision benefits coverage, via COBRA, through June 30, 2012, and (c) paid Ms. Atkinson $15,000 for out-placement assistance. Ms. Atkinson has provided transitional consulting services to the Company, pursuant to a separate services agreement that will terminate on June 30, 2012.

Annex I-24

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company and Federal Airways Corporation, a company of which Mr. Johnson is the owner and president, were parties to a consulting agreement, which began in 1997. In January 2009, a new consulting agreement was executed, which terminated on February 29, 2012. Under the agreement, if the Company called upon Mr. Johnson to provide services in respect of Company matters, the Company paid Mr. Johnson a fee of $2,000 per day for his services and reimbursed his related out-of-pocket expenses. During 2011, the Company paid Federal Airways Corporation $40,750, plus reimbursement of related out-of-pocket expenses of $5,966.74, for a total of $46,716.74 for services performed by Mr. Johnson during the year.

REPORT OF THE AUDIT COMMITTEE OF THE GTSI BOARD

The following Report of the Audit Committee of the GTSI Board (the “Audit Committee”) does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company specifically incorporates this Report by reference in any of those filings.

The GTSI Board adopted a written Audit Committee Charter, a copy of which is posted on the Company’s Internet website, www.GTSI.com (located on the Investor Relations web page). The GTSI Board and the Audit Committee believe that the Audit Committee members are and were at the time of the actions described in this report “independent” as independence is defined in NASDAQ Rule 4200(a)(15).

In overseeing the preparation of the Company’s financial statements, the Audit Committee met with both management and the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”) to review and discuss significant accounting issues.

The Audit Committee members have reviewed and discussed with the Company’s management the Company’s audited consolidated financial statements as of and for the year ended December 31, 2011. Management advised the Audit Committee that all of the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2011 were prepared in accordance with U.S. generally accepted accounting principles and the Audit Committee discussed such financial statements with both management and PwC.

Prior to the commencement of the audit, the Audit Committee discussed with Company’s management and PwC the overall scope and plans for the audit. Subsequent to the audit and each of the quarterly reviews, the Audit Committee discussed with PwC, with and without management present, the results of their examinations or reviews, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of specific judgments and the clarity of disclosures in the consolidated financial statements.

The Audit Committee’s review included discussion with PwC of matters required to be discussed pursuant to Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight GTSI Board in Rule 3200T.

With respect to the Company’s independent registered public accounting firm, Audit Committee members, among other things, discussed with PwC matters relating to its independence, including the written disclosures and letter received by the Audit Committee as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence. The Audit Committee reviewed and pre-approved the non-audit services described below provided by PwC during 2011. The Audit Committee has considered whether the provision by PwC of non-audit services to the Company is compatible with maintaining PwC’s independence and concluded it was compatible with maintaining the requisite independence.

Annex I-25

The Audit Committee also works with the internal auditor that reports directly to the Audit Committee and GTSI’s Chief Financial Officer.

Management determined that the Company was a non-accelerated filer for its 2011 fiscal year since its float fell below the required threshold of $50 million for non-affiliates as of the last business day of its most recently completed second fiscal quarter. During the course of closing the fiscal year ended December 31, 2011, management completed the documentation, testing and evaluation of the Company’s system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. The Audit Committee reviewed the report of management contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC.

On the basis of the reviews and discussions referred to above, the Audit Committee recommended to the GTSI Board that the GTSI Board approve the inclusion of the Company’s audited consolidated financial statements referred to above in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC.

Audit Committee members for the year ended December 31, 2011:

Barry L. Reisig, Chairman

Thomas Hewitt

Joseph Keith Kellogg, Jr.

Steven Kelman

AUDIT FEES

The following table shows the fees paid or incurred by the Company for the audit and other services provided by PwC for 2011 and 2010.

	2011	2010
Audit Fees	$1,165,088	$1,152,098
Audit Related Fees	$0	$0
Tax Fees	$0	$0
All Other	$6,500	$6,500

Total	$1,171,588	$1,158,598

Since 2003, GTSI has been required to obtain pre-approval by our Audit Committee for all audit and permissible non-audit related fees incurred with our independent registered public accounting firm. The Audit Committee has adopted additional pre-approval policies and procedures. All audit and tax fees were approved in advance by the Audit Committee. When it is efficient to do so, we use third parties other than our auditors to perform non-audit work, such as tax work, on behalf of the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Due to timing reasons, the GTSI Board has not yet selected the independent registered public accounting firm for the Company’s year ending December 31, 2012, but is expected to select the independent registered public accounting firm at the next GTSI Board meeting. The Company, through the Audit Committee and GTSI Board confirmation engaged PwC as its independent registered public accounting firm since June 6, 2007, and PwC has continued as its independent registered public accounting firm through December 31, 2011.

Annex I-26

ANNEX II

May 6, 2012

Special Committee of the Board of Directors, and

Board of Directors

GTSI Corp.

2553 Dulles View Drive, Suite 100

Herndon, VA 20171

Members of the Special Committee and the Board:

We understand that GTSI Corp. (the “Company”), UNICOM Systems, Inc. (the “Parent”), and UNICOM SUB ONE, INC. (the “Merger Subsidiary”), a wholly owned subsidiary of the Parent, propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which the Merger Subsidiary would commence a cash tender offer (the “Offer”) to purchase up to all of the issued and outstanding shares of the Company’s common stock, $.005 par value per share (the “Common Stock”), at a price per share of $7.75 in cash; following the consummation of the Offer, the Merger Subsidiary would merge with and into the Company with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), as a result of which, each outstanding share of Common Stock of the Company, other than shares of Company Common Stock subject to cancellation as specified in the Agreement, would be converted into the right to receive $7.75 per share in cash (the “Consideration”), subject to certain potential adjustments as specified in the Agreement and which are not included within the term Consideration as used herein.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of all outstanding shares of Common Stock, other than the Parent or its affiliates to the extent they hold any shares, (the “Shareholders”), of the Consideration to be received by such holders in connection with the Merger.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the May 4, 2012 draft of the Agreement;

2.	reviewed the audited financial statements of the Company as of and for the years ended December 31, 2010 and December 31, 2011 and the unaudited financial statements for the three month periods ended March 31, 2011 and March 31, 2012;

3.	reviewed the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2011;

4.	reviewed other Company financial and operating information, including financial forecasts, requested from and/or provided by the Company;

5.	reviewed certain other publicly available information on the Company;

6.	reviewed the historical market prices and trading activity of the Company’s Common Stock;

7.	compared financial and stock market information for the Company with similar information for comparable companies with publicly traded securities;

8.	reviewed the financial terms of recent business combinations involving companies in comparable businesses; and

Annex II-1

Special Committee of the Board of Directors, and

Board of Directors

GTSI Corp.

May 6, 2012

9.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, UNICOM Systems, Inc. or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. In addition, we have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver of any conditions thereof.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of May 4, 2012 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. Our opinion is limited to the fairness, from a financial point of view, of the Merger to the holders of the Common Stock of the Company. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decisions of the Special Committee of the Board of Directors and the Board of Directors to approve or consummate the Merger. In formulating our opinion, we have considered only what we understand to be the Consideration to be received by the Shareholders as is described above, and we have not Special Committee of the Board of Directors, and considered, and this opinion does not address, any other payments that may be made in connection to Company employees or other shareholders in connection with the Merger.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income, book value, and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; (v) the general condition of the securities markets; and (vi) such other factors as were deemed appropriate. The delivery of this opinion was approved by our fairness opinion committee.

In arriving at this opinion, Raymond James & Associates, Inc. (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Annex II-2

Special Committee of the Board of Directors, and

Board of Directors

GTSI Corp.

May 6, 2012

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, which fee is contingent upon consummation of the Merger. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company (in the previous two years), including financial advisory services related to the Company’s divestiture of its ownership interest in Eyak Technology, LLC, implementation of a shareholder rights plan, and execution of share repurchases, for which it has been paid a fee.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company or any other party regarding how said shareholder or party should vote or act on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted, in whole or in part, without our prior written consent, which will not be unreasonably withheld, except as required by applicable securities laws. Notwithstanding anything to the contrary, the Company may reproduce this letter in its entirety in any filing with the Securities and Exchange Commission required to be made by the Company in respect of the Offer and proposed Merger pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 or refer to this opinion in press releases and other communications.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Company’s outstanding Common Stock pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company’s outstanding Common Stock.

Very truly yours,

/s/ Raymond James & Associates, Inc.

RAYMOND JAMES & ASSOCIATES, INC.

Annex II-3

May 6, 2012 The Special Committee of the Board of Directors of GTSI Corp. Board of Directors of GTSI Corp. c/o Mr. John Toups Special Committee Chairman 2553 Dulles View Drive Herndon, VA 20171

Dear Members:

We understand that GTSI Corp. (“GTSI”, the “Company” or the “Seller”) will enter into an Agreement and Plan of Merger (the “Merger Agreement”) with UNICOM Systems, Inc. (“UNICOM”, “Parent” or the “Buyer”), and UNICOM SUB ONE, INC. (the “Merger Sub”), a wholly-owned subsidiary of Parent. It is our understanding that Merger Sub shall commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of the Company at a price equal to $7.75 (the “Offer Price”). Following the consummation of the Offer, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of the Parent, pursuant to which each outstanding share of Company common stock shall be converted into the right to receive the Offer Price (the Offer and the Merger are referred to collectively as the “Transaction”).

The Special Committee of the Board of Directors of GTSI (the “Special Committee”) has requested that Stout Risius Ross, Inc. (“SRR”) render an opinion (the “Opinion”) to the Special Committee and to the entire Board of Directors (the “Board”), with respect to the fairness, from a financial point of view, of the Offer Price to be received by the Company’s common stockholders, excluding those that will have an interest in the Buyer, pursuant to the Transaction.

We have not been requested to opine as to, and our Opinion does not in any manner address: (i) the Seller’s underlying business decision to proceed with or effect the Transaction, (ii) the terms of any agreements or documents related to, or the form or any other portion or aspect of, the Transaction, except as specifically set forth herein, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, except as specifically set forth herein, or (iv) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters. Further, we were not requested to consider, and our Opinion does not address, the merits of the Transaction relative to any alternative business strategies that may have existed for the Company or the effect of any other transactions in which the Company might have engaged, nor do we offer any opinion as to the terms of the Merger Agreement. Moreover, we were not engaged to recommend, and we did not recommend, an offer price, and we did not participate in the Transaction negotiations. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Our opinion is soley from a financial point of view and does not cover the procedural fairness of the Transaction or other possible measures of fairness. We have also assumed, with your consent, that the final executed form of the Merger Agreement will not differ from the draft of the Merger Agreement that we have examined, that the conditions to the Transaction as set forth in the Merger Agreement will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the Merger Agreement.

Our Opinion is intended to be utilized by the Special Committee and the Board as only one input to consider in its process of analyzing the Transaction.

In connection with our analysis, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. The principal sources of information used in performing our analysis included, but were not limited to:

•	GTSI’s annual reports on Form 10-K for the fiscal years ending December 31, 2007 through 2011;

Annex II-4

The Special Committee to the Board of Directors of GTSI Corp. The Board of Directors of GTSI Corp. May 6, 2012 Page 2

•	GTSI’s internally prepared unaudited financial statements for the three-month periods ended March 31, 2011 and 2012;

•	The draft Agreement and Plan of Merger, By and Among GTSI Corp., UNICOM Systems, Inc., and UNICOM Sub, dated as of May 4, 2012;

•	GTSI’s five-year financial forecast for the fiscal years ending December 2012 through 2016;

•	GTSI’s liquidation analysis, prepared by management;

•	The Administrative Agreement between GTSI and the United States Small Business Administration, dated October 19, 2010;

•	A review of publicly available financial data of certain publicly traded companies that we deemed relevant;

•	Discussions with GTSI’s management concerning its business, industry, history, and prospects;

•	Discussions with the Company’s financial advisor, Raymond James, concerning its negotiations and the anticipated solicitation process during the “Go-shop” period;

•	A site visit to GTSI’s headquarters located in Herndon, Virginia; and

•	An analysis of other facts and data resulting in our conclusions.

Our Opinion is premised on the assumption that the assets, liabilities, financial condition, and prospects of GTSI as of the date of this letter have not changed materially since the date of the most recent financial information made available to us. In rendering our Opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by GTSI, or otherwise reviewed by or discussed with us without independent verification of such information and we have assumed and relied upon the representations and warranties of the Seller contained in the draft Merger Agreement we reviewed. We have assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimate of the future financial results of the Company, and we have relied upon such projections in arriving at our Opinion. We have also assumed that the Company’s estimates of liquidation costs were reasonably prepared and represent the best estimate of the costs that the Company would incur in connection with a liquidation of the Company’s assets. We have not been engaged to assess the reasonableness or achievability of such forecasts, projections or liquidation cost estimates or the assumptions upon which they were based, and we express no view as to the forecasts, projections, or liquidation cost estimates or assumptions. We have assumed that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Seller or the Buyer.

We have not conducted a physical inspection of GTSI’s facilities or assets. Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter. It should be noted that although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm our Opinion. We reserve the right, however, to withdraw, revise, or modify our Opinion based upon additional information that may be provided to or obtained by us after the issuance of the Opinion that suggests, in our judgment, a material change in the assumptions upon which our Opinion is based.

SRR conducted its analyses at the request of the Special Committee to provide a particular perspective of the Transaction. In so doing, SRR did not form a conclusion as to whether any individual analysis, when considered

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The Special Committee to the Board of Directors of GTSI Corp. The Board of Directors of GTSI Corp. May 6, 2012 Page 3

independently of the other analyses conducted by SRR, supported or failed to support our Opinion as to the fairness of the Offer Price from a financial point of view. SRR does not specifically rely or place any specific weight on any individual analysis. Rather, SRR deems that the analyses, taken as a whole, support our conclusion and Opinion. Accordingly, SRR believes that the analyses must be considered in their entirety, and that selecting portions of the analyses or the factors they considered, without considering all analyses and factors together, could create an imperfect view of the processes underlying the analyses performed by SRR in connection with the preparation of the Opinion.

Our opinion is furnished for the use and benefit of the Special Committee and the Board, in connection with the Transaction, and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. The Company does hereby confirm for SRR that the members of the Special Committee and the Board, executives of the Company and the Company’s advisors on the Transaction (including, without limitation, the Company’s investment bankers, accountants, legal advisors and consultants) are (i) highly sophisticated in business transactions similar in scope to the proposed Transaction and (ii) reputable in all respects in their respective fields. We will receive a fee for our services, however our compensation for providing financial advisory services to the Special Committee and the Board is neither based upon nor contingent on the results of our engagement or the consummation of the proposed Transaction. Further, none of our employees who worked on this engagement has any known financial interest in the assets or equity of GTSI or the outcome of our engagement. In addition, GTSI has agreed to indemnify us for certain liabilities arising out of our engagement. We have not been requested to opine to, and this Opinion does not address, the fairness of the amount or nature of the compensation to any of GTSI’s officers, directors or employees, or class of such persons, relative to the compensation to GTSI’s public shareholders. The issuance of this Opinion has been approved by a committee of SRR authorized to approve opinions of this nature.

It is understood that this Opinion was prepared at the request of the Special Committee for its confidential use and may not be reproduced, disseminated, or quoted in any manner or for any purpose without our prior written consent, except as required by applicable securities laws. Notwithstanding anything to the contrary, the Company may reproduce this letter in its entirety in any filing with the Securities and Exchange Commission required to be made by the Company in respect of the Transaction pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 or refer to this letter in press releases.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the Company’s common stockholders, excluding those that will have an interest in the Buyer, is fair, from a financial point of view.

Yours very truly,

STOUT RISIUS ROSS, INC.

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ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of

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incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is

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otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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